As filed with the Securities and Exchange Commission on July 6, 2006.

Registration Statement No. 333-133216

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2/A
Amendment No. 1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

<u>Little Squaw Gold Mining Company</u>

(Exact name of Registrant as specified in its charter)

Alaska	**1040**	**91-0742812**
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employee Identification No.)

3412 S. Lincoln Dr., Spokane, Washington 99203-1650	**(509) 624-5831**
(Address of principal executive offices)	(Registrant's telephone number, including area code)

	Copy to:
Richard R. Walters, President	**Kenneth G. Sam, Esq.**
Little Squaw Gold Mining Company	**Dorsey & Whitney LLP**
3412 S. Lincoln Dr.	**Republic Plaza Building, Suite 4700**
Spokane, Washington 99203-1650	**370 Seventeenth Street**
(509) 624-5831	**Denver, CO 80202-5647**
	Phone: (303) 629-3400
	Facsimile: (303) 629-3450

(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: **From time to time after the effective date of this registration statement.**

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.   [X]_____

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [ ]_____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [ ]_____

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [ ]_____

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   [ ]_____

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	**Amount to be Registered[1][4]**	**Proposed Maximum Offering Price Per Share[2][3]**	**Proposed Maximum Aggregate Offering Price**	**Amount of Registration Fee [5]**
Common stock issuable upon conversion of accrued interest on Convertible Debenture to be offered for resale by selling stockholders	500,000	$1.09	$545,000	$58.31

(1) Represents estimated number of shares of common stock issuable to selling shareholder issuable in lieu of interest accrued upon the 6% Convertible Debenture held by a selling shareholder.

(2) Calculated pursuant to Rule 457(c) and (g) under the Securities Act of 1933, as amended.

(3) Fees paid by Registrant were estimated pursuant to Rule 457(c) solely for purposes of calculating amount of registration fee, based on the average of the bid and ask sales prices of the Registrant's common stock on June 29, 2006, as quoted in the National Association of Securities Dealers Over-the-Counter Bulletin Board.

(4) Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued as a result of the anti-dilution provisions contained in the warrants or options.

(5) The registrant paid a registration fee of $1,187 in connection with the filing of the initial registration statement on Form SB-2 (No. 333-133216) filed with the Securities and Exchange Commission on April 11, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

Little Squaw Gold Mining Company previously filed Registration Statement No. 333-133216 to register shares of its common stock, as well as shares of its common stock underlying warrants and 6% convertible debentures held by certain selling shareholders, and Registration Statement No. 333-130819 to register shares of its common stock, as well as shares of its common stock underlying warrants held by certain selling shareholders. The Registrant previously paid registration fees of $282 in connection with the filing of the initial registration statement on Form SB-2 (No. 333-130819) filed with the Securities and Exchange Commission on December 30, 2005, and $1,187 in connection with the filing of the initial registration statement on Form SB-2 (No. 333-133216) filed with the Securities and Exchange Commission on April 11, 2006. This Registration Statement eliminates those selling shareholders who have previously sold such shares pursuant to the previous registration statements and also eliminates those selling shareholders to whom the Company no longer has registration obligations. Pursuant to Rule 429 of the Securities Act of 1933, as amended, this Registration Statement also serves as a post-effective amendment to the Registration Statement on Form SB-2 (No. 333-130819) filed with the Securities and Exchange Commission on December 30, 2005. This Registration Statement amends Registration Statements Nos. 333-130819 and 333-133216 to reflect the registrant's annual report on Form 10-KSB for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 31, 2006, and its quarterly report for the quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 15, 2006. This Registration Statement registers an additional 500,000 shares of common stock issuable to holders of 6% Convertible Debenture in consideration of accrued interest.

The information contained in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares, and the Selling Shareholders are not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to Completion: Dated July 6, 2006

Little Squaw Gold Mining Company

This is a public offering up to 26,123,400 shares of the common stock, par value $0.10 per share, of Little Squaw Gold Mining Company, by selling shareholders listed beginning on page 14 of this prospectus. All of the shares being offered, when sold, will be sold by selling shareholders. The shares of common stock registered for resale under this registration statement include:

10,726,400 shares of common stock held by selling shareholders;

5,000,000 shares of common stock acquirable upon conversion of 6% Convertible Debentures of Little Squaw Gold Mining Company in the principal amount of One Million United States Dollars (US$1,000,000);

1,200,000 shares of common stock acquirable upon exercise of warrants at exercise prices of $0.30 to $0.40 per share;

3,000,000 shares of common stock acquirable upon exercise of Class A Warrants at the exercise price of $0.30 per share;

5,697,000 shares of common stock acquirable upon exercise of Class B Warrants at $0.35 to $0.65 per share; and

500,000 shares of common stock issuable upon conversion of semi-annual accrued interest on the 6% Convertible Debenture.

The price at which the selling shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

We will not receive any proceeds from the sale or distribution of the common stock by the selling shareholders. We may receive proceeds from the exercise of the warrants, the Class A Warrants and/or the Class B Warrants upon exercise of these warrants, if any, and will use the proceeds from any exercise for general working capital purposes.

Our common stock is quoted on the National Association of Securities Dealers "NASD" Over-the-Counter Bulletin Board "OTCBB" under the symbol "LITS". On June 29, 2006, the closing sale price for our common stock was $1.08 on the NASD OTCBB.

Investing in our common stock involves risks. See "Risk Factors and Uncertainties" beginning on page 7.

These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____, 2006.

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

The Offering

This is an offering of up to 26,123,400 shares of our common stock by certain selling shareholders.

Shares Offered By the Selling Shareholders	26,123,400 shares of common stock, $0.10 par value per share, including:

> 10,726,400 shares of common stock held by selling shareholders;

> 5,000,000 shares of common stock acquirable upon conversion of 6% Convertible Debentures of Little Squaw Gold Mining Company in the principal amount of One Million United States Dollars (US$1,000,000);

> 1,200,000 shares of common stock acquirable upon exercise of warrants at exercise prices of $0.30 to $0.40 per share;

> 3,000,000 shares of common stock acquirable upon exercise of Class A Warrants at the exercise price of $0.30 per share;

> 5,697,000 shares of common stock acquirable upon exercise of Class B Warrants at the exercise price of $0.35 per share during the first year from the date of issuance; $0.50 per share during the second year from the date of issuance and $0.65 for the third year from the date of issuance; and

> 500,000 shares of common stock issuable upon conversion of semi-annual accrued interest on the 6% Convertible Debenture.

Offering Price	Determined at the time of sale by the Selling Shareholders
Common Stock Outstanding as of March 31, 2006[1]	26,453,420 shares
Use of Proceeds	We will not receive any of the proceeds of the shares offered by the Selling Shareholders. We may receive proceeds from the exercise of the warrants, the Class A Warrants or the Class B Warrants upon exercise of these warrants, if any, and will use the proceeds from any exercise for general working capital purposes.
Dividend Policy	We currently intend to retain any future earnings to fund the growth of our business. Therefore, we do not currently anticipate paying cash dividends.
OTC Bulletin Board Symbol	LITS

[1]   Excludes 5,000,000 shares of common stock acquirable upon conversion of the 6% convertible debentures; 465,000 shares of common stock acquirable upon exercise of options at a weighted average exercise price of $0.36 per share; 1,200,000 shares of common stock acquirable upon exercise of warrants at $0.30 to $0.40 per share; 3,000,000 shares of common stock acquirable upon exercise of Class A Warrants at $0.30 per share; and 5,697,000 shares of common stock acquirable upon the exercise of Class B Warrants at $0.35 to $0.65 per share. After giving effect to these transactions, we would have 41,815,420 shares of common stock issued and outstanding as of March 31, 2006.

Unless otherwise indicated, the number of shares of our common stock outstanding excludes:

- 465,000 shares of common stock issuable upon vested exercise of options outstanding as of March 31, 2006 at a weighted average exercise price of $0.36 per share; and

- 1,200,000 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2006 at a weighted average exercise price of $0.35 per share;

- 5,000,000 shares issuable upon conversion of 6% convertible debentures at the conversion price of $0.20 per share outstanding as of March 31, 2006;

- 3,000,000 shares of common stock issuable upon exercise of Class A Warrants at an exercise price of $0.30 through November 21, 2008;

- 310,000 shares of common stock available for future grant under our Restated 2003 Stock Option Plan as of March 31, 2006;

- 2,337,000 shares of common stock issuable upon exercise of Class B Warrants at an exercise price of $0.35 per share through January 31, 2006, $0.50 per share from February 1, 2007 through January 31, 2008, and $0.65 per share from February 1, 2008 through January 31, 2009; and

- 3,360,000 shares of common stock issuable upon exercise of Class B Warrants at an exercise price of $0.35 per share through February 24, 2007, $0.50 per share from February 25, 2007 through February 24, 2008, and $0.65 per share from February 25, 2008 through February 24, 2009.

Summary of Our Business

We, Little Squaw Gold Mining Company, are engaged in the business of acquiring, and exploring mineral properties throughout the Americas, primarily those containing gold and associated base and precious metals. We were incorporated under the laws of the State of Alaska on March 26, 1959. Our executive offices are located at 3412 S. Lincoln Dr., Spokane, WA 99203, and our phone number there is (509) 624-5831.

At this time our only property is an exploration stage property in Alaska referred to as the Chandalar property. The Chandalar property is located approximately 190 air miles NNW of Fairbanks, Alaska, and 48 miles NE of Coldfoot, in the Chandalar mining district. The center of the district is approximately 70 miles north of the Arctic Circle. We own in fee 426.5 acres of patented federal mining claims consisting of 21 lode claims, one placer claim and one mill site. We control an additional 13,406.5 acres of unpatented State of Alaska mining claims consisting of 115 claims. State mining claims provide exploration and mining rights to both lode and placer mineral deposits. The claims are contiguous, comprising a block covering 13,833 acres (21.6 square miles), and are being maintained by us specifically for the possible determination of possible placer and lode gold deposits. We do not intend to conduct mining operations on our own account at this time. Rather we plan to undertake cost efficient and effective exploration activities to discover mineralization and potentially mineral reserves, which may upgrade the value of our properties and then joint venture or sell properties to qualified major mining companies. We intend to focus our activities only on projects that are primarily gold deposits.

We are an exploration stage company, and none of the properties that we own or control contain any known ore reserves or mineralized material under the definition of ore reserves under SEC Industry Guide 7. Although there is a history of past lode and placer production on our Chandalar property, the property is at an early stage of exploration, and the probability that ore reserves that meet SEC guidelines will be discovered on an individual prospect at Chandalar is slight. We have assayed gold mineralization in samples from 28 prospects and five past producing mine sites on our Chandalar property. A great deal of further work is required on our properties before a final determination as to the economic and legal feasibility of a mining venture can be made. There is no assurance that a commercially viable deposit will be proven through the exploration efforts by us at Chandalar. The funds expended on our properties may not be successful in leading to the delineation of ore reserves that meet the criteria established under SEC guidelines.

Our initial focus is on exploration of our Chandalar property. The arctic climate limits exploration activities to a summer field season that generally starts in early May and lasts until freeze up in mid-September. There are many operating mines located elsewhere within North America that are located above the Arctic Circle. Management believes year-round operations at Chandalar are feasible should an exploitable deposit of gold be proven through seasonal exploration.

We believe we have sufficient working capital to fund exploration work on the Chandalar property and for working capital requirements for the next 12 months. We expect to fund additional work beyond the next twelve months through the possible exercise of warrants, private placement offerings of our securities or possibly by entering into a joint venture agreement on our Chandalar property with a senior mining company partner which could involve, in part, their purchasing our securities.

Selected Financial Data

The selected financial information presented below as of and for the periods indicated is derived from our financial statements contained elsewhere in this prospectus and should be read in conjunction with those financial statements.

STATEMENT OF OPERATIONS DATA:	Three Months Ended March 31,		Year Ended December 31,	
	2006	2005	2005	2004
	(unaudited)			
Revenue	$ -	$ -	$ -	$ -
Expenses	384,653	91,977	362,288	553,765
Other (income) expense	39,721	(41)	23,961	(587)
Net Loss	424,374	91,936	386,249	553,178
Loss per Common share*	$0.02	$0.01	$0.02	$0.04
Weighted Average Number of Common Shares Outstanding	21,593,753	13,759,503	15,858,637	14,811,488

* Basic.

BALANCE SHEET DATA:	At December 31,	
	2005	2004
Working Capital	$ 888,110	$ 1,261
Total Assets	1,361,630	367,560
Accumulated Deficit	(2,395,350)	(2,009,101)
Stockholders' Equity	585,700	279,768

* Basic.

[1] On January 31, 2006, we closed the first tranche of a private placement of 3,895,000 Units at $0.25 per unit for gross proceeds of $973,750. On February 24, 2006, we closed the second tranche of the private placement of 5,600,000 Units at $0.25 per unit for gross proceeds of $1,400,000. Each Unit consisted of one share of common stock and one-half of one Class B Warrant Each whole Class B Warrant is exercisable to acquire one share of common stock at the exercise price of $0.35 per share during the first year from the date of issuance; $0.50 per share during the second year from the date of issuance and $0.65 for the third year from the date of issuance. We paid a registered broker-dealer a commission of 10% of the gross proceeds of the private placement ($237,375) and issued the agent 949,000 Class B Warrants.

BALANCE SHEET DATA:		At December 31,	
	At March 31, 2006	2005	2004
	(unaudited)		
Working Capital	$ 2,374,587	$ 888,110	$ 1,261
Total Assets	3,345,791	1,361,630	367,560
Accumulated Deficit	(2,819,724)	(2,395,350)	(2,009,101)
Stockholders' Equity	2,398,682	585,700	279,768

RISK FACTORS AND UNCERTAINTIES

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

Our failure to successfully address the risks and uncertainties described below, or other unknown risks, would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment.

Estimates of mineralized material are inherently forward-looking statements subject to error. Unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

We have no proven or probable reserves on our Chandalar property and we may never identify any commercially exploitable mineralization.

We have no probable or proven reserves, as defined in SEC Industry Guide 7, on our Chandalar property. Consequently, we have not completed a feasibility study on our Chandalar property, which is the only mineral property we currently own. Minerals may not be discovered in sufficient quantities and grade at Chandalar to justify commercial operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. If we are unable to upgrade our mineralized material to proven and probable reserves in sufficient quantities to justify commercial operations, we will be unable to establish any mining operations, generate any revenues from our properties or realize any return from our investments in exploration on our Chandalar property, which could result in a decline in our stock price.

We have no history of commercial production.

Small scale placer and lode miners have historically produced limited amounts of gold on the Chandalar property. Recorded historical production on the property since 1904 totals 83,987 ounces of gold (not all of the gold production has been recorded). Between 1979 and 1999 we were paid an 8% in kind production royalty of 1,246.14 ounces of gold on 15,735.54 ounces of gold mined by our placer miner lessees. Between 1970 and 1983 combined lode production from our operations and those of our lessees was 9,039 ounces of gold from 11,819 tons. These operations were economically marginal and did not yield profits of any significance to the company. We currently have no commercial placer or lode production operation at Chandalar, and have carried on our business of exploring the property at a loss. We expect to continue to incur losses unless and until such time as our properties enter into commercial production and generate sufficient revenues to fund our continuing operations. The establishment of new mining operations at Chandalar will require the commitment of substantial resources toward exploration work and the completion of a feasibility study. We currently do not have sufficient funds to completely explore the Chandalar property nor to complete a mining feasibility study should important quantities of mineralization be found. We expect to incur substantial losses for the foreseeable future related to operating expenses, exploration activities and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment are retained as we continue exploration activities. The amounts and timing of expenditures will depend on the progress of ongoing exploration, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may not generate any revenues or achieve profitability.

Chandalar is located within the remote Arctic Circle region and exploration activities may be limited by climate and location.

Our initial focus is on exploration of our Chandalar property. The arctic climate limits exploration activities to a summer field season that generally starts in early May and lasts until freeze up in mid-September. The remote location of our Chandalar property limits access and increases exploration expenses. Costs associated with such activities are estimated to be between 25% and 50% higher than costs associated with similar activities in the lower 48 states in the United States. Transportation and availability of qualified personnel is also limited because of the remote location. Higher costs associated with exploration activities and limitations on the annual periods in which we can carry on exploration activities will increase the costs and time associated with our planned activities and could negatively affect the value of our property and securities.

We may be required to raise additional capital to fund our exploration programs on the Chandalar property.

We are an early stage company and currently do not have sufficient capital to fully fund any long-term plan of operation at the Chandalar property. We estimate that we currently have sufficient capital to fund our planned exploration work on the Chandalar property and our working capital requirements for 2006; however, we estimate that we will require additional financing in 2007. We expect to accomplish this by private placement offerings of our securities similar to those by which the selling shareholders acquired their shares and under comparable terms, or by the possible exercise of outstanding warrants, or also possibly by entering into a joint venture agreement on our Chandalar property with a senior mining company partner which could involve, in part, their purchasing our securities. We estimate that we will require substantial additional financing thereafter, the level of which will depend on the results of our exploration work and recommendations of our management and consultants. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration on any or all of our properties or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, may not be available on favorable terms or terms acceptable to us.

Our exploration activities may not be commercially successful.

We currently have no properties that produce gold. Our initial and only property is currently the Chandalar property which is an exploration-stage project. Mineral exploration is highly speculative in nature, involves many risks and is frequently nonproductive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs. We are currently conducting mineral exploration and deposit definition drilling at Chandalar. The success of this gold exploration is determined in part by the following factors:

- the identification of potential gold mineralization based on superficial analysis;
- availability of government-granted exploration permits;
- the quality of our management and our geological and technical expertise; and
- the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to determine metallurgical processes to extract metal, and to establish the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit at Chandalar would be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Any mineralized material or gold resources that may be discovered at Chandalar may be in insufficient quantities to justify commercial operations.

Exploration activities involve a high degree of risk.

Our operations at Chandalar will be subject to all the hazards and risks normally encountered in the exploration for deposits of gold. These hazards and risks include, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

The parameters that would be used at Chandalar in estimating possible mining and processing efficiencies would be based on the testing and experience our management has acquired in operations elsewhere. Various unforeseen conditions can occur that may materially affect estimates based on those parameters. In particular, past mining operations at Chandalar indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the underground mining operations are executed as planned to avoid mine grade dilution, resulting in uneconomic material being fed to the mill. Mining contracts for the miners at Chandalar would include clauses addressing this issue to help ensure planned requirements are met. Other unforeseen and uncontrollable difficulties may occur in planned operations at Chandalar which could lead to failure of the operation.

If we make a decision to exploit the Chandalar property based on gold mineralization that may be discovered and proven, we plan to process the resource using technology that has been demonstrated to be commercially effective at other quartz vein hosted gold deposits in Alaska and elsewhere in the world. These techniques may not be as efficient or economical as we project, and we may never achieve profitability.

We may be adversely affected by fluctuations in gold prices.

The value and price of our securities, our financial results, and our exploration activities may be significantly adversely affected by declines in the price of gold and other precious metals. Gold prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of gold producing countries throughout the world. The price for gold fluctuates in response to many factors beyond anyone's ability to predict. The prices that would be used in making any resource estimates at our Chandalar property would be disclosed and would probably differ from daily prices quoted in the news media. Percentage changes in the price of gold cannot be directly related to any estimated resource quantities at Chandalar, as they are affected by a number of additional factors. For example, a 10 percent change in the price of gold may have little impact on any estimated resource quantities at Chandalar and would affect only the resultant cash flow. Because any future mining at Chandalar would occur over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that a low price of gold is temporary and/or that a greater expense would be incurred in permanently closing a mine there.

Mineralized material calculations and life-of-mine plans, if any, using significantly lower gold and precious metal prices could result in material write-downs of our investments in mining properties and increased reclamation and closure charges.

In addition to adversely affecting any of our mineralized material estimates and its financial aspects, declining metal prices may impact our operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular event, such as a cave-in of a mine tunnel. Even if the Chandalar project may ultimately be determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in establishing operations or may interrupt on-going operations, if any, until the reassessment can be completed.

Title to our properties may be subject to other claims.

There may be valid challenges to the title to properties we own or control and in the Chandalar mining district which, if successful, could impair our exploration activities. Even though we exercise commercially reasonable due diligence with respect to determining title to properties we own or control and in the Chandalar mining district, title to such properties may be challenged or impugned due to unknown prior unrecorded agreements or transfers or undetected defects in titles.

A significant portion of our mineral rights to the Chandalar property consist of "unpatented" lode mining claims created and maintained on deeded state land in accordance with the laws governing Alaska state mining claims . We have no unpatented mining claims on federal land in the Chandalar mining district, or anywhere else. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of complex state laws and regulations. Also, unpatented mining claims are always subject to possible challenges by third parties or validity contests by the state government. In addition, there are few public records that definitively determine the issues of validity and ownership of unpatented state mining claims.

Estimates of mineralized material are subject to evaluation uncertainties that could result in project failure.

Our exploration and future mining operation, if any, at Chandalar is faced risks associated with being able to accurately predict the quantity and quality of mineralized material within the earth using statistical sampling techniques. Estimates of any mineralized material at Chandalar are made using samples obtained from appropriately placed underground workings and intelligently designed drilling. There is an inherent variability of assays between check and duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. Additionally, there also may be unknown geologic details that have not been identified or correctly appreciated at the current level of accumulated knowledge of our property. This results in uncertainties that cannot be reasonably eliminated from the process of estimating mineralized material. If these estimates prove to be unreliable, we may implement an exploitation plan that may not lead to commercially viable operations in the future.

We currently depend on a single property - the Chandalar property.

Our only mineral property at this time is the Chandalar property. We are solely dependent upon making a gold deposit discovery at Chandalar for the furtherance of the company, unless we are able to acquire additional properties or projects outside of Chandalar. Should we be able to make an economic find at Chandalar, we would then be solely dependent upon a single mining operation for our revenue and profits, if any.

Government regulation may adversely affect our business and planned operations.

Our mineral exploration activities are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. New rules and regulations may be enacted or existing rules and regulations may be applied in a manner which could limit or curtail exploration at our Chandalar property. The economics of any potential mining operation there would be particularly sensitive to changes in the State of Alaska's tax regime. At present, Alaska has a 7% net profits mining license tax on all mineral production (AS 43.65), a 3% net profits royalty on minerals from state lands (AS 38.05.212) (where we hold unpatented state mining claims), and a graduated mining claim rental beginning at $0.50/acre. Alaska state corporate income tax is 9.4% if net profit is more than a set threshold amount. Alaska has an exploration incentive credit program (AS 27.30.010) whereby up to $20 million in approved accrued exploration credits can be deducted from the state mining license tax, the state corporate income tax, and the state mining royalty. All new mining operations are exempt from the mining license tax for 3 1/2 years after production begins. This generally favorable state tax regime could be reduced or eliminated. Such an event could materially hinder our ability to finance the future exploitation of any gold deposit we might prove-up at Chandalar. Amendments to current laws, regulations and permits governing our operations and the general activities of mining and exploration companies, or more stringent implementation thereof, could cause unanticipated increases in our exploration expenses, capital expenditures or future production costs, or could result in abandonment or delays in establishing operations at our Chandalar property.

Our operations are subject to environmental risks.

All phases of our operations, if any, will be subject to federal, state and local environmental regulation in the various jurisdictions in which we operate now or in the future. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation, if any, may adversely affect our operations. Environmental hazards may exist on the property which we hold, or properties we may come to hold interests in which are unknown to us at present and which have been caused by previous or existing owners or operators or lessees.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage by reason of our exploration or mining activities and may have civil or criminal fines or penalties imposed on us for violations of applicable laws or regulations.

Future production, if any, at our Chandalar mine prospects will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems, then we may become subject to liability for hazards that may not be insured against or for clean up work that may not be insured.

We do not insure against all risks.

Our insurances will not cover all the potential risks associated with our operations. We may also be unable to maintain insurances to cover these risks at economically feasible premiums. Insurance coverages may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurances against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards for which we may not be insured against or for which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial condition and results of operations.

We compete with larger, better capitalized competitors in the mining industry.

The mining industry is acutely competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of exploration-stage properties, or properties capable of producing precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, our revenues, operations and financial condition and possible future revenues could be materially adversely affected by actions by our competitors.

We are dependent on our key personnel.

Our success depends on our key executives: Richard R. Walters, our President, and Ted Sharp, our Chief Financial Officer. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation. Our ability to manage our mineral exploration activities at our Chandalar property or other locations where we may acquire mineral interests, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we may not be able to attract and retain such personnel.

Richard R. Walters, our President, and Ted Sharp, our Chief Financial Officer, do not dedicate 100% of their time on our business.

Richard R. Walters, our President, provides services under a consulting arrangement, which permits him to provide services to other companies. Mr. Walters also serves as a director and the Executive Vice President of Marifil Mines Limited, a public company traded on the Toronto Ventures Exchange, with properties in Argentina. Mr. Walters dedicates approximately 80% of his business time to Little Squaw, and his duties at Marifil Mines may detract from the time Mr. Walters can spend on our business. Mr. Walters is available nearly 100% of all work days on an as-needed basis to tend to any urgent affairs of the Company. When not at the corporate office, Mr. Walters and Mr. Sharp each maintain constant control of the Company's business on a daily basis from almost anywhere in the world (including Alaska and Argentina) via telephone and the internet. In the event of a failure of laptop or telecommunications, or at times of internet connection disruption, Mr. Walters and Mr. Sharp's ability to communicate with other Company personnel or conduct company transactions may be obstructed. Ted Sharp, our Chief Financial Officer, also provides services under a consulting arrangement, which permits him to provide services to other companies. Mr. Sharp dedicates approximately 50% of his business time to Little Squaw, and currently, provides consulting services to a variety of small business clients, which may detract from the time Mr. Sharp can spend on our business.

Our officers and directors may have potential conflicts of interest due to their responsibilities with other entities.

The officers and directors of our company serve as officers and/or directors of other companies in the mining industry, which may create situations where the interests of the director or officer may become conflicted. The consulting arrangements of Mr. Walters and Mr. Sharp allow them to provide services to other companies. One of our key officers, Mr. Walters, consults for another mining company. He is an officer and director of Marifil Mines Limited, a Canadian public company listed on the Canadian Ventures Exchange. His positions in Marifil result from being one of its co-founders, and he does not actively run the daily affairs of Marifil. Rather, he provides continual advice to its Chief Executive Officer. Marifil operates exclusively in Argentina, and employs mostly Argentineans. Conversely, the Company is focused on its Alaskan project, has limited its mineral property acquisition search to within North America, and employs only US citizens. No competition currently exists between the two companies for mineral properties or professional services.

The companies to which Mr. Walters and Mr. Sharp provide services may be potential competitors with our company at some point in the future. The directors and officers owe our company fiduciary duties with respect to any current or future conflicts of interest.

We will be required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we expect that beginning with our annual report on Form 10-KSB for the fiscal year ended December 31, 2007, we will be required to furnish a report by management on our internal controls over financial reporting. Such report will contain among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. Such report must also contain a statement that our auditors have issued an attestation report on our management's assessment of such internal controls. Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, our management's assessment of the effectiveness of internal control over financial reporting under Section 404.

We are compiling the system and process documentation and performing the evaluation needed to comply with Section 404, which is both costly and challenging. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, we may identify one or more material weaknesses in our internal control over financial reporting, in which case we may not be able to assert that our internal controls are designed and operating effectively. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007 (or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

Risks Related to this Offering

The market for our common shares has been volatile in the past, and may be subject to fluctuations in the future.

The market price of our common stock has ranged from a high $0.55 and a low $0.20 during the twelve month period ended December 31, 2005. See "Market for Common Equity and Related Stockholder Matters" beginning on page 51 of this prospectus. The market price of our common stock may fluctuate significantly from its current level. The market price of our common stock may be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many exploration-stage companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, class action securities litigation has been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse affect on our business, operating results and financial condition.

We have convertible securities outstanding, which if fully exercised could require us to issue 15,362,000 shares of our common stock and result in substantial dilution to existing shareholders.

As of March 31, 2006, we had 26,453,420 shares of common stock issued and outstanding. We may be required to issue the following shares of common stock upon exercise or conversion of convertible securities: 5,000,000 shares of common stock acquirable upon conversion of the 6% convertible debentures; 465,000 shares of common stock acquirable upon exercise of options; 1,200,000 shares of common stock acquirable upon exercise of warrants at $0.30 to $0.40 per share; 3,000,000 shares of common stock acquirable upon exercise of Class A Warrants at $0.30 per share; and 5,697,000 shares of common stock acquirable upon the exercise of Class B Warrants at $0.35 to $0.65 per share. If these convertible securities are fully converted or exercised, we would issue an additional 15,362,000 shares of common stock, and our issued and outstanding share capital would increase to 41,815,420 shares. The convertible securities are likely to be exercised or converted at the time when the market price of our common stock exceeds the conversion or exercise price of the convertible securities. Holders of such securities are likely to sell the common stock upon conversion which could cause our share price to decline.

Broker-dealers may be discouraged from effecting transactions in our common stock because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a "penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The market price of our common stock on the OTCBB during the period from January 1, 2004 to December 31, 2005, ranged between a high $0.55 and a low $0.20, and our common stock is deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the stock and impede the sale of our stock in the secondary market.

A broker-dealer selling penny stock to anyone other than an established customer or "accredited investor," generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

In the event that your investment in our shares is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends.

We have never paid a dividend to our shareholders, and we intend to retain our cash for the continued growth of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future. As a result, your return on investment will be solely determined by your ability to sell your shares in a secondary market.

FORWARD-LOOKING STATEMENTS

We use words like "expects," "believes," "intends," "anticipates," "plans," "targets," "projects" or "estimates" in this prospectus. When used, these words and other, similar words and phrases or statements that an event, action or result "will," "may," "could," or "should" occur, be taken or be achieved identify "forward-looking" statements. This prospectus contains "forward-looking information" which may include, but is not limited to, statements with respect to the following:

- future financial or operating performances of Little Squaw, its subsidiaries and its projects;

- the future price of gold, silver or other metals;

- the estimation of mineral resources and the realization of mineral reserves, if any, based on estimates;

- estimates related to costs of capital, operating and exploration expenditures;

- requirements for additional capital;

- government regulation of exploration activities operations, environmental risk and, as applicable, reclamation and rehabilitation expenses;

- title disputes or claims;

- limitations of insurance coverage; and

- the timing and possible outcome of pending regulatory and permitting matters.

Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined under the sections titled "Risk Factors and Uncertainties" beginning at page 7 of this prospectus, "Description of the Business" beginning at page 31 of this prospectus and "Management's Discussion and Analysis" beginning at page 45 of this prospectus Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Our management has included projections and estimates in this prospectus, which are based primarily on management's experience in the industry, assessments of our results of operations, discussions and negotiations with third parties and a review of information filed by our competitors with the Securities and Exchange Commission or otherwise publicly available. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

DIVIDEND POLICY

We anticipate that we will retain any earnings to support operations and to finance the growth of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any further determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on the financial condition, operating results, capital requirements and other factors that our board deems relevant. We have never declared a dividend.

SELLING SHAREHOLDERS

This prospectus covers the offering of up to 26,123,400 shares of our common stock by Selling Shareholders. We will not receive any proceeds from the sale of the shares by the Selling Shareholders.

If we issue all of the common stock issuable upon exercise of the warrants, Class A Warrants and/or Class B Warrants held by Selling Shareholders, we will receive proceeds of between $0.30 and $0.65 per share for aggregate proceeds ranging from $3,253,950 to $5,083,050, if fully exercised and depending on the year in which they may be exercised. We intend to use such proceeds, if any, for general working capital purposes. We cannot assure you that any of the warrants will be exercised.

The shares issued to the Selling Shareholders or issuable to Selling Shareholders upon exercise of the warrants are "restricted" shares under applicable federal and state securities laws and are being registered to give the Selling Shareholders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the Selling Shareholders. The Selling Shareholders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See "Plan of Distribution" beginning on page 21 of this prospectus. The Selling Shareholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The Selling Shareholders and any agents or broker-dealers that participate with the Selling Shareholders in the distribution of their registered shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

We will receive no proceeds from the sale of the registered shares, and we have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

Selling Shareholders Information

The following are the Selling Shareholders who own an aggregate of 10,726,400 shares of our common stock covered in this prospectus and have the right to acquire upon exercise an additional 9,897,000 shares of common stock upon exercise of warrant and 5,000,000 shares of common stock upon the conversion of the 6% Convertible Debenture. In addition, we registered an additional 500,000 shares of common stock to be issued in lieu of accrued interest payable under the 6% Convertible Debenture held by a Selling Shareholder. See "Transactions with Selling Shareholders" beginning on page 19 of this prospectus for further details. At March 31, 2006, we had 26,453,420 shares of common stock issued and outstanding.

| | Before Offering | | After Offering | | |
Name	Total Number of Shares Beneficially Owned [a]	Percentage of Shares Owned [a]	Number of Shares Offered	Shares Owned After Offering [b][c]	Percentage of Shares owned After Offering [c]
Luisa H. Frazier [1] P.O. Box 471190 Fort Worth, TX 76147	1,800,000	6.65%	1,800,000	--	--
James LeCamp [2] 6210 Locke Ave. Fort Worth, TX 76116	240,000	**	240,000	--	--
Charles Peter Henry Francis Kernot [3] 93 Blythe Road London, UK W14 0HP	112,500	**	112,500	--	--
Robert S. Tarangelo [4] 1501 India St., #502 San Diego, CA 92101	150,000	**	150,000	--	--
Belltown Capital Partners, L.P. [5] 1501 India St., #501 San Diego, CA 92101	300,000	1.13%	300,000	--	--
Forza Partners, LP [6] 1574 NW Crossing Dr., Suite 205 Bend, OR 97708	3,900,000	14.05%	3,900,000	--	--
Richard J. Bell [7] 475 Round Hill Rd. Greenwich, CT 06831	150,000	**	150,000	--	--
BHL LP [8] 1424 Shady Oak Lane Fort Worth, TX 76107	600,000	2.25%	600,000	--	--
Blanchette Inc. [9] Attn: Christian Gallagher Le Monte Marina 33 Ave des Papalins Fontvieille Monaco 98000	120,000	**	120,000	--	--
Adrian Carmack [10] 1611 Cape Hatteras Pl. Rockwall, TX 75807	300,000	1.13%	300,000	--	--

J. M. Finn Nominees Limited [11] Salisbury House, London Wall London EC2M 5TA England	120,000	**	120,000	--	--
David Neufeld [2] 1940 Oxen Rd. Waverly, KS 66871	300,000	1.13%	300,000	--	--
Nicholas Gallagher [13] 5 Churchfields The K Club Straffan Kiloare Ireland	2,100,000	7.73%	2,100,000	--	--
Lewell Investments Limited [14] Settlement Department ODL Securites Salisbury House, London Wall London EC2M SQQ England	600,000	2.25%	600,000	--	--
Michael P. McGartland [15] McGartland & Borchardt 1300 South University Dr. University Centre # 500 Fort Forth, TX 76107	600,000	2.25%	600,000	--	--
Christopher Miller [16] Maverick Southwest Investments, LLC 2828 Routh Street, Suite 500 Dallas, TX 75201	150,000	**	150,000	--	--
Penn Lits, LLC [17] 421 E. Sherman Ave., Suite 203 Coeur d' Alene, ID 83814	120,000	**	120,000	--	--
William Poland [18] P.O. Box 121877 Fort Worth, TX 76121	420,000	1.58%	420,000	--	--
Linda C. Ranelle [19] 3950 Altura Ct. Fort Forth, TX 76109	300,000	1.13%	300,000	--	--
H. William Ranelle [20] 2852 Oakbriar Trail Fort Worth, TX 76109	300,000	1.13%	300,000	--	--
Charles Patrick Reddell & Cynthia Reddell [21] 5517 Oakmont Fort Worth, TX 76112	150,000	**	150,000	--	--
Wolfe Rudman [22] 1700 Pacific Ave., Ste 4700 Dallas, TX 75201	300,000	1.14%	300,000	--	--
Michael S. Schwartz [23] 5515 Willow Wood Lane Dallas, TX 75252	210,000	**	210,000	--	--
Brian K. Sneed [24] 4733 Hidden Lane Fort Worth, TX 76107	300,000	1.13%	300,000	--	--
Kurt Alan Williams [25] 4113 Hildring Drive East Fort Worth, TX 76109	600,000	2.25%	600,000	--	--
RAB Special Situations (Master) Fund Limited [26] 1 Adam Street London WC2N 6LE	8,000,000	9.99%	8,000,000	--	--

Strata Partners, LLC[27] 219 Lake Street South, Suite C Kirkland, WA 98033	1,480,900	5.31%	1,480,900	--	--
Earle & Rhea Foster[28] P.O. Box 243132 Anchorage, AK 99524	800,000	2.98%	800,000	--	--
George & Carol Nichols[29] 1727 E 35th Spokane, WA 98203	466,000	1.75%	200,000	266,000	**
Ralph Kettell, II & Laura Kettell[30] 2905 Greencastle Rd Burtonsville, MD 20866	600,000	2.24%	600,000	--	--
Vose Partners[31] P.O. Box 956 Southport, CT 06890	400,000	1.50%	400,000	--	--
Wilbur Hallauer[32] 406 Eastlake RD Oroville WA 98844	2,081,875	7.81%	400,000	1,681,875	6.26%
Total	28,071,275		26,123,400	1,947,875	

(a)   All percentages are based on 26,453,420 shares of common stock issued and outstanding on March 31, 2006. Beneficial ownership is calculated based on the number of shares of common stock that each selling shareholder owns or controls or has the right to acquire within 60 days of March 31, 2006.

(b)   This table assumes that the Selling Shareholders will sell all of their shares available for sale during the effectiveness of the registration statement that includes this prospectus. The Selling Shareholders are not required to sell their shares. See "Plan of Distribution" beginning on page 21.

(c)   Assumes that all shares registered for resale by this prospectus have been issued and sold.

(1)   Includes 1,200,000 shares of common stock and 600,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.

(2)   Includes 160,000 shares of common stock and 80,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.

(3)   Includes 75,000 shares of common stock and 37,500 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.

(4)   Includes 100,000 shares of common stock and 50,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.

(5)   Includes 200,000 shares of common stock and 100,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006. Robert S. Tarangelo, in his capacity as portfolio manager of Belltown Capital, L.P., has sole investment and voting control over these securities.

(6)   Includes 2,600,000 shares of common stock and 1,300,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006. David Atkinson, in his capacity as portfolio manager of Forza Capital Management, L.L.C., has sole investment and voting control over these securities. The Class B Warrants cannot be exercised if the holder of such warrants would beneficially own more than 9.99% of the issued and outstanding shares of common stock of Little Squaw Gold Mining Company after giving effect to such exercise.

(7)   Includes 100,000 shares of common stock and 50,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.

(8)   Includes 400,000 shares of common stock and 200,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006. Brad Lamensdorf, in his capacity as portfolio manager of BHL LP, has sole investment and voting control over these securities.

(9)   Includes 80,000 shares of common stock and 40,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006. Christian Gallagher has sole investment and voting control over these securities.

(10)   Includes 200,000 shares of common stock and 100,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.

(11)   Includes 80,000 shares of common stock and 40,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006. Richard Watkins has sole investment and voting control over these securities.

(12)   Includes 200,000 shares of common stock and 100,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.

(13)   Includes 1,400,000 shares of common stock and 700,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.

(14)   Includes 400,000 shares of common stock and 200,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006. David Gaskell, as portfolio manager of Lewell Investments Limited, has sole investment and voting control over these securities.

(15)   Includes 400,000 shares of common stock and 200,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.

(16)   Includes 100,000 shares of common stock and 50,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.

(17)   Includes 80,000 shares of common stock and 40,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006. Ron Nicklas, as managing member of Penn Lits, has sole investment and voting control over these securities.

(18)   Includes 280,000 shares of common stock and 140,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.

(19)   Includes 200,000 shares of common stock and 100,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006. Sole and separate property of William Poland.

(20)   Includes 200,000 shares of common stock and 100,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.

(21)   Includes 100,000 shares of common stock and 50,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.

(22)   Includes 200,000 shares of common stock and 100,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.

(23)   Includes 140,000 shares of common stock and 70,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.

(24)   Includes 200,000 shares of common stock and 100,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.

(25)   Includes 400,000 shares of common stock and 200,000 shares of common stock acquirable upon exercise of Class B Warrants within 60 days of March 31, 2006.

(26)   RAB Special Situations (Master) Fund Limited is organized under the laws of the Cayman Islands. Phillip Richards has sole investment and voting control over the securities. The Selling Shareholder holds a 6% convertible debenture in the principal amount of $1,000,000 convertible into 5,000,000 shares of common stock at $0.20 per share and a Class A Warrant exercisable to acquire 2,500,000 shares of common stock at $0.30 per share for a period of 3 years. The 6% convertible debenture and the Class A Warrant contain provisions that limit the selling shareholder's beneficial ownership in the class of common stock of Little Squaw to 9.99%. Includes 500,000 shares of common stock issuable upon conversion of semi-annual accrued interest on the 6% Convertible Debenture, of which 28,286 were issued on June 1, 2006 as payment for accrued interest amounting to $31,397.26 at $1.11 per share.

(27)   Includes 31,400 shares of common stock; a Class A Warrant exercisable to acquire 500,000 shares of common stock at $0.30 per share for a period of 3 years; and Class B Warrants exercisable to acquire 949,500 shares of common stock at an exercise price ranging from $0.35 to $0.65 for a period of 3 years. Rhett Gustafson has sole investment and voting control over these securities. Strata Partners, LLC is a registered U.S. broker-dealer and received the Class A Warrant and Class B Warrants as placement agent fees.

(28)   Includes 400,000 shares of common stock and Warrants exercisable to acquire 400,000 shares of common stock at a price of $0.30 until August 17, 2006, $0.35 from August 18, 2006 to August 17, 2007 and $0.40 from August 18, 2007 to August 17, 2008.

(29)   Includes 366,000 shares of common stock and Warrants exercisable to acquire 100,000 shares of common stock at a price of $0.30 until September 20, 2006, $0.35 from September 21, 2006 to September 20, 2007 and $0.40 from September 21, 2007 to September 20, 2008. This registration statement registers 200,000 shares of common stock for resale, including 100,000 shares of common stock and 100,000 shares of common stock acquirable upon exercise of the Warrants.

(30)   Includes 300,000 shares of common stock and Warrants exercisable to acquire 300,000 shares of common stock at a price of $0.30 until October 16, 2006, $0.35 from October 17, 2006 to October 16, 2007 and $0.40 from October 17, 2007 to October 16, 2008.

(31)   Includes 200,000 shares of common stock and Warrants exercisable to acquire 200,000 shares of common stock at a price of $0.30 until October 16, 2006, $0.35 from October 17, 2006 to October 16, 2007 and $0.40 from October 17, 2007 to October 16, 2008. James Vose has sole investment and voting control over these securities.

(32)   Includes 1,881,875 shares of common stock and Warrants exercisable to acquire 200,000 shares of common stock at a price of $0.30 until October 16, 2006, $0.35 from October 17, 2006 to October 16, 2007 and $0.40 from October 17, 2007 to October 16, 2008. This registration statement registers 400,000 shares of common stock for resale, including 200,000 shares of common stock and 200,000 shares of common stock acquirable upon exercise of the Warrants.

        Except as noted above and based on information provided to us, none of the selling shareholders are affiliated or have been affiliated with any broker-dealer in the United States. Except as otherwise provided in this prospectus, none of the selling shareholders are affiliated or have been affiliated with us, any of our predecessors or affiliates during the past three years.

TRANSACTIONS WITH SELLING SHAREHOLDERS

Private Placement Transactions with Selling Shareholders

On January 31, 2006, we closed a private placement of 3,895,000 Units, at a price of $0.25 per Unit for gross proceeds of $973,750. Each Unit consisted of one share of the registrant's common stock, par value $0.10, and one half of one (1/2) Class B Warrant. Each whole Class B Warrant is exercisable to acquire one additional share of common stock at an exercise price of $0.35 per share during the one-year period commencing on the Closing Date, $0.50 per share during the second year following the Closing Date, and $0.65 per share during the third year following the Closing Date. The following selling shareholders participated in the private placement: Luisa H. Frazier, James LeCamp, Charles Peter Henry Francis Kernot, Robert S. Tarangelo, Belltown Capital Partners, L.P., Forza Partners, LP, and BHL LP. On February 24, 2006, we closed a private placement of 5,600,000 Units, at a price of $0.25 per Unit for gross proceeds of $1,400,000. Each Unit consisted of one share of the registrant's common stock, par value $0.10, and one half of one (1/2) Class B Warrant. Each whole Class B Warrant is exercisable to acquire one additional share of common stock at an exercise price of $0.35 per share during the one-year period commencing on the Closing Date, $0.50 per share during the second year following the Closing Date, and $0.65 per share during the third year following the Closing Date. The following selling shareholders participated in the private placement: Richard J. Bell, BHL LP, Blanchette Inc., Adrian Carmack, J.M. Finn Nominees Limited, Forza Partners, LP, David Neufeld, Nicholas Gallagher, James E. LaCamp, Lewell Investments Limited, Michael C. McGartland, Christopher Miller, Penn Lits, LLC, William Poland, Linda C. Ranelle, H. William Ranelle, Charles Patrick Reddell and Cynthia Reddell, Wolfe Rudman, Michael S. Schwartz, Brian K. Sneed and Kurt Alan Williams.

Transactions with Other Selling Shareholders

On August 12, 2005 our Board of Directors authorized a direct private placement offering of 1,200,000 units at $0.25 per unit. Each unit consists of one share of common stock, and a three-year full share purchase warrant exercisable at $0.30, $0.35 and $0.40 in the respective successive years. During the nine months ended September 30, 2005, we sold a total of 500,000 units for proceeds of $125,000. Subsequently, 700,000 units were sold during the fourth quarter of 2005 for proceeds of $175,000. No fees or commissions were paid, and net proceeds to us were $300,000.

On August 17 2005, we completed a private placement of 400,000 units to Earle & Rhea Foster, a selling shareholder, at $0.25 per unit.

On September 19, 2005, 2005, we completed a private placement of 100,000 units to Carol S. & George C. Nichols, Jr. a selling shareholder, at $0.25 per unit.

On October 17, 2005, we completed a private placement of 300,000 units to Laura O. & Ralph W. Kettell, II, a selling shareholder, at $ 0.25 per unit.

On October 17, 2005, we completed a private placement of 200,000 units to Vose Partners, a selling shareholder, at $0.25 per unit.

On October 17, 2005, we completed a private placement of 200,000 units to Wilbur G. Hallauer, a selling shareholder, at $0.25 per unit. Mr. Hallauer beneficially owned greater than 10% of our issued and outstanding common stock prior to the private placement. Except as described above and based on information available to us, there are no other relationships between us and any of these selling shareholders.

Transactions with RAB Special Situations (Master) Fund Limited

On November 21, 2005, the Company closed a private placement, issuing a 6% Convertible Debenture in the principal amount of US$1,000,000 and a detached 2,500,000 Class A Warrant to one institutional investor. Cash proceeds to the Company, net of cash fees to the placement agent was $900,000. The Debenture is convertible at any time at the option of the holder into shares of Common Stock, $0.10 par value, at US$0.20 per share, subject to certain adjustments, and the Warrant is exercisable to acquire 2,500,000 common shares at an exercise price of US$0.30 per share until November 21, 2008, the term of the Convertible Debenture. Both the Convertible Debenture and Warrant are transferable. The 6% Convertible Debenture contains a mandatory conversion provision which grants the Company, at the Company's option, the ability to force conversion of the Debenture in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of the Company's common shares is sustained at or above $0.50 per share for five consecutive trading days. The Class A Warrant also contains a mandatory conversion provision which grants the Company, at the Company's option, the ability to force conversion of the Warrant in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of the Company's common shares is sustained at or above $0.75 per share for five consecutive trading days. We are registering the shares of common stock acquirable upon conversion of the 6% Convertible Debenture and exercise of the Class A Warrants for resale by the selling shareholder in the amended registration statement in which this prospectus is included.

On June 1, 2006, the Company remitted interest to RAB Special Situations (Master) Fund Limited in the amount $31,397.26 in the form of stock as allowed by terms of the 6% Convertible Debenture, resulting in 28,286 shares of common stock being issued to the holder. The stock price used as specified in the Debenture was the closing bid price five (5) business days prior to the due date of the interest payment, which was May 24, 2006. On that date Little Squaw's common stock closed at $1.11 per share.

Under the terms of the Subscription Agreement, we agreed to prepare and file the registration statement in which this prospectus forms a part. The Subscription Agreement requires us to use reasonable efforts to cause the registration statement to be declared effective by the SEC as soon as possible, but in any event not later than the earlier of (a) March 21, 2006 (one hundred twenty (120) days following the closing date of the private placement) (or April 20, 2006 (one hundred fifty (150) in the event of an SEC review of the registration statement)), and (b) the fifth trading day following the date on which Little Squaw is notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments. Subject to certain limitations, we agreed that if (A) the registration statement is not filed on or prior to January 20, 2006 (sixty (60) calendar days after the closing date of the private placement); (1) the registration statement is not declared effective on or prior to the earlier of (a) March 21, 2006 (one hundred twenty (120) days following the closing date of the private placement) (or April 20, 2006 (one hundred fifty (150) in the event of an SEC review of the registration statement)), and (b) the fifth trading day following the date on which Little Squaw is notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments, or (2) the registration statement ceases to be effective and available to the selling shareholder as to its registrable securities without being succeeded within 20 trading days by an effective amendment thereto or by a subsequent registration statement filed with and declared effective by the SEC, then, in addition to any other rights available to the selling shareholder under the subscription agreement or applicable law on the failure by the us to comply with the requirement, we will be required to issue our shares to the selling shareholder, as liquidated damages and not as a penalty, with a fair market value (determined by the average closing price of our common stock on the OTCBB during the ten days preceding the issuance of such shares) equal to two percent (2%) of the price paid by the selling shareholder for the debenture and warrants and on each monthly anniversary of such failure until we comply; provided, however, that any liquidated damages that accrue under the subscription agreement shall not exceed eight percent (8%) of the price paid by the selling shareholder for the debentures and warrants.

We are registering the shares of common stock issued in the private placement and the shares of common stock issuable upon exercise of the warrants for resale by the selling shareholder in the registration statement in which this prospectus is included.

Transactions with Strata Partners, LLC

On September 23, 2005, we entered into a Placement Agent Agreement with Strata Partners, LLC, a U.S. registered broker dealer. Under the terms of a Placement Agent Agreement, we agreed to pay Strata Partners, LLC, as agent, a placement agent fee in the amount of agent compensation fee in an amount equal to eight percent (8%), as applicable, for sales effected by the agent and a lead agent fee agent in an amount equal to two percent (2%) of the aggregate gross proceeds of any placement during the term of the agreement. The agent also will receive warrants, as lead agent, to purchase common shares equal to three percent (3%) of the total number of common shares (or common stock equivalents) sold by us in the placement and warrants as selling agent to purchase additional common shares equal to seven percent (7%) of the total number of common shares (or common stock equivalents), as applicable, for sales effected by the agent. The terms, conditions and exercise price of the warrants to be issued to the agent shall be economically equivalent to the terms, conditions and exercise price of the securities issued by us in a placement. We also agreed to grant the agent the same registration rights granted to investors in a placement, if any, and reimburse the agent for all expenses incurred by it in the performance of the agent's obligations, including but not limited to the fees and expenses of our counsel and accountants and the cost of qualifying the placement, and the sale of the securities, in various states or obtaining an exemption from state registration requirements. We will reimburse the agent for actual expenses, including but not limited to accounting, legal and professional fees, incurred by the agent in connection with the Placement, not to exceed one-half percent (0.5%) of the gross offering proceeds. We agreed that the agent would serve as exclusive placement agent until January 31, 2006, extendable for a period of time thereafter by mutual consent. Prior to its expiration on January 31, 2006, we extended the agreement to February 28, 2006 to provide for the agent's compensation for the closing of the second tranche on February 24th, as discussed below, which had been arranged by Strata Partners. In connection with the Placement Agent Agreement and its verbal extension, we paid Strata Partners the following fees:

Effective November 21, 2005, we entered into a Subscription Agreement with one institutional investor related to the placement of a 6% Convertible Debenture of the Registrant in the principal amount of One Million United States Dollars (US$1,000,000) and a Class A Warrant exercisable into 2,500,000 shares of our common stock (for and in consideration of One Million United States Dollars (US$1,000,000)). We paid Strata Partners an agent's commission of 10% of the gross proceeds ($100,000) and issued the agent a Class A Warrant exercisable into 500,000 shares of our common stock in connection with the transaction.

On January 31, 2006, we closed a private placement of 3,895,000 Units, at a price of $0.25 per Unit for gross proceeds of $973,750. We paid Strata Partners an agent's commission of 10% of the gross proceeds ($97,370) and issued the agent 389,500 Class B Warrants in connection with the transaction.

On February 24, 2006, we closed a private placement of 5,600,000 Units, at a price of $0.25 per Unit for gross proceeds of $1,400,000. We paid Strata Partners an agent's commission of 10% of the gross proceeds ($140,000) and issued the agent 560,000 Class B Warrants in connection with the transaction.

We previously issued Strata Partners, LLC 31,400 shares of common stock during the three months ended September 30, 2005, in reimbursement for certain expenses under the terms of a previous Placement Agent Agreement that terminated on July 1, 2005.

We are registering the shares of common stock issued in the private placement and the shares of common stock issuable upon exercise of the warrants for resale by the selling shareholder in the registration statement in which this prospectus is included. We also registered 949,500 shares of common stock acquirable upon the exercise of Class B Warrants in a registration statement on Form SB-2 filed with the SEC.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling shareholders. When we refer to selling shareholders, we intend to include donees and pledgees selling shares received from a named Selling Shareholder(s) after the date of this prospectus. All costs, expenses and fees in connection with this registration of the shares offered under this registration statement will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Assuming that the registration statement is effective, sales of shares may be effected by the selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

The selling shareholders may effect such transactions by selling shares directly to purchasers or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

Because the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

In the event that the registration statement is no longer effective, the selling shareholders may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule, including the minimum one year holding period.

Upon being notified by any Selling Shareholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) of the Act, disclosing:

- the name of each selling shareholder(s) and of the participating broker-dealer(s),

- the number of shares involved,

- the price at which the shares were sold,

- the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

- that the broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus; and

- other facts material to the transaction.

LEGAL PROCEEDINGS

Neither we nor any of our property are currently subject to any material legal proceedings or other regulatory or governmental proceedings. We are not aware of any proceeding that a governmental authority is contemplating relating to us or our properties.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The section sets forth certain information with respect to our current directors, executive officers and key employees as of May 15, 2006. The term for each director expires at our next annual meeting or until his or her successor is appointed.

Directors and Executive Officers

Name	Age	Office with the Company	Appointed to Office
Richard R. Walters	62	President, Director	2003
Charles G. Bigelow	75	Director	2003
James K. Duff	60	Chairman, Director	2003
James A. Fish	75	Director	2003
Kenneth S. Eickerman	48	Director	2004
William Orchow	60	Director	2004
William V. Schara[1]	49	Director	2006
Ted Sharp[2]	49	Treasurer, Secretary, Chief Financial Officer	2006

[1] Mr. Schara was appointed as a director to fill a vacancy on our board of directors (resulting from the resignation of Jackie Stephens on September 13, 2005) on February 13, 2006.

[2] Mr. Sharp replaced Becky L. Corigliano as our Treasurer, Secretary and Chief Financial Officer on March 1, 2006. Ms. Corigliano resigned effective February 17, 2006.

Background and Experience

Richard R. Walters: Mr. Walters has been the President and a director since June 24, 2003; he was Acting Chief Financial Officer until November 1, 2003. Mr. Walters spends approximately 80% of his business hours each month on matters related to Little Squaw. He is an economic geologist, and holds a degree in geology from Washington State University (1967). He is a Certified Professional Geologist by the American Institute of Professional Geologists and licensed to practice as a geologist in the states of Alaska and Washington. From March 1994 to March 2000 he was a director, Chief Operating Officer and President of Yamana Resources, Inc., a Toronto Stock Exchange listed company now known as Yamana Gold Inc. From April 2000 to December 2004 he was the president of Marifil S.A., a private mineral exploration and holding company in Argentina. In February of 2005 Marifil S.A. was merged into Marifil Mines

Limited a public company traded on the Toronto Ventures Exchange. Mr. Walters is a director and the Executive Vice President of Marifil Mines Limited.

Charles G. Bigelow: Mr. Bigelow has been a director since June 30, 2003. Mr. Bigelow spends approximately 25 hours per month on matters related to Little Squaw. He is an economic geologist with a degree in geology from Washington State University (1955). From 1972 to June 2005, he has served as the president of WGM Inc., a private consulting and project management firm of geologists operating in Alaska. During the previous five years, he was also a Director and the President and Chief Executive Officer of Ventures Resource Corporation, a public mineral exploration company listed on the Toronto Ventures Stock Exchange. Mr. Bigelow retired in June 2005 and remains retired.

James K. Duff: Mr. Duff has been the Chairman of the Board of Directors since June 24, 2003. Mr. Duff spends approximately 10 hours per month on matters related to Little Squaw. He is a geologist with over 35 years of diverse international experience in the mining industry. Since September 2005, Mr. Duff has served as the President of South American Operations for Coeur d'Alene Mining Corporation, a public company traded on the New York Stock exchange. Between April 2004 and September 2005, he was the President and Chief Executive Officer of American International Ventures, and is currently serving as a director of that company. American International Ventures is a U.S. gold exploration company that trades on the NASDAQ OTC BB. From November 2002 to April 2004, Mr. Duff worked as a consultant to companies in the mining industry, including Coeur d'Alene Mines and other. He previously worked for Coeur d'Alene Mines for 12 years where he was Vice President of Business Development (from 1990 to November 2002). Mr. Duff has a BS degree in geology from the Mackay School of Mines at the University of Nevada, Reno and an MS degree in geology from the University of Idaho, and he completed the Program for Management Development at the Harvard School of Business. He is a past President and honorary Life Member of the Northwest Mining Association.

James A. Fish: Mr. Fish has been a director since June 24, 2003. Mr. Fish spends approximately 6 hours per month on matters related to Little Squaw. He received a degree in geology from Berea College in Kentucky in 1952 and a law degree from Gonzaga University School of Law in 1962. Mr. Fish has served an officer and director of Hanover Gold Company, Inc. since 1995 and Vice President for the last two years. Hanover is a development stage mining company listed on the NASD OTC BB. Since 1987, Mr. Fish has been Vice President and General Counsel for N.A. Degerstrom, Inc., a privately held mining and construction company based in Spokane, Washington.

Kenneth S. Eickerman: Mr. Eickerman became a director on March 4, 2004. Mr. Eickerman spends approximately 12 hours per month on matters related to Little Squaw. He received a B.A. degree in Business Administration from Washington State University and is a Certified Public Accountant. Mr. Eickerman has served as the Controller for Revett Minerals Inc., a Canadian mining company trading on the Toronto Stock Exchange, since April 2004. Within the last five years he served as Vice President and Controller of Mustang Line Contractors, Inc. from May 2002 to January 2004, a company that builds electric transmission lines. Previously, he was the Controller and Treasurer for Apollo Gold, Inc from April 1999 to April 2002. Mr. Eickerman is Chairman of the Audit Committee and its designated Financial Expert.

William Orchow: Mr. Orchow became a director on July 20, 2004. Mr. Orchow spends approximately 10 hours per month on matters related to Little Squaw. He has served as a director, President and Chief Executive Officer of Revett Minerals, Inc., a Canadian company trading on the Toronto Stock Exchange, since September 2003. From November 1994 to December 2002, Mr. Orchow was President and Chief Executive Officer of Kennecott Minerals Company, where he was responsible for the operation and business development of all of Kennecott Mineral's mines with the exception of its Bingham Canyon mine. From June 1993 to October 1994, he was President and Chief Executive Officer of Kennecott Energy Company, the third largest producer of domestic coal in the United States, and prior to that was Vice President of Kennecott Utah Copper Corporation. Mr. Orchow has also held senior management and director positions with Kennecott Holdings Corporation, the parent corporation of the aforementioned Kennecott entities. He has also been a director and member of the executive committee of the Gold Institute, a director of the National Mining Association and a director of the National Coal Association. Mr. Orchow is currently a member of the board of trustees of Westminster College in Salt Lake City and chairman of its finance committee. He graduated from the College of Emporia in Emporia, Kansas with a bachelor's degree in science. Mr. Orchow serves on the Audit Committee.

William V. Schara: Mr. Schara is a Certified Public Accountant, and has a Bachelor of Science Degree in Accounting from Marquette University. Mr. Schara spends approximately 10 hours per month on matters related to Little Squaw. He was also appointed to the Company's Audit Committee on February 13, 2005. Since December 2004 he has been employed as a management consultant for, and then since July of 2005 as the Chief Financial officer of, Minera Andes Inc., a Canadian development stage mining company listed on the Canadian Ventures Exchange and the NASDAQ OTC BB exchange. He previously worked for Yamana Gold Inc. and its predecessor companies from July 1995 to September 2003, the last four years of which were in the capacity of Vice President of Finance and Chief Financial Officer. Yamana Gold Inc. is a production stage Canadian public company trading on the Toronto Stock Exchange, the American Stock Exchange and the London Alternative Investment Market Exchange. Since September 2004, Mr. Schara has served as a director of Marifil Mines Limited, an exploration stage Canadian public company traded on the Canadian Ventures Exchange. Since October 2003, Mr. Schara has been the owner and operator of BudgetMap, a financial planning system retailer company. Mr. Schara has more than 25 years experience in finance and accounting with extensive experience in business start-ups, international business, and managing small public companies and mining company joint ventures. Mr. Schara serves on the Audit Committee.

Ted R. Sharp: Mr. Sharp was appointed as our Chief Financial Officer, Secretary, and Treasurer effective March 1, 2006. Mr. Sharp spends approximately 50% of his business hours each month on matters related to Little Squaw. Mr. Sharp is a Certified Public Accountant, and has Bachelor of Business Administration Degree in Accounting from Boise State University. Since 2003, he has been President of Sharp Executive Associates, Inc., a privately-held accounting firm providing Chief Financial Officer services to clients. Prior to 2003, he worked for 14 years in positions of Chief Financial Officer, Managing Director of European Operations and Corporate Controller for Key Technology, Inc., a publicly-traded manufacturer of capital goods. Mr. Sharp has more than 25 years of experience in treasury management, internal financial controls, U.S. Security and Exchange compliance and Corporate Governance.   The Company has entered into a management consulting contract with Mr. Sharp, engaging him on a part-time basis.

Our Directors are elected for a one-year term and until their successors have been elected and qualified. Executive Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of shareholders and until their successors have been elected and qualified. There are no arrangements or understandings between any of the directors, executive officers, and other persons pursuant to which any of the foregoing persons were named as Directors or executive officers.

Jackie Stephens was a member of our Board of Directors during the year before resigning on September 13, 2005. Becky L. Corigliano served as our Treasurer, Secretary and Chief Financial Officer during the year ended December 31, 2005, before resigning effective February 17, 2006.

As noted above, except for Mr. Eickerman, the Directors also act as directors for companies with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to Section 15(d) of the Act.

No Director, or person nominated to become a Director or Executive Officer, has been involved in any legal action involving us during the past five years.

Promoters and Control Persons:

Not Applicable

Board Committees

Our Board of Directors has an Audit Committee and a Compensation Committee. The members of the Audit Committee are Mr. Eickerman, Mr. Orchow and Mr. Schara. The responsibilities of the Audit Committee include monitoring compliance with Company policies and applicable laws and regulations, making recommendations to the full Board of Directors concerning the adequacy and accuracy of internal systems and controls, the appointment of auditors and the acceptance of audits, and monitoring management's efforts to correct any deficiencies discovered in an audit or supervisory examination. Each of these Directors is an independent Director. The Audit Committee had four meetings in 2005. On March 4, 2004, Mr. Stephens resigned from the Audit Committee, and on September 13, 2005 resigned from the Board of Directors. Mr. Eickerman became a member of the Audit Committee and was designated by the Board of Directors as the Chairman of the Audit Committee and its Financial Expert. On February 13, 2006, Mr. Schara was appointed to replace Mr. Fish on the Audit Committee.

The Compensation Committee is composed of Mr. Fish, as its Chairman, and Mr. Bigelow. This Committee receives and considers recommendations from the President for compensation for consultants and the Directors. The Committee also is responsible for the administration of all awards made by the Board of Directors pursuant to the Restated 2003 Share Incentive Plan.

Our entire Board of Directors acts as a Nominating Committee. This committee does not have a charter nor has it adopted a policy with regard to consideration of director candidates recommended by shareholders. The Board of Directors does not believe that it is necessary to adopt specific criteria or procedures.

Code of Ethics

The Board of Directors considers and implements our business and governance policies.

On November 7, 2005, our Board of Directors adopted a Code of Business Conduct and Ethics for directors, officers and executive officers of Little Squaw Gold Mining Company and its subsidiaries and affiliates. All our directors and employees have been provided with a copy of this Code, and it is posted on our World Wide Web site at www.littlesquawgold.com . The document is intended to provide guidance for all directors and employees (including officers) and other persons who may be considered associates of our company to deal ethically in all aspects of its business and to comply fully with all laws, regulations, and company policies. If we make any amendments to this Code other than technical, administrative or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of this Code to our chief executive officer, or chief financial officer, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website or in a report on Form 8-K filed with the Securities and Exchange Commission. A copy of the Code will be sent without charge to anyone requesting a copy by contacting us at our principal office.

This Code is in addition to other detailed policies relevant to business ethics that we may adopt from time to time.

Insider Trading Policy

We adopted an Insider Trading Policy on February 13, 2006. The policy defines an "insider" as a person who possesses, or has access to, material information concerning us that has not been fully disclosed to the public. Any employee, officer or director who believes he or she would be regarded as an insider who is contemplating a transaction in our stock must contact our CEO or CFO prior to executing the transaction to determine if he or she may properly proceed. In addition, all officers, directors and employees listed within the policy are prohibited from trading in our securities except during limited trading windows defined within the policy. Our Insider Trading Policy is posted on our website at www.littlesquaw.com.

EXECUTIVE COMPENSATION

Summary Compensation Table

A summary of cash and other compensation paid in accordance with management consulting contracts for our President and Chief Executive Officer for the three most recent years is as follows:

Summary Compensation Table

			Annual Compensation			Long-Term Compensation		
						Awards	Payouts	
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary[1] ($)	Other Annual Bonus ($)	Restricted Stock Comp. ($)	Awards SARs(#)	Securities Underlying Options/ ($)	LTIP Payouts ($)	All other Comp.
R. Walters	2003	12,075	0	0	-0-	0	0	0
President	2004	38,763	0	0	-0-	0	0	0
	2005	66,638[1]	0	0	-0-	0	0	0
Ted R. Sharp CFO [2]	2005	nil	Nil	Nil	nil	nil	nil	nil
Becky Corigliano CFO[3]	2003	0	0	7,500	-0-	0	0	0
	2004	18,900	0	6,710	-0-	0	0	0
	2005	18,000	0	0	-0-	0	0	$0

[1] Includes $12,863 in accrued fees from 2004.
[2] Mr. Sharp was appointed as our Chief Financial Officer effective March 1, 2006.
[3] Becky L. Corigliano served as the Treasurer/Secretary and Acting Chief Financial Officer of Little Squaw Gold Mining Company beginning November 1, 2003 and was appointed Chief Financial Officer by the Board of Directors on March 4, 2004. Ms. Corigliano resigned effective February 17, 2006.

Option/SAR Grants in Last Three Fiscal Years

There were no Option/SAR grants to executives or directors in fiscal 2005 or 2003.

On March 4, 2004, we issued options to purchase shares of common stock to the directors pursuant to the 2003 share incentive plan, in each case exercisable for a ten year period from the date of issuance at an exercise price of $0.29 per share. The options were valued using a 45% discount of the average closing price of the last five trading days of 2003. The options were issued to the following directors:

Director	Option Shares	Vesting
Charles G. Bigelow	5,000	Immediately
James K. Duff	5,000	Immediately
James A. Fish	5,000	Immediately
Jackie E. Stephens (resigned effective September 13, 2005)[1]	5,000	Immediately

[1] Expired March 13, 2006.

On December 31, 2004, we issued options to purchase shares of common stock to the directors pursuant to the 2003 Share Incentive Plan, in each case exercisable for a ten year period from the date of issuance at an exercise price of $0.22 per share. The options were valued using the average closing price of the last five trading days of 2004 at a 45% discount. The options were issued to the following directors:

Director	Option Shares	Vesting
Charles G. Bigelow	50,000	Immediately
James K. Duff	50,000	Immediately
Kenneth S. Eickerman	50,000	Immediately
James A. Fish	50,000	Immediately
William Orchow	50,000	Immediately
Jackie E. Stephens (resigned effective September 13, 2005)[1]	50,000	Immediately

[1] Expired March 13, 2006.

On November 12, 2004, our Board of Directors approved the issuance of 50,000 shares of common stock to each of its six independent directors for services in 2004. Charles G. Bigelow, James K. Duff, James A. Fish, Kenneth S. Eickerman, William Orchow and Jackie E. Stephens (resigned September 13, 2005) each received 50,000 shares under our 2003 Share Incentive Plan.

On March 1, 2006, we issued 25,000 shares of common stock, vesting May 1, 2006, and options to purchase 50,000 shares of common stock, vesting May 1, 2006, exercisable for a ten year period from the date of issuance at an exercise price of $0.40 per share to Ted R. Sharp under our Restated 2003 Share Incentive Plan, in connection with his appointment as our Treasurer, Secretary and Chief Financial Officer.

On March 29, 2006, we issued 50,000 shares of common stock and options to purchase 50,000 shares of common stock exercisable for a ten year period from the date of issuance at an exercise price of $0.65 per share to William V. Schara under our Restated 2003 Share Incentive Plan, in connection with his appointment to our Board of Directors.

Director Compensation

The Directors receive $500 for each board meeting and $300 for each committee meeting. During 2004 we deferred $10,600 in board compensation.

Independent Contractor Agreements

We entered into an Independent Contractor Agreement dated June 30, 2003 for a term of four months with Richard R. Walters, as a consultant. The Agreement was renewed on October 1, 2003 through September 30, 2004. On November 12, 2004 and again on November 7, 2005, the Agreement was renewed retroactively to October 1, 2004 and October 1, 2005, respectively, by our Board of Directors for an additional one year period under the original terms. The services provided by Mr. Walters include serving as our President and Chief Operating Officer and such other executive management functions as shall be requested by the Board of Directors. The Agreement renews each year on the anniversary date for a one year term, pending board approval. Either party may terminate the Agreement upon 15 days written notice. As consideration for performance of the services, we agreed to pay Mr. Walters a fee of $175 per day worked, pro rated for each partial day worked. On February 15, 2006, the Board of Directors extended Mr. Walters' Agreement for one year and increased the fee to $300 per day worked, pro rated for each partial day worked. Mr. Walters is not an employee.

Mr. Walters is entitled to reimbursement for his expenses, with any expense greater than $1,000 being subject to prior approval by the Compensation Committee. We may accrue and defer the payment of the fees and/or expenses from time to time until the Compensation Committee determines we have sufficient funds to make payment. Due to limited cash resources between July 1, 2004 and October 1, 2005, we accrued but did not pay Mr. Walters amounts payable under his contract. On December 31, 2005, Mr. Walters was paid all the accrued fees. No benefits are provided to Mr. Walters by us other than the compensation for his services.

We entered into an Independent Contractor Agreement, effective November 1, 2003, with Becky Corigliano, our former Chief Financial Officer, as a consultant. Her consulting services initially were limited to treasurer and corporate secretary functions. As part of those services, she was the Secretary, Treasurer and Acting Chief Financial Officer. On March 4, 2004, she became the Chief Financial Officer. On November 12, 2004 and again on November 7, 2005, the Agreement was renewed retroactively to November 1, 2004 and November 1, 2005, respectively, by the Board of Directors for an additional one year period under the original terms. The initial term of this Agreement is for a period of one year from the effective date. Either party may terminate the Agreement upon 15 days written notice. As consideration for the performance of the services, we paid Ms. Corigliano a fee of $150 per day worked, prorated for each partial day worked. We also guaranteed a minimum of 10 full days work per month, a minimum monthly payment of $1,500. Ms. Corigliano also was reimbursed for reasonable expenses previously approved by us. Ms. Corigliano received 67,103 shares of common stock subsequent to February 26, 2004 as a result of her designation as Chief Financial Officer. The shares issued to her were treasury shares held by us. The shares are subject to the restricted securities requirements of the Securities Act of 1933. No benefits were provided to Ms. Corigliano by us other than the accrued compensation for her services. Ms. Corigliano was not an employee. Ms. Corigliano resigned effective February 17, 2006.

We entered into an Independent Contractor Agreement, effective March 1, 2006, with Ted R. Sharp as a Management Consultant to serve as Secretary, Treasurer and Chief Financial Officer. The term of this Agreement is through December 31, 2006. Either party may terminate the Agreement upon 15 days written notice. As consideration for the performance of the services, we will pay Mr. Sharp a fee of $7,500 per month. Mr. Sharp also will be reimbursed for reasonable expenses previously approved by us. As additional compensation for services, we issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan. No benefits are provided to Mr. Sharp by us for his services. Mr. Sharp is not an employee and serves on a part time basis.

We entered into an Independent Contractor Agreement, effective January 10, 2006, with Robert G. Pate as a Management Consultant to serve as the Assistant Project Manager for the Chandalar project. Effective March 1, 2006 our Board of Directors confirmed the appointment of Mr. Pate as Vice President. The term of this Agreement is through December 31, 2006. Either party may terminate the Agreement upon 15 days written notice, however we may terminate Mr. Pate only for just cause. As consideration for the performance of services, we will pay Mr. Pate a fee of $4,500 per month for a 15 day per month base work period plus $225 per day for each non-field day worked in excess to 15 days per month and $450 per day for each field day worked beyond the 15 day base period. Additionally, we will pay Mr. Pate an extra $150 per day for each field day worked within the 15 day base period. Mr. Pate also will be reimbursed for reasonable expenses previously approved by us. As additional compensation for services, we have issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan. No benefits are provided to Mr. Pate by us for his services. Mr. Pate is not an employee and serves on a part time basis.

We entered into an Independent Contractor Agreement, effective March 1, 2006, with Susan J. Schenk as a Management Consultant to serve as Manager of Investor Relations. The term of this Agreement is through December 31, 2006. Either party may terminate the Agreement upon 15 days written notice; however, we may terminate Ms. Schenk only for just cause. As consideration for the performance of services, we will pay Ms. Schenk a fee of $4,000 per month plus $150 per day for each day worked in excess of 16 days per month. Ms. Schenk also will be reimbursed for reasonable expenses previously approved by us. As additional compensation for services, we have issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan. No benefits are provided to Ms. Schenk by us for her services. Ms. Schenk is not an employee and serves on a part time basis.

We entered into an Independent Contractor Agreement, effective January 10, 2006, with James C. Barker as a Management Consultant to serve as the Project Manager for the Chandalar project. The term of this Agreement is through December 31, 2006. Either party may terminate the Agreement upon 15 days written notice. As consideration for the performance of services, we will pay Mr. Barker a fee of $625 per day for each field day worked, or $550 per day for each non-field day worked in each calendar month up to 15 days per month, then $450 per day for each non-field day worked in excess of 15 days per month. Mr. Barker also will be reimbursed for reasonable expenses previously approved by us. No benefits are provided to Mr. Barker by us for his services. Mr. Barker is not an employee and serves on a part time basis.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of shares of the Company's common stock as of June 27, 2006 by:

- each person who is known by us to beneficially own more than 5% of our issued and outstanding shares of common stock;
- our named executive officers;
- our directors; and
- all of our executive officers and directors as a group.

Title of Class	Name of Shareholder	Address	Amount and Nature of Beneficial Ownership		Percent of Class (1)
Directors and Named Executive Officers					
Common Stock	Richard R. Walters, President, Chief Executive Officer and Director	3412 S. Lincoln Dr. Spokane, WA 99203	759,060		2.83%
Common Stock	William Orchow, Director	67 P Street Salt Lake City, UT 84103	182,500	(3)	*
Common Stock	Charles G. Bigelow, Director	11562 Discovery Heights Cl Anchorage, AK 99515	170,000	(2)(3)	*
Common Stock	James A. Fish, Director	4923 S. Woodfield Lane Spokane, WA 99223	167,000	(2)(3)	*
Common Stock	James K. Duff, Chairman and Director	3882 Player Drive Coeur d'Alene, ID 83815	267,903	(2)(3)	*
Common Stock	Kenneth S. Eickerman, Director	6717 S. Mayflower Rd. Spokane, WA 99224	50,000	(6)	*
Common Stock	William V. Schara, Director	3221 S. Rebecca Spokane, WA 99223	100,000	(9)	*
Common Stock	Ted R. Sharp, Secretary, Treasurer and Chief Financial Officer	714 Whisperwood Ct. Nampa, ID 83686	75,000	(7)	*
Common Stock	Robert G. Pate, Vice President	8620 E. Parkside Lane Spokane Valley, WA 99217	75,000	(8)	*
Common Stock	All current executive officers and directors as a group		1,846,463	(4)	6.79%
5% or greater shareholders					
Common Stock	RAB Special Situations (Master) Fund Limited	c/o RAB Capital plc 1 Adam Street London WC2N 6LE	7,528,286	(5)	9.99%
Common Stock	Wilbur G. Hallauer	406 Eastlake Road Oroville, WA 98844	2,081,875	(6)	7.77%

    *   Less than 1%.

(1) Calculated based on 26,806,706 shares of common stock issued and outstanding as of June 27, 2006.

(2) Includes 5,000 shares of common stock acquirable upon exercise of vested options exercisable before March 3, 2014.

(3) Includes 50,000 shares of common stock acquirable upon exercise of vested options exercisable before December 31, 2014.

(4) Includes shares of common stock acquirable upon exercise of vested options exercisable described in footnotes (2), (3), (7) and (8).

(5) RAB Special Situations (Master) Fund Limited is organized under the laws of the Cayman Islands. The shareholder holds a 6% convertible debenture in the principal amount of $1,000,000 convertible into 5,000,000 common stock at $0.20 per share and a Class A Warrant exercisable to acquire 2,500,000 shares of common stock at $0.30 per share before November 20, 2008. The 6% convertible debenture and the Class A Warrant contain provisions that limit the selling shareholder's beneficial ownership in the class of common stock of Little Squaw to 9.99%. Shares totaling 28,286 were issued to the holder on June 1, 2006 in for interest under the terms of the convertible debenture.

(6) Includes 25,000 shares of common stock acquirable upon exercise of vested options exercisable before December 31, 2014.

(7) Includes 25,000 shares of common stock and 50,000 shares of common stock acquirable upon exercise of options, both of which were issued on March 1, 2006 and vest on May 1, 2006. The options are exercisable before May 1, 2016.

(8) Includes 25,000 shares of common stock and 50,000 shares of common stock acquirable upon exercise of vested options issued on February 13, 2006. The options are exercisable before February 13, 2016.

(9) Includes 50,000 shares of common stock acquirable upon exercise of vested options exercisable before March 29, 2016.

We have no knowledge of any other arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of our company.

We are not, to the best of our knowledge, directly or indirectly owned or controlled by another corporation or foreign government.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Transactions

On January 21, 2005, we separately had related party transactions with William Orchow, a director, Wilbur G. Hallauer and another shareholder in which these parties advanced an aggregate amount of $100,000 to us for operating capital purposes. The advances were evidenced by six month promissory notes payable on demand with accrued interest at 6% per annum. We had the right, any time prior to their maturity date on July 20, 2005, and without notice, to convert the Notes into restricted shares of our common stock and warrants. The initial conversion rate was $0.30 per share and included one warrant per share initially at $0.45. The exercise price of the warrants escalated to $0.55 and $0.75 in the second and third year from the date of issue. No payable demand was made, and the Notes matured on July 20, 2005, where upon we requested of all Note holders an extension of the term of the Notes. All parties to the Notes agreed to extend the term of the Notes for an indefinite period until we had the financial resources to repay them. In connection with the agreement to extend the term of the Notes the parties also agreed that the interest rate on the Notes would increase from 6% to 12%. At September 30, 2005, we had accrued $3,000 of interest related to the Notes, which was subsequently paid. On October 18, 2005 a principal payment of $25,000 plus interest due was paid on one of the convertible promissory notes in the amount of $50,000 leaving a total balance due of $75,000. On December 20, 2005, the remaining balance of $75,000 and two months interest was paid on the convertible promissory notes.

Equity Compensation Plan Information

At a special meeting of shareholders on January 23, 2004, the shareholders voted to adopt the Little Squaw Gold Mining Company 2003 Share Incentive Plan. The Plan permits the grant of nonqualified stock options, incentive stock options and shares of common stock, referred to as "restricted stock," to participants of the Plan. The purpose of the Plan is to promote our success and enhance the value of our assets by linking the personal interests of the participants to those of our shareholders, by providing participants with an incentive for outstanding performance. Pursuant to the terms of the Plan, 1,200,000 shares of unissued common stock, in aggregate, were authorized and reserved for issue under nonqualified stock options, incentive stock options and restricted stock grants. The Plan is administered by our Compensation Committee and subject to the terms and provisions of the Plan, the Compensation Committee, at any time and from time to time, may grant nonqualified stock options, incentive stock options and restricted stock to participants under the plan in such amounts, as the committee may determine. Eligible participants in the Plan include our employees, directors and consultants.

Options granted to participants under the Plan must be exercised no later than the tenth employment anniversary of the participant. If a participant shall die while employed by or while a Director of the Company, any Option held by him shall become exercisable in whole or in part if the Option was issued one year or more prior to the date of death, but only by the person or persons to whom the participant's rights under the Option shall pass by the participant's will or applicable laws of descent and distribution. All such Options shall be exercisable only to the extent that the participant was entitled to exercise the Option at the date of his death and only for six months after the date of death or prior to the expiration of the option period in respect thereof, whichever is sooner. If a participant ceases to be employed or act as a consultant or director of the company for cause, no Option held by such participant may be exercised following the date on which such participant ceases to be so employed or ceases to be a consultant or director, as the case may be. If a participant ceases to be employed by or act as a director of the company for any reason other than cause, then any Option held by such participant at the effective date thereof shall become exercisable in whole or in part for a period of up to six months thereafter.

Restricted stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable period of restriction established by the Compensation Committee and specified in the award agreement granting the restricted stock, or upon earlier satisfaction of any other conditions, as specified by the Committee, in its sole discretion, and set forth in the award agreement. All rights with respect to the restricted stock granted to a participant under the Plan shall be available during his or her lifetime only to the participant. Each award agreement shall set forth the extent to which the participant shall have the right to retain restricted stock and following termination of the participant's employment with the company. Such provisions shall be determined in the sole discretion of the Compensation Committee, shall be included in the award agreement entered into with each participant, need not be uniform among all restricted stock issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

Under the Plan, upon a change of control transaction

o   any and all Options granted hereunder shall become immediately exercisable; additionally, if a participant's employment is terminated for any other reason except cause within twelve (12) months of such Change in

Control, the participant shall have until the earlier of: (i) twelve (12) months following such termination date; or (ii) the expiration of the Option, to exercise any such Option;

o   any period of restriction for restricted stock granted hereunder that have not previously vested shall end, and such restricted stock and restricted stock units shall become fully vested;

o   the target payout opportunities attainable under all outstanding awards which are subject to achievement of any performance conditions or restrictions that the committee has made the award contingent upon, shall be deemed to have been earned as of the effective date of the change in control, and such awards treated as follows: the vesting of all such awards denominated in shares shall be accelerated as of the effective date of the change in control the Compensation Committee has the authority to pay all or any portion of the value of the shares in cash; and

o   the Compensation Committee has authority to make any modifications to the awards as determined by the committee to be appropriate before the effective date of the change in control.

Under the Plan a "Change in Control" means any of the following events: (i) any organization, group, or person (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) (the "Exchange Act") is or becomes the Beneficial Owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the company representing thirty-five percent (35%) or more of the combined voting power of the then outstanding securities of the company; or (ii) during any two (2) year period, a majority of the members of the Board serving at the date of approval of this Plan by shareholders is replaced by Directors who are not nominated and approved by the Board; or (iii) a majority of the members of the Board are represented by, appointed by, or affiliated with any person whom the Board has determined is seeking to effect a Change in Control of the company; or (iv) the company shall be combined with or acquired by another company and the Board shall have determined, either before such event or thereafter, by resolution, that a Change in Control will or has occurred.

In November 2005 our Board of Directors ratified changes to the Plan that brought it into compliance with new IRS laws (principally Code 409A) that require companies to recognize the fair market value of stock options and other share based payments awarded to employees and associates as compensation expense. The new law becomes effective for us on January 1, 2006. Any new shares issued under our Plan will be based on their then current market price or higher. The Plan is now referred to as the Restated 2003 Share Incentive Plan.

During 2004, 620,000 shares of common stock and options to purchase common stock were issued under the original Plan. No shares have been issued under the restated Plan.

As of December 31, 2005, securities authorized for issuance under our original 2003 Share Incentive Plan, approved by the shareholders, as equity compensation were as follows:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plan approved by shareholders	320,000[1]	$ 0.23	580,000
Equity compensation plans not approved by shareholders	--	--	
	320,000		580,000

(1)   Includes 55,000 options held by a former director, which expired on March 13, 2006. Subsequent to December 31, 2005, we granted options exercisable to acquire 50,000 shares of common stock at $0.65 per share; 50,000 shares of common stock at $0.50 per share, 50,000 shares of common stock at $0.40 per share, and 50,000 shares of common stock at $0.63 per share under our restated 2007 Share Incentive Plan.

DESCRIPTION OF SECURITIES

Little Squaw Gold Mining Company is authorized to issue 200,000,000 shares of common stock, $0.10 par value, and 10,000,000 shares of preferred stock, no par value.

Common Stock

Each holder of our common stock is entitled to one vote per share in the election of directors and on all other matters submitted to the vote of shareholders. No holder of our common stock may cumulate votes in voting for our directors.

Subject to the rights of the holders of any our preferred stock that may be outstanding from time to time, each share of our common stock will have an equal and ratable right to receive dividends as may be declared by the our board of directors out of funds legally available for the payment of dividends, and, in the event of liquidation, dissolution or winding up of our corporation, will be entitled to share equally and ratably in the assets available for distribution to our shareholders. No holder of our common stock will have any preemptive right to subscribe for any of our securities.

Our common stock is quoted on the NASD Over-the-Counter Bulletin Board under the trading symbol "LITS."

Preferred Stock

Our directors are authorized by our Articles of Incorporation to issue, by resolution and without any action by our shareholders, up to 10,000,000 shares of preferred stock, no par value , in one or more series, and our directors may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of preferred stock, including rights that could adversely affect the voting power of the holders of our common stock.

One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of directors' authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock. As of the date of this filing, the directors have not designated any such preferred shares and therefore, no preferred shares are issued or outstanding.

Transfer Agent

The transfer agent and registrar for the our common stock is Columbia Stock Transfer Company, 1602 E. Seltice Way, Suite A PMB#303, Post Falls, ID 83854, U.S.A. Phone: (208) 664-3544; Fax: (208) 777-8998.

THE SEC'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Amended Articles of Incorporation provide that directors and officers shall be indemnified by us to the fullest extent authorized by the Alaska Corporations Code Section 490, against all expenses and liabilities reasonably incurred in connection with services for us or on our behalf. The Amended Articles of Incorporation also authorize the board of directors to indemnify any other person who we have the power to indemnify under Alaska law, and indemnification for such a person may be greater or different from that provided in the Amended Articles of Incorporation.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

DESCRIPTION OF THE BUSINESS

Overview

We, Little Squaw Gold Mining Company, are engaged in the business of acquiring and exploring mineral properties throughout the Americas, primarily those containing gold and associated base and precious metals. We are incorporated under the laws of the State of Alaska on March 26, 1959. Our executive offices are located at 3412 S. Lincoln Dr., Spokane, WA 99203, and our phone number there is (509) 624-5831.

At this time our only property is an exploration stage property in Alaska referred to as the Chandalar property. The Chandalar property is located approximately 190 air miles NNW of Fairbanks, Alaska, and 48 miles NE of Coldfoot, in the Chandalar mining district (Map 1). The center of the district is approximately 70 miles north of the Arctic Circle. We own in fee 426.5 acres of patented federal mining claims consisting of 21 lode claims, one placer claim and one mill site. We control an additional 13,406.5 acres of unpatented State of Alaska mining claims consisting of 115 claims. State mining claims provide exploration and mining rights to both lode and placer mineral deposits. The claims are contiguous, comprising a block covering

13,833 acres (21.6 square miles), and are being maintained by us specifically for the possible exploitation of placer and lode gold deposits.


LITTLE SQUAW GOLD MINING COMPANY
CHANDALAR DISTRICT MINES
CHANDALAR, ALASKA
N
0 1 2 3 4
Scale in Miles
North Fork
Chandalar River
Lake
Cr.
Squaw
Lake
Little Squaw Lake
Big Squaw Cr.
Little Squaw
Creek
MELLO BENCH
ENEVELOE
Boulder Cr.
LITTLE SQUAW
SUMMIT
STAR
McLellan Cr.
Little
MIKADO
St. Mary's
Cr.
BIG CREEK
Cr.
Chandalar
Lake
Trail
Tobin
Tobin
Pass
Big Creek
CHANDALAR
DISTRICT
Fairbanks
Anchorage
Valdez
Pipe Line
Route

Map 1 Location of the Chandalar mining district showing principal mines and prospects.

We do not intend to conduct mining operations on our own account at this time. Rather we plan to undertake cost efficient and effective exploration activities to discover mineralization and potentially mineral reserves, which may upgrade the value of our properties and then joint venture or sell properties to qualified major mining companies. We intend to focus our activities only on projects that are primarily gold deposits.

We are an exploration stage company. None of the properties that we own or control contain any known ore reserves or mineralized material under the definition of ore reserves within SEC Industry Guide 7. Although there is a history of past lode and placer production on our Chandalar property, the property is at an early stage of exploration. The probability that ore reserves that meet SEC guidelines will be discovered on an individual prospect at Chandalar is slight. A great deal of further work is required on our properties before a final determination as to the economic and legal feasibility of a mining venture can be made. There is no assurance that a commercially viable deposit will be proven or probable through the exploration efforts by us at Chandalar. We cannot assure you that funds expended on our properties will be successful in leading to the delineation of ore reserves that meet the criteria established under SEC guidelines.

Our initial focus is on exploration of our Chandalar property. The arctic climate limits exploration activities to a summer field season that generally starts in early May and lasts until freeze up in mid-September. There are many operating mines located elsewhere within North America that are located above the Arctic Circle. Management believes year-round operations at Chandalar are feasible should an exploitable deposit of gold be proven through seasonal exploration activities.

Our Planned Exploration for 2006

Our 2006 exploration plans include the following:

- Explore the Chandalar property and to find and then acquire additional gold exploration properties of merit.

- Complete the seasonal exploration program on the Chandalar property that was recommended by our geologic consultant. The focus of that program is on drilling ten prospects with about 10,000 feet of reverse circulation drilling in some 30 holes. Other high-grade gold-quartz vein targets and their associated low-grade aureoles have also been identified and will receive further evaluation work along with an area search for additional gold showings. Exploration of the potentially significant placer deposits at Chandalar will be a secondary priority, and will start with an engineering scoping studying using current data.

- Acquire additional gold exploration properties in Alaska and elsewhere in the Americas that will allow us to conduct field operations year round.

- Support state and federal industrial enhancement projects that could bring power and a road into Chandalar.

We believe we have sufficient capital to complete our 2006 exploration program.

Our Property and Projects

Our principal asset is ownership of the Chandalar property, which controls most of a historic mining district known as the Chandalar mining district. It consists of contiguous patented federal mining claims and unpatented State of Alaska mining claims totaling 9,993 acres (15.6 square miles). The patented ground holds the most important of the presently known gold-bearing structures. The Chandalar property is currently at the exploration stage. The Chandalar district has a history of prior production, but there is no current production, except for some small-scale placer operations by an independent miner, Mr. Delbert Ackels, on inlier claims of our claim block (Map 2).



Map 2   Our mining claims in the Chandalar mining district.

During 2004 we contracted the services of an independent geological consulting company, Pacific Rim Geological Consultants, Inc., of Fairbanks Alaska to review and analyze previous work done on Chandalar. The report was commissioned in February and completed in May, and is titled "Gold Deposits of the Chandalar Mining District, Northern Alaska: An information Review and Recommendations". Pacific Rim concluded that the gold mineralization at Chandalar is mesothermal, which can be described as formed at moderate to high temperatures and moderate to high pressures by deposition from hydrothermal fluids. Pacific Rim recommended an initial exploration program to better assess the gold lodes and the placer gold deposits at a cost of about $1.4 million.

Information contained in this registration statement related to our Chandalar property is derived from the report entitled "Gold Deposits of the Chandalar Mining District, Northern Alaska: An information Review and Recommendations", by Pacific Rim Geological Consultants, Inc.

A preliminary field program to follow up on the work recommended by Pacific Rim was completed in two phases during the 2004 summer field season by James C. Barker, a Certified Professional Geologist licensed to practice in Alaska and under contract to us. Mr. Barker was one of the two co-authors of the Pacific Rim report. The 2004 field work and subsequent data analyses and reporting was completed at a cost of about $77,000. A detailed technical description of the activity and results are contained in a December 20, 2004 report by Mr. Barker titled "Summary of Field Investigations 2004".

The first phase of the exploration program ended a twenty year hiatus of hard rock exploration on the property and involved a photo geologic lineament study, expansion of the claim block to catch outlying vein showings and reconnaissance sampling. The lineament study identified fifty-nine sites thought to be favorable for discovery of mineralization. The second phase of the 2004 season's program identified six new gold-bearing quartz veins, bringing the total number of known gold-bearing quartz veins and quartz vein swarms on the Chandalar property to more than 28 (Map 3).

Mr. Barker was again retained to carry out a surface exploration program during the 2005 summer field season. This program was of a more modest nature than previously because of lack of funds, lasting only the month of July. In all, 189 exploratory samples of stream sediments, soils and rock chips were taken, and a series of ten prospect maps were upgraded. This program was completed at a cost of approximately $58,000.

Subsequently, on January 10, 2006, we entered into a consulting contract with Mr. Barker designating him as the Project Manager for the 2006 Chandalar exploration program.

We believe we have sufficient funds to continue our planned methodical exploration of the Chandalar gold mining district during 2006 by using geochemical and geophysical surveys over the extensively soil covered terrain, to continue building a suite of exploration drill targets and to conduct an initial drill test of at least ten targets identified as part of our 2006 exploration program.

History of Property

Gold was discovered in the Chandalar district in 1904, and over the years various operators have produced about 85,000 ounces of gold mainly from placer deposits, but also from high-grade gold-quartz veins. We were incorporated in 1959 for the purpose of acquiring the gold mining properties of the Chandalar mining district. Our operations during the 1960's resulted in the establishment of a mining camp, a mill, several airstrips, and exploitation of a small amount of ore reserves in underground workings.

In 1972 and 1976, all of the lode mining claims in the Chandalar district were acquired by us except for seven 40-acre unpatented state claims. In 1978, we acquired all of the placer mining claims in the Chandalar district. During 2003, we purchased the seven 40-acre unpatented state mining claims in exchange for 350,000 shares of our common stock. In September of 2003 we staked 55 state unpatented mining claims, in 2004 we staked another eight unpatented state mining claims, and in 2005 we staked one more unpatented state mining claim, thereby increasing the total size of our Chandalar property to 9,993 acres (15.6 square miles).

During the 1970's and early 1980's the lode and placer properties were leased to various parties for exploration and gold production. The quartz lodes were last worked from 1970 to 1983, when 9,039 ounces of gold were recovered from the milling of 11,819 tons averaging 1.02 ounces of gold per ton (oz/t Au). The material was extracted from surface and underground workings on three of four mineralized quartz structures lying mostly on the patented federal mining claims owned by us. Recorded placer gold production of the Chandalar district is 76,270 ounces of 845 fine gold. Our lessees produced 15,735.5 ounces of that total amount of placer gold between 1979 and 1999. All production of native (or raw) gold on the property has been 845 fineness (1,000 fine is pure gold). The raw gold is a natural alloy containing about 85% gold, 14% silver and 1% copper. The unpatented claims are located on property that was formerly all owned by the federal government; however, as of 1991, title to all of the properties had been transferred to the State of Alaska. By that date we had converted all previously held unpatented federal mining claims into unpatented state mining claims.

In November of 1989 and May of 1990 we entered into a ten year mining lease with Gold Dust Mines, Inc. for all our placer mining interests located on the Big Creek, St. Mary's Creek, Little Squaw Creek, Big Squaw Creek, and Tobin Creek. The lease provided for annual advance rentals of $7,500 per creek drainage mined plus a ten percent (10%) royalty of all raw placer gold production to be paid in kind. Two percent (2%) of the 10% royalty were to be paid directly to the underlying royalty interest holders (i.e. our former management), and was to consist of the coarsest and largest particles of all gold produced. The Company received the remaining 8% of the gold royalty. During 1998 and 1999, Gold Dust's placer mining lease was limited to Big Creek. There was no mining conducted in 2000, 2001, 2002 or 2003. Since 1999, however, Gold Dust failed to pay the $7,500 annual lease fee on the creek drainage it mined and failed to make the annual rental payments on the state mining claims it was mining on, as required by the mining lease, in all a sum of $32,380. A portion of the 1999 production royalties owed to us in the amount of eleven ounces of gold nuggets was also not paid. In February 2000, the owners of Gold Dust, Mr. and Mrs. Delbert Ackels (guarantors of Gold Dust's obligations to us) declared a Chapter 7 bankruptcy, which the court discharged in May of 2000. Our mining lease with Gold Dust was the sole asset of Gold Dust.

During the spring of 1990, Gold Dust Mines, Inc. (the lessee) transported about $2.6 million in capital equipment to our Chandalar mining claims over the winter haul road from Coldfoot, located on the Alaska pipeline highway. This machinery included a large gravity-type alluvial mineral treatment plant (an IHC-Holland wash plant) together with a Bucyrus-Erie dragline, two big Caterpillar tractors, front end loaders, a churn drill and other large pieces of placer gold mining equipment. During the last part of the 1993 season, Gold Dust Mines moved its placer operations to the Big Creek and St. Mary's Creek drainages. In 1994, placer mining operations were concentrated on the St. Mary's Creek drainage. During 1995, placer mining operations were conducted on the St. Mary's Creek and Big Creek Drainages. During 1996, a lease amendment was entered into between us, as lessor, and Gold Dust Mines, as lessee, wherein Little Squaw Creek, Big Squaw Creek and Tobin Creek drainages were excluded from the lease. During 1996 to 1999, these placer mining operations were conducted only on the St. Mary's Creek and Big Creek drainages.

During 1988, a consulting mining engineer was hired to compile historical information on the entire placer and lode gold district. His comprehensive report was completed in January 1990, and is available for review by interested persons. A few conclusions from his report are incorporated in this section.

In the late summer of 1997, a placer mining lease was executed by us with Day Creek Mining Company, Inc., an Alaskan corporation. The lease included the placer mining claims only for the Tobin Creek, Big Squaw Creek and Little Squaw Creek drainages. It did not include the Big Creek and St. Mary's Creek drainages. The lessee was to have performed minimum exploratory drilling during each year of the lease. Only a minimum amount of drilling was performed the first year, with some good results down stream from the Mello Bench on Little Squaw Creek. Due to lack of financing, the lessee could not comply with the drilling requirements in 1998, and the lease was terminated by us giving a declaration of forfeiture to the lessees in February of 1999. Lessee has not contested the declaration of forfeiture.

We allowed some of our state mining claims on Big Creek and Little Squaw Creek to lapse in 2000 for lack of funds to pay the State of Alaska annual rental fees required to maintain them. The individual who had owned Gold Dust Mines, Inc. (Mr. Ackels) continued to do the annual assessment work on the remaining claims on behalf of us through the year 2002. In July of 2003, Mr. Ackels located state mining claims on his own behalf in the areas previously vacated by us. Mr. Ackels' claims are now inliers to our mining claim block, and he conducts seasonal placer mining operations on those claims, including a significant operation on Big Creek during 2005 which, pending a survey of claim corners, may have encroach on one of our claims. As a matter of principle, we intend to maintain and, and if needed, defend our claimholder rights. Any potential encroachment of Mr. Ackels' claims is not material to the assets or operations of the Company, and a determination of claim corners in Mr. Ackels' benefit would not materially affect the Company's current exploration plan or exploration plans in the future.

We did not accomplish any physical work on our Chandalar property during 2003 other than the location of additional state mining claims. All of our state mining claims were maintained in good standing by carrying forward and applying to the 2003/2004 annual state mandated assessment work requirements the value in excess of the minimum annual labor requirements built up from previous years. Dollar value in excess of the required annual amount can be carried forward as a credit for up to four years.

During 2004 we staked additional claims at Chandalar and completed a two phase summer field program, which was conducted by a certified professional geologist who is an independent consultant and licensed to practice in the State of Alaska. The objective of the field program was to assess the validity of historic records, refine known drilling targets and identify new drilling targets. Several prospects of previously unevaluated or unknown gold mineralization were found as described below in this document.

During 2005 we staked another claim, and completed a modest prospecting and geologic mapping program, which was limited by our lack of funds.

Total recorded production from the Chandalar mining district is about 85,000 ounces of gold (845 fine), although actual historic production was probably much greater than the recorded production. Recorded lode gold production from high-grade gold-quartz vein-shear zone deposits is 7,692 ounces from the Mikado and Little Squaw Mines combined, and 1,347 ounces from the Summit Mine. A total of 75,636 ounces of gold came from placer deposits. Most of the placer production was derived from the Big Creek and Little Squaw Creek drainages, with some additional production from the Tobin Creek drainage.

We believe that the long term potential for the Chandalar mining district lies in the possibility of finding economically exploitable gold quartz lodes, which will initially require a substantial drilling exploration commitment.

Location and Access

The Chandalar mining district lies north of the Arctic Circle at a latitude of about 67°30'. The district is about 190 air miles north of Fairbanks and 48 air miles east-northeast of Coldfoot, an important road traffic service center on the Dalton Highway. The Dalton Highway, which parallels the Trans Alaska Pipeline, is a major highway link to the Prudhoe Bay oil fields on Alaska's North Slope.

Access to Chandalar is either by aircraft from Fairbanks, or overland during the winter season via a 55-mile-long trail from Coldfoot to Chandalar Lake and then by unimproved road to Tobin Creek on our property. Multi-engine cargo aircraft can land at the state maintained 4,700 foot airfield at Chandalar Lake or at our 3,700 foot Squaw Lake airstrip.

All-weather road access to our property would have dramatic positive economic impacts on the exploration for and proving-up of any gold deposits we may find of our claims. On April 11, 2005 the State of Alaska (the plaintiff), after due notice, filed a lawsuit against the United States and sixteen companies and individuals (the defendants) to gain quiet title to the state's right-of-way for the historic Coldfoot to Chandalar Lake Trail. We consider this action by the State of Alaska to resolve title and right-of-way issues for road access into Chandalar to be a material event favorable to us should the state succeed in its lawsuit. Current access to our Chandalar property is only either by winter ice trail over this route, or by aircraft to airstrips located on the property. To date, the State of Alaska has settled with fourteen of the seventeen defendants either by default or agreement. The principal defendant, the U.S. Secretary of the Interior, has not settled. Negotiations are proceeding. On December 8, 2005 a U.S. District Court judge for the District of Alaska issued a Schedule and Planning Order for the pre-trial actions of the case. It specifies a time table during 2006 for the disclosure of all documents and witnesses, and motions to add other parties. It further states that all discovery must be completed by February 1, 2007, and any dispositive motions must be filed by March 2, 2007. When the time allowed for discovery and motion has passed, and all dispositive motions have been ruled upon, the Court will call upon the parties to certify that the case is ready for trial. We believe this will happen in the late Spring of 2007, pending lack of a pre-trial settlement. The Order contains an estimate that this case will require ten days for trial by jury.

The Chandalar district is situated in rugged terrain just within the south flank of the Brooks Range where elevations range from 1,900 feet in the lower valleys to just over 5,000 feet on the surrounding mountain peaks. The region has undergone glaciation due to multiple ice advances originating from the north and while no glacial ice remains, the surficial land features of the area reflect abundant evidence of past glaciation. The district is characterized by deeply incised creek valleys that are actively down-cutting the terrain. The steep hill slopes are shingled with frost-fractured slabby slide rock, which is the product of arctic climate mass wasting and erosion. Consequently, bedrock exposure is mostly limited to ridge crests and a few locations in creek bottoms. Vegetation is limited to the peripheral areas at lower elevations where there are relatively continuous spruce forests in the larger river valleys. The higher elevations are characterized by artic tundra.

Snow melt generally occurs toward the end of May followed by an intensive, though short, 90-day growing season with 24 hours of daylight and daytime temperatures that range from 60-80° Fahrenheit. Freezing temperatures return in late August and freeze-up typically occurs by early October. Winter temperatures, particularly in the lower elevations, can drop to -50° F or colder for extended periods. Annual precipitation is 15-20 inches, coming mostly in late summer as rain and as snow during the first half of the winter. Winter snow accumulations are modest. The area is essentially an arctic desert.

Mining Claims

At Chandalar, we currently own in fee twenty-one 20-acre patented federal lode claims, one 15-acre patented federal placer claim, and one 5-acre patented federal mill site. In addition, we hold twenty-six 40-acre unpatented State of Alaska claims lying largely within one hundred fifteen 160 acre unpatented state claims. The mining claims were located to cover most known gold bearing zones within an area approximately five miles by five miles. The total land position amounts to 13,833 acres (21.6 square miles) consisting of 426.5 acres of patented claims and 13,406.5 acres of unpatented claims. The claims are contiguous and form a single block that comprises our only mining property at this time.

LITTLE SQUAW GOLD MINING COMPANY
Squaw Lake
Little Squaw Lake
LITTLE SQUAW PLACER MINE & DEPOSIT
Squaw Lake Airstrip
Spring Creek Millsite
Squaw Creek
McNett Fork
CHANDALAR EXPLORATION CAMP
LITTLE SQUAW MINE
Boulder Cr.
Big Squaw Creek
Little Squaw Creek
Crystal Peak
Little Squaw Peak
ENEVELOE MINE
Woodchuck Cr
T. 32 N.
T. 31 N.
McLellan Creek
TOBIN CREEK PLACER MINE
SUMMIT MINE
Little
Tobin Creek
Mill
St. Mary's Pass
McLellan Pass
Tobin Airstrip (washed out)
McLellan Peak
MIKADO MINE
Big Creek Airstrip
BIG CREEK PLACER MINE
21 ?
McLellan Creek
R. 4 W.
R. 3 W.
R. 3 W.
R. 2 W.
LODE PROSPECTS
1 CRYSTAL
2 BIG SQUAW
3 PIONEER
4 PALLASGREN
5 GRUBSTAKE
6 GRUBSTAKE EAST
7 PROSPECTOR EAST
8 INDICATE - TONAPAH
9 CHANDALAR
10 JUPITER
11 BONANZA
12 DRUMLUMMON
13 ST. MARY'S
14 STAR GROUP
15 STAR NO. 3
16 SHAMROCK
17 WILDCAT
18 JACKPOT
19 WOODCHUCK
20 LITTLE KISKA
21 PEDRO
22 GRUBSTAKE WEST
23 BIG CREEK BOWL
24 MERCURY
25 ROCK GLACIER
26 BIG TOBIN
27 URANUS
28 McLELLAN
0 2000 4000 6000 8000 10000
FEET
MINES
LODE PROSPECTS
PLACER PROSPECTS
DRILL TARGET
LODE PROSPECT, TRENCHES & PITS
ALL WEATHER MINE ROAD
WINTER TRAIL
PROS MAP DH TARG 4-10-06.cdr, 4/11/06

Map 3 Mines, prospects and our drill targets in the Chandalar mining district.

Holders of State of Alaska unpatented mining claims are required to complete a minimum amount of annual labor on each claim and to additionally pay an annual rental on them. In the case of a claim block or group where the claims are adjacent, the total amount of required annual labor is determined by multiplying the number of claims by the amount required for an individual claim, and the excess value of labor expended on any one or more of the claims can be applied to the labor requirements on the other claims within the block or grouping. The amount of required annual labor work varies with the size and type of mining claim and the amount of annual rental payable varies with the size, type and age of the claim. Labor expenses in excess of the annual requirement can be carried forward as a credit for up to four years. However in the case of our Chandalar property, we have chosen to carry forward any excess value credit separately for each of our two types of state claims. Also, the holder of a state mining claim may make a cash payment to the state equal to the value of labor required in lieu of doing the assessment work.

The annual labor requirement for our Chandalar holdings is $100 per 40-acre claim and $400 per 160-acre claim. Currently, the combined annual labor requirement for our claims is $28,200.

In the 2003/2004 assessment year, which ended on August 31, 2004, we spent $46,970 on work that qualified for annual labor requirements. Our combined excess value credit for the two types of claims was $54,595, with $14,400 expiring on September 1, 2005, $18,425 expiring on September 1, 2006, and $5,073 expiring on September 1, 2008.

In the 2004/2005 assessment year, which ended on August 31, 2005, we spent $73,072 on work that qualified for annual labor requirements. Our combined excess value credit for the two types of claims was $88,067, with $18,425 expiring on September 1, 2006, $5,073 expiring on September 1, 2008, and $64,569 expiring on September 1, 2009.

The annual rental fee for our unpatented state mining claims is $130 for the 40-acre claims and $100 for the 160-acre claims. The total annual rental obligation for the Chandalar property is currently $12,205, and the rental fees are fully paid through November 30, 2006.

The total current annual combined mining claims assessment work and rental holding costs for our Chandalar property is $50,105, which are included in mineral property maintenance expense and professional services expenses on our statement of operation. Our private property (patented mining claims) does not lie within any borough and is not subject to any property tax levies.

Our former management holds a mineral production royalty reservation on portions of the Chandalar property. It is a 2% royalty defined as a gross product royalty on placer gold mining and as a net smelter return on lode mining production. The royalty on placer gold production is an "in kind" royalty to consist of the coarsest and largest particles of all gold produced. All of the patented federal mining claims are subject to this royalty as are 19 of the 90 unpatented state mining claims. The royalty is applicable to about 1,185 acres of the 9,993 acre property. We have an option agreement to purchase the royalty for a one time cash payment of $250,000. The option terminates on June 23, 2013, if not exercised on or before that date.

Geology and Previous Exploration and Site Work

Lode gold occurs at Chandalar as high-grade quartz veins within large northwest trending shear zones in Paleozoic schists. To date more than 30 gold-bearing quartz veins or swarms of gold-bearing quartz veins have been identified on the property. The quartz veins are classified as being mesothermal of metamorphic orogenic origin. Mesothermal vein systems commonly have great vertical range, and at Chandalar the vertical extent of the gold mineralization is known to be in excess of 1,500 feet. The gold-bearing quartz veins are typically one to six feet thick, with exceptional thicknesses of up to twelve feet in parts of the Mikado mine. Portions of some of the veins where they display a ribbon appearance are of particularly good gold grade, often in the multi-ounce per ton range.   Some of the veins are known to be more than a thousand feet long, and occur intermittently along laterally extensive shear zones; the Mikado shear for example, has been identified over a strike length of six miles. A thick blanket of frozen soil, rock scree and talus and landslides covers an estimated 80% to 90% of the property, largely concealing the gold-quartz veins making their exploration and discovery challenging.

Our patented lode mining claims contain the most important gold-bearing structures in the district, as far as is now known. Although high-grade gold showings in the Chandalar district have long been recognized in published literature, exploration necessary to establish the extent of mineralization has never been accomplished. The principal evaluation work done in the past on the lode deposits was done on the Mikado, Summit, Little Squaw, and Eneveloe-Bonanza Mines by lessees in the late 1970's early 1980's. Each of these mines has been minimally worked by means of several hundred feet of underground workings aggregating almost 2,000 feet in all. Limited surface work in the past within the district established the existence of gold-bearing zones on other prospects similar to the veins found at these mines. Sufficient work has never been accomplished on any of the veins and gold-bearing zones to define the presence of ore reserves that meet the criteria of SEC Industry Guide 7.

Drilling of the veins by previous operators is either extremely limited or, in most cases, non-existent. A low-grade gold aureole commonly occurs around the high-grade gold-quartz veins where chloritically and sericitically altered rocks contain stockworks of quartz veinlets. These aureoles, which extend outwards as much as 100 feet, have never been tested for low-grade bulk tonnage mining potential. We have identified several targets that may host high-grade gold-quartz vein deposits within low-grade bulk tonnage deposits, and substantial drilling and engineering work will be required to determine if such potential deposits exist in commercially viable quantities.

2004 and 2005 Field Programs

During the 2004 summer field season we conducted a two phase reconnaissance surface and underground sampling program on the Chandalar property. A deep soil sampling technique developed by us was employed to identify gold anomalies that may reflect hidden gold-quartz veins. The highlight of the first phase was the re-discovery of the historic Pioneer prospect. The Pioneer quartz vein is partially exposed in some old trenches and prospect pits. The Pioneer prospect, which is associated with a major shear zone at least three miles long, contains very high-grade gold values of unknown extent. A channel sample across the vein assayed 2.30 ounces of gold per ton over a width of 2.5 feet.

The 2004 summer field program was augmented by a structural geology study of the Chandalar district using existing high altitude aerial photography. The study was done by BlueMap Geomatics Ltd. located in Vancouver, British Columbia. The gold bearing quartz veins on the property occur within large shear zones or faults that form lineaments, and major structural intersections may be a controlling factor in the emplacement of the gold mineralization. BlueMap Geomatics identified numerous pronounced linears that they interpreted to represent deep-seated faults. This work was useful in defining sites for follow up exploration in 2005 that resulted in new prospects (Rock Glacier and Prospector East.)

Similar surface prospecting work and mineralization site appraisals continued during the summer of 2005, although at a lower level of activity for lack of sufficient funding. A summary description of the principal mines and prospects examined during the 2004 and 2005 summer field seasons is shown on Map 3 and is represented in the Table below. The samples described in the paragraphs below and in the prospect descriptions and in the Table were collected by us unless otherwise indicated. The samples typically consist of five to seven pounds of rock fragments collected on the surface or on the dumps of old workings or from within old prospect pits. Each sample consists of between twelve and twenty dollar size rock chips or fragments. The sampled material is primarily of vein quartz or rocks containing quartz veinlets. The samples were assayed by ALS Chemex USA Inc. in Sparks, Nevada using fire assays with a gravimetric finish for gold. (ALS Chemex operates under ISO certification and is a global provider of assays to mineral exploration and mining companies.) The samples are preliminary and strictly of a reconnaissance nature. In many cases the samples were not taken across the full width of the quartz veins, and therefore the samples do not represent a quantitative measurement of the gold content of the veins, nor should they be interpreted to indicate that mineralization is present in a quantity and grade that would represent an economically viable ore deposit. Substantial additional sampling and geological and engineering work would have to be completed to confirm the presence of proven and probable reserves that meet SEC standards, and no assurance can be given that any such reserves will eventually be defined. Soil samples taken by us and reported below are strictly of a reconnaissance nature. The soil samples were taken by hammering a hollow steel pipe (split set rock bolt) about five feet into the ground. Then material from the last one to two feet inside the pipe was collected and submitted to ALS Chemex for geochemical analysis using atomic adsorption methods.

TABLE OF THE MINES AND PROSPECTS OF OUR HOLDINGS
IN THE CHANDALAR MINING DISTRICT

Map No.	Prospect	Comments (1) Au = Gold; Ag = Silver; ounces of gold per ton = oz Au/t (Detailed prospect descriptions can be found in the "Chandalar Mining District Summary of Field Investigations 2004 Phase I & II" and the "Chandalar Mining District, A Report of Findings and Recommendations, 2005" reports.
1	Crystal	4 to 6 veins 6 to 9 feet wide are present with gold-bearing ribbon zones; 4.5 tons @ 45 oz Au/t produced in 1908 according to historic reports in our possession; high grade gold values are confirmed by our sampling
2	Big Squaw	channel sample across 12-ft. quartz vein with trace gold
3	Pioneer	mineralization hosted in shear zone; two channel samples across different portions of the vein collected by us assayed 2.30 oz Au/ton across 2.5 ft. and 0.82 oz Au/ton across 3.0 ft.; vein traced 2,000 ft. by soil samples and quartz float train; a sample of quartz float assayed 1.37 oz Au/t
4	Pallasgren	continuous chip samples by us across a 30-ft. wide quartz outcrop show strongly geochemically anomalous gold; random samples of a quartz vein exposed in a nearby prospect pit assayed 0.39 oz Au/t; associated soil sample assayed 1.91 ppm Au; massive iron bleed below quartz zone into creek
5	Grubstake	a 1981 sample from 1.6 ft. quartz vein assayed 0.32 oz Au/ton according to records in our possession
6	Grubstake East	caved adit explored quartz vein with mineralized vein material found in the mine dump; sampling by us verified the presence of anomalous gold in quartz; one sample from dump assayed 0.17 oz Au/t
7	Prospector East	3-ft. quartz vein exposed intermittently by pits for about 400 ft.; samples taken by us show highly anomalous silver associated with galena
8	Indicate-Tonapah	several large quartz veins and numerous old small mine workings and stamp mill sites; old unverified assays show strongly anomalous gold values; our chip sample across one 10 foot vein assayed .02 ppm Au; our random sample of nearby old stamp mill feed assayed 0.74 oz Au/t
9	Chandalar	vein parallel to Eneveloe vein; reports in our possession include a 2-ft. channel sample from a 6-ft. vein that assayed 2.26 oz Au/ton; a 1.5-ft. channel sample collected by us across a 5-ft. vein assayed 1.1 oz Au/ton
10	Jupiter	a 10-ft. quartz vein is exposed in road cut with disseminated sulfide minerals, and a second vein discovery was reported in 1981; we took a sample across the 10-ft. that assayed 0.11 oz Au/ton
11	Bonanza	three continuous channel samples collected by us of a 9-ft. zone of quartz, schist and clay assayed 0.5-ft. at 0.06 oz Au/ton, 3.0-ft. at 0.06 oz Au/ton and 6.0-ft. at 0.10 oz Au/ton
12	Drumlummon	reports in our files refer to several veins and gold-bearing quartz; apparently no further work has been done since early 20th century; we found limonitic quartz breccia float associated with hydrothermally altered rocks; four samples of quartz float all anomalous in gold
13	St. Mary's	reports in our possession indicate 0.24 oz Au/ton from an 11-ft. thick vein and fault; three of our samples show traces of gold; placer gold deposit mined out below vein
14	Star Group	several veins; old unverified assays with one of 1.34 oz Au/ton, and 1981 trenching program reported trace to 0.74 oz Au/ton; vein can be traced for 4,000 ft.
15	Star No. 3	reports in our possession include a trench sample of 0.24 oz Au/ton across a 3.5-ft. vein; we have not yet verified
16	Shamrock	Samples collected by us indicate anomalous values of gold
17	Wildcat	Poorly exposed quartz vein at least 6-ft. thick with no visible mineralization
18	Jackpot	a tunnel exposes a 1.5-ft. vein of ribbon quartz; a reconnaissance of vein material collected by us on the dump assays 1.97 oz Au/ton
19	Woodchuck	a 3- to 6-ft. vein exposed in shaft; records in our possession indicate highly anomalous gold values
20	Little Kiska	records in our possession indicate presence of gold and antimony; pending our verification
21	Pedro	records in our possession indicate presence of gold; a quartz vein can be seen on high slope, but has not yet been investigated
22	Grubstake West	reports in our possession of old prospect pit with gold mineralization in quartz; Company remain to verify
23	Big Creek Bowl	numerous boulders of sulfide-quartz vein traced for 800 ft. indicate several mineralized quartz veins
24	Mercury	a 2-ft. quartz vein we found on the high ridge west of Big Squaw Creek; possible west extension of the Eneveloe veins that assayed 0.01 oz Au/t

25	Rock Glacier	large area of vein and associated rock occurs on a rock glacier that gouges the valley bottom of Little Squaw Creek where a number of quartz veins and shear zones intersect valley bedrock; ten random samples taken by us of the glacial quartz debris assayed an average of 2.38 ppm Au; 27 of 31 soil samples taken from glacial debris source area highly assayed anomalous in gold; four gold-bearing veins indicated under soil cover
26	Big Tobin	soil sampling by us defines a gold-arsenic anomaly & possible presence of a concealed quartz vein
27	Uranus	historic reports in our possession indicate presence of two quartz veins exposed in two prospect pits; the site was relocated by us and a reconnaissance sample collected by us of loose quartz vein material in one caved-in prospect pit assayed 1.47 oz Au/t; a 6-foot continuous chip sample across a quartz vein exposed in the second prospect pit assayed 0.40 oz Au/t; we have taken four soil samples along a 500-foot quartz float train that are anomalous in gold
28	McLellan	old unreported prospect pits discovered by us ; 4 to 6 veins present; reconnaissance sampling by us of one of the veins in an old trench assays 1.10 oz Au/t: several gold anomalous soil samples taken in the vicinity
	Little Squaw Mine	according to records in our possession about 380 tons of material were processed at a grade of 1.65 oz Au/ton; drill intercepts, including one of 10 ft. at 0.66 oz Au/ton, show deeper underlying untested mineralization
	Mikado Mine	gold occurs within fractured rock and quartz lenses of a shear zone; according to records in the our possession past production totaled 10,418 tons at a grade of 0.99 oz Au/ton
	Summit Mine	at least two gold-quartz veins are present; according to records in our possession, 142 tons of material were processed at a grade of 4.82 oz Au/ton; overall, a total of 1,401 tons at 1.29 oz Au/ton were produced; drill hole records show more veins were cut beneath the mine workings – DDH 82-7 intercepted 5 feet @ 1.0 oz Au/t
	Eneveloe Mine	at least two gold-quartz veins are present; according to records in our possession, a zone of 1.0 oz Au/ton or greater was encountered on both levels of 1982 vintage tunnels, but there is no record of production; three 1982 drill hole intercepts contain significant gold values and indicate extensions of the veins
	Little Squaw Placer Mine	according to information in our possession reported production from drift mining on Mello Bench is 29,237 oz gold at a grade of 0.96 oz Au/cubic yard; 10.6 oz gold nugget recovered; significant volumes of unmined gold-bearing gravel remain

(1) Values shown in this column include only samples collected by the Company in 2004 and 2005 as channel samples or representative chip samples. Assays were performed by ALS Chemex.

Summary of Prospects

A summary of our material gold prospects is set forth in the following:

Little Squaw Vein: This gold-quartz vein is partially explored by trenches and two short tunnels decades old. According to records in our possession, previous operators defined an existing shoot of mineralized material containing approximately 2,000 tons at a grade of 1.55 oz Au/t. A reconnaissance sample taken by us from a quartz vein exposed in one of the trenches assayed 5.24 oz Au/t. Channel sampling by us in a tunnel below that trench yielded 19.98 oz Au/t over 3.54 feet of true width. This sample run includes a 0.84 foot interval of "ribbon quartz" that assays 89.12 oz Au/t with 15.85 oz Au/t. Another channel sample of this ribbon quartz taken ten feet farther along in the tunnel assayed 5.16 oz Au/t over 0.85 feet. The ribbon quartz derives its appearance from lenticular seams of dark colored iron sulfides and mica minerals within white quartz. We have concluded that the previously defined shoot of mineralized material is open to expansion by drilling, and we believe that previous operators may have underestimated the gold grade of the shoot because of technical difficulties in properly sampling zones within the quartz vein that contain wires and nuggets of native gold.

Crystal Prospect: In 1909 four tons of ore were extracted from an 8-foot-deep shaft driven into an 8-foot-wide quartz vein that was processed in a crude (three-stamp) mill. Historic records in our possession show that the four tons assayed 47.08 oz Au/t. The location of the Crystal Prospect was uncertain until we re-discovered it this year. The old shaft and associated trenches are completely sloughed in, but a set of veins can be traced over a strike length of at least 400 feet. Thick soil cover hampered efforts to find the limits of the veins. The main quartz vein is at least 5-to-6 feet thick, and a channel sample taken by us of a 0.67-foot-thick footwall portion of ribbon quartz assayed 3.64 oz Au/t. The Crystal vein appears to be very similar to the Little Squaw vein located along strike projection 1.5 miles away, but a correlation cannot be established because the intervening area is entirely covered. Extensive dozer trenching and soil sampling is planned to define the lateral extensions and possible linkage of these veins.

McLellan Prospect: This area contains a swarm of 5 previously unreported quartz veins that are poorly exposed, that we have traced for a distance of at least 1,000 feet along strike. Ribbon quartz has so far been found associated with two of the veins. The ribbon quartz characteristically weathers recessively because of the effect of decomposing sulfide minerals, and it is typically not exposed without trenching. A reconnaissance sample of this material gathered from the surface by us assayed 1.10 oz Au/t.

The McLellan Prospect is located about 1,500 feet from the Crystal Prospect, and we believe that it may be a faulted offset of the Crystal vein. Follow-up soil sampling and trenching is planned at the McLellan Prospect.

__Pioneer Prospect__: The Pioneer quartz vein, which saw limited exploration in the early 1900's, is partially exposed in old trenches and prospect pits. The Pioneer prospect contains very high-grade gold values of undetermined extent, but it is associated with a major shear zone that is at least three miles long. A channel sample collected by us across the vein assayed 2.30 oz Au/t over a width of 2.5 feet, and another channel sample of a 3-foot-wide quartz vein taken 35 feet along strike from the first channel sample assayed 0.82 oz Au/t. Six anomalous soil samples taken by us from a depth of 4 to 5 feet along the soil covered projections of the vein average 0.260 parts per million (ppm) gold and are interpreted to indicate the possible presence of a buried vein extending outward from both ends of the trench, suggesting a possible vein strike length in excess of 1,500 feet with at least 150 feet of vertical relief exposed. Additional soil sampling and dozer trenching are planned to further define drilling targets at the Pioneer prospect.

__Prospector East Prospect__: Mineralization detected at this prospect is unusual for the Chandalar district because the prospect is characterized by high silver values relative to gold. It is located on north side of the property in low hills where few other veins have been found, probably because of thick soil cover. Two reconnaissance samples collected by us from the dump of an old caved tunnel assayed 23.8 oz Ag/t, 0.08 oz Au/t and 11.7 % Pb, and the other sample assayed 5.5 oz Ag/t, 0.09 oz Au/t and 2.2% Pb. The vein appears to be about 3 feet thick and is exposed in some old prospect pits over a strike length of 400 feet. So far, we have not been able to collect channel samples directly from the vein. The results of the dump samples can only be interpreted as an indication that important mineralization is present. Highly anomalous values in bismuth, silver and lead, along with the absence of zinc give this prospect a very distinct geochemical signature, which may be indicative of district scale metal zoning. Follow up trenching and soil sampling are planned.

__Rock Glacier Prospect__: A jumbled mass of ice bound soil, cobbles and boulders exceeding a million tons contains abundant rubble of vein quartz fragments that are highly anomalous in gold. Assays of twelve rock chip reconnaissance samples taken by us that were collected randomly of numerous quartz cobbles and boulders average 2.38 ppm gold, and the average geochemical assay of three the soil samples taken by us of material binding the slide material is 0.48 ppm gold. The rock glacier originates in a large meadow about a thousand feet up a mountainside. Soil samples taken in this source area show strong gold anomalies indicating buried mineralized quartz veins. An extensive soil sampling program is planned in this area, and geophysical techniques, such as ground magnetics and induced potential, may be useful to trace the veins below the thick cover. Map 4 and its accompanying table include details of locations and the assay of samples taken on this prospect.

__Uranus Prospect__: A series of previously unreported and closely spaced gold-quartz veins was found in a saddle high on a ridge opposite the Rock Glacier Prospect. Random chips of decomposed mineralized quartz are strewn in discrete linear streaks over the ground, forming a down hill quartz train more than 500 feet long. A randomly collected reconnaissance sample of this material taken by the Company shows it to be anomalous in gold content. Additionally, four soil samples taken by the Company along the quartz float train average 0.21 ppm Au. Two old prospect pits expose iron stained quartz. A reconnaissance sample of loose quartz vein material in one pit located within the quartz float train assayed 1.47 oz Au/t. A second old prospect pit some distance away partially exposes a large quartz vein, shown to be at least six feet thick. A six-foot continuous chip sample across the vein assayed 0.40 oz Au/t. The mineralized zone is of unknown width and length as there is no exposed bedrock except for in the two old pits, making this prospect especially intriguing for drilling exploration.

__Big Tobin Prospect__: Soil sampling has revealed an important set of mineralized shears in the Big Tobin area. They are important because they strike northeast in contrast to all other known mineralized structures, and they trend directly toward the Mikado gold deposit about 1,000 feet away. The projected structural intersection is a target that merits additional follow-up work.

__Mikado Mine__: Records in our possession indicate that this mine has produced about 10,000 tons at an average grade of one ounce of gold per ton. Twenty-five-year-old mining engineering records show that significant un-mined mineralized material remains in the portion of the mine that was previously worked but that is now caved in. The previously mined vein carried multi-ounce gold grades in some places. Three reconnaissance rock samples collected by us that were gathered from the mine dumps in 2004 and 2005 assayed 23.28 oz Au/t with 5.24 oz Ag/t, 1.57 oz Au/t with 0.83 oz Ag/t and 0.95 oz Au/t with 0.19 oz Ag/t. Our consulting geologists have concluded that there are at least two shoots of strongly mineralized material which are open to extension at depth, and we intend to test these possible extensions by drilling during the 2006 field program.


LITTLE SQUAW
CREEK
QUARTZ VEIN
FLOAT
ROCK GLACIER
7492700 mN
449200 mE
450000 mE
7492200 mN
LINE 10
LINE 14
ROAD
PIT
SED SOIL Au ppb ROCK ppm Au SYMBOLS
< 49
50 -99
100 - 299
300
1429 1.25
1444 6.51
1445 0.78
1446 0.35
1447 4.06
1448 0.44
1449 3.05
1461 4.43
1462 2.79
1591 5.69
1605 0.47
1908 0.22
1911 4.59
1917 0.26
2029 0.50
2030 0.87
SOIL
SEDIMENT
ROCKS
ACCESS ROAD
FEET
METERS
CONTOUR INTERVAL 100 FEET
DATUM IS MEAN SEA LEVEL
JANUARY 2006
J. BAKER
Rock Glacier 3-20-06.cdr, 3/20/06

Soil Sample #	Au PPM *LINE 10*	AS PPM
1592	0.01	19
1593	0.18	237
1594	0.14	711
1595	0.14	596
1657	0.10	733
1658	0.07	353
1659	0.34	110
1660	0.22	80
1661	0.15	432
1601	0.10	589
1600	0.12	532
1599	0.09	322
1598	0.38	2,370
1597	0.45	2,210
1596	0.12	231

Soil Sample #	Au PPM *LINE 14*	AS PPM
1603	0.01	80
1604	0.08	645
1904	0.04	315
1905	0.09	134
1906	0.07	351
1907	0.14	535
1909	0.06	476
1910	0.22	1,529
1912	0.14	1,445
1913	0.25	1,528
1914	0.21	1,018
1915	0.09	733
1916	0.12	830
1918	0.04	160

Map 4 and Table. Sample map with assays of the Rock Glacier prospect on the Chandalar property

Our Chandalar mining claims cover all or major portions of three main drainages and lesser parts of a fourth drainage that radiate from the areas in which the gold-bearing quartz veins and associated shear zones are located. They include most of the areas where placer mining operations occurred in the past, as well as substantial portions of these drainages that have never been mined. The placer gold deposits in the Chandalar district are characterized by high-grade concentrations of native gold that occur in multiple horizons in second and third order streams in the vicinity of auriferous quartz lodes. At least 76,000 ounces of gold are known to have been produced from four placer deposits at Chandalar, with recovery of some nuggets, the largest of which was 10.6 ounces according to records in our possession. The placer gold deposits were exploited by both open-cut and underground drift mining methods limited to unconsolidated but frozen gravels. Limited drilling by previous operators indicates that certain areas on the property, especially along Little Squaw and Big Squaw Creeks have potential for the discovery of significant quantities of placer gold. Substantial drilling and engineering work will be required to determine if such potential deposits exist in commercially viable quantities.

Progress was made during the 2004 and 2005 summer field seasons in defining geological features helpful in planning future drilling campaigns. The discovery of hydrothermal alteration haloes that envelop locations of strong gold mineralization within the major shear zones may be significant. We are methodically building a considerable suite of substantive drilling targets on the Chandalar property. The primary focus of the 2005 geological field program was to technically assess a suite of the prospects defined by the 2004 program for initial drilling in 2006. We believe that this work was successful in effectively advancing ten quartz lode gold prospects to the drilling stage (Map 3). Drill targets include both high-grade quartz vein underground deposits and targets for lower-grade deposits of disseminated gold within hydrothermally altered wall rocks of quartz

veins, which may be amenable to surface bulk mining methods. This drilling is intended to provide an initial test of the ten targets, and, following appraisal of the results, is expected to lead to intensified drilling on a few selected sites in 2007. The aim of the 2007 drilling would be to establish a mineral resource on the selected sites. We believe we have sufficient funds to undertake the proposed drilling program in 2006. We may not have sufficient funds to accomplish the 2007 follow up drilling, and may have to rely on further sales of our securities to pay for it. There can be no assurance that we would be successful in completing such a securities offering on terms acceptable to us.

Risks Related to the Chandalar Project

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. We compete for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than us. In addition, we compete with others in efforts to obtain financing to acquire and explore mineral properties.

Employees

We have no employees at this time. We reply on consulting contracts for our management and administrative personnel needs, including the persons who act as our President/Chief Executive Officer and Vice President. These contracts will expire on December 31, 2006 and January 31, 2007, respectively, unless renewed by the compensation committee of our board of directors. The contract with our former Chief Financial Officer/Secretary/Treasurer expired on February 17, 2006 with that individual's resignation. We have three additional management consulting contracts that became effective in the first quarter of 2006 and terminate on December 31, 2006.

We have established accounts with the State of Alaska to enable it to process payrolls to meet our 2006 Chandalar project field labor needs. The first of approximately ten hourly paid employees is scheduled to begin work in the first week of May 2006. These are seasonable jobs that are all expected to be terminated by October 2006.

Regulation

Our activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, exploration, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on our business, causing those activities to be economically reevaluated at that time.

Environmental Risks

Minerals exploration and mining are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to us (or to other companies in the minerals industry) at a reasonable price. To the extent that we become subject to environmental liabilities, the remediation of any such liabilities would reduce funds otherwise available to us and could have a material adverse effect on our financial condition. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

Our Chandalar property contains an inactive small mining mill site with tailings impoundments, last used in 1983. The mill was capable of processing 100 tons of ore feed per day. A grand total of 11,918 tons were put through the mill, and into two small adjacent tailings impoundments. A December 19, 1990 letter from the Alaska Department of Environmental Conservation to the Division of Mining of the Department of Natural Resources states: "Our samples indicate the tailings impoundments meet Alaska D.E.C. standards requirements and are acceptable for abandonment and reclamation." The Alaska DNR conveyed acknowledgement of receipt of this report to us in a letter dated December 24, 1990. We subsequently reclaimed the tailings impoundments, and expect that no further remedial action will be required. Vegetation has established itself on the tailings impoundments, thereby mitigating erosional forces. Concerning a related matter, the Alaska D.E.C. has identified a small area of low-level mercury contamination in a graveled staging area next to the mill and has designated it to be a medium priority assessment site in its state contaminated sites database. We have accrued a $50,000 liability to execute a remediation plan proposed by us and approved by the Alaska D.E.C. Other than this minor mercury contamination, we know of no matters of concern to the Alaska D.E.C. regarding our and our predecessors' exploration and production activities on the properties.

Title to Properties

Our only mining property (Chandalar) lies on Alaska state land, except for the patented mining claims owned by us. The major portion of our property consists of State of Alaska unpatented mining claims. The validity of unpatented state mining claims is often uncertain, and such validity is subject to contest. Unpatented mining claims are unique property interests and are generally considered subject to greater title risk than patented mining claims, which are real property interests that are owned in fee simple. An important part of our property is patented federal mining claims held in fee simple.

The State of Alaska requires locators and holders of unpatented state mining claims to complete annual assessment work and to pay an annual cash rental on the claims in order to keep the claimant's title to the mining rights in good standing. We are not in default of any annual assessment work filing or annual claim rental payment.

State of Alaska unpatented mining claims are subject to a title reservation of 3% net profits royalty for all mineral production on net mining income of $100,000 or more.

Our management has done a title chain search of the Company's patented federal mining claims. They believe we are the owner of the private property, and that the property is free and clear of liens and other third party claims except for a 2% mineral production royalty held by former management.

We have attempted to acquire and maintain satisfactory title to our Chandalar mining property, but we do not normally obtain title opinions on our properties in the ordinary course of business, with the attendant risk that title to some or all segments our properties, particularly title to the State of Alaska unpatented mining claims, may be defective.

Alaska Taxes Pertaining to Mining

Alaska has tax and regulatory policies that are widely viewed by the mining industry as offering one of the most favorable environments for establishing new mines in the United States. The mining taxation regime in Alaska has been stable for many years. There is discussion of taxation issues in the legislature but no changes have been proposed that would significantly alter the current state mining taxation structure. Although management has no reason to believe that new mining taxation laws which could adversely impact our Chandalar property will materialize, such event could and may happen in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

Exploration Activities in 2004 and 2005

During 2004 and 2005, we focused on advancing exploration of the Chandalar property through surface prospecting and geologic mapping and sampling methods. No drilling or underground exploration work was involved. In 2004, Pacific Rim Geological Consulting Inc. of Fairbanks, Alaska completed a comprehensive independent technical report on the Chandalar property. Pacific Rim reviewed all of Little Squaw's extensive data on the Chandalar property that the Company has built up over the years, which includes data from various operators dating back to the early 1900's. They concluded the gold mineralization is of the mesothermal type, and the property has multi-million ounce gold discovery potential. Pacific Rim recommended additional exploration, some of which was completed in two phases during the 2004 summer field season by an independent certified professional geologist, James C. Barker, under contract to the Company. Mr. Barker was one of the two co-authors of the Pacific Rim report. The summer field program was augmented by a structural geology study of the Chandalar district using existing high altitude aerial photography. BlueMap Geomatics identified numerous pronounced linears that it interpreted to represent deep-seated faults. Interested parties may obtain a copy of this report form the Company by written request. The 2004 field work and subsequent data analyses and reporting were completed at a cost of about $77,000. A detailed technical description of the activity and results are contained in a December 20, 2004 report by Mr. Barker titled "Summary of Field Investigations 2004." This work has been useful in defining targets for future exploration.

The objective of the 2004 exploration field program was to assess the validity of historic records, refine known drilling targets and identify new drilling targets. Several prospects of previously unevaluated or unknown gold mineralization were found, including six previously unknown gold-bearing quartz veins. During the 2004 summer field program we conducted a reconnaissance surface and underground sampling program of numerous gold-bearing veins on the property. We also conducted a soil geochemical sampling program using a deep penetrating sampling technique we developed to identify gold anomalies that may reflect hidden gold-quartz veins. Two previously unknown prospects containing six gold-quartz veins were discovered as a result of the field work, bringing the total number of known gold-bearing quartz veins and vein swarms on the property to 32. We expect to find more mineralized structures as exploration progresses because more than 80% of the property is covered by soil and landslide debris.

During the first quarter of 2005, we had planned to conduct the seasonal exploration program on the Chandalar property that was recommended by our geologic consultant, James C. Barker. His proposed program was budgeted at $1.4 million. We expected to raise sufficient capital to hire Mr. Barker and other qualified independent geologic consultants to complete a two phase program, which would have included infrastructure repairs, geological field work, taking 600 rock and 4,000 soil samples, and doing ground-based and aerial geophysics surveys, aerial topographic surveys, and 5,000 feet of reverse air circulation drilling.

The planned 2005 summer program was to have been conducted in two staged phases as follows:

- PHASE I would be geological investigations primarily to pin-point proposed drill sites throughout the district. This work would consist of various exploration activities, including the use of targeted soil sampling grids and ground and aerial geophysics.

- PHASE II would be a reverse circulation drill program of 5,000 feet or more.

Phase I geophysical and geochemical surveys were anticipated to better define the fault structures, initially defined by BlueMap Geomatics, that host mineralized quartz veins. A technical assessment was then expected to be made of locations where drilling was thought to be warranted during phase II. Several sites where old drill holes indicate the downward extensions of quartz vein gold mineralization were targeted for verification drilling. The wide-spread occurrences of gold mineralization in large, through-going structures, at least four of which have a mining history, was reasoned to justify the work proposed in Phases I and II.

We were unable to obtain the financing required to undertake this phased exploration program due to unfavorable stock market conditions for the mining sector in early 2005. Instead, we undertook a modest surface exploration of the Chandalar property during the month of July 2005. Mr. Barker was again retained to carry out a surface exploration program during the 2005 summer field season. A small field crew concentrated work on ten of the gold quartz vein prospects, where geologic maps were produced of each and 189 rock, soil and stream sediment samples were taken for analysis. Importantly, their geologic reconnaissance found a close special association between many of the gold bearing quartz veins and intrusive bodies of mafic igneous rock masses (greenstones). Our geologists believe there may be a genetic link between the greenstones and the gold mineralization that can be used as an exploration tool. This program was completed at a cost of approximately $58,000. A detailed technical description of the activity and results are contained in a January 2, 2006 report by Mr. Barker titled "Chandalar Mining District, A Report of Findings and Recommendations, 2005".

Subsequently, on January 10, 2006, we entered into a management consulting contract with Mr. Barker designating him as the Project Manager for the 2006 Chandalar exploration program.

We also retained the services of a licensed consulting geologist, Melvin Klohn, during the 2005 field season to review its extensive Chandalar property data and make a comprehensive week-long visit to site. Mr. Klohn examined most of the significant gold prospects on the property and said that he found the gold bearing quartz veins to be very similar to the important category of gold deposits often called "lode gold" or greenstone gold, which are major contributors to world gold production. He noted the district's prospects are aligned along a series of sub-parallel structural belts in a structural pattern similar to that of the famous Red Lake district in Ontario, Canada. He concluded that the Chandalar property presents a unique and appealing gold exploration opportunity.

Our work during the 2005 summer field season investigated old reports of quartz vein showings at the Pallasgreen and Drumlummon prospects. These sites had not been evaluated since their discovery by prospectors early in the 1900s. At the Pallasgreen prospect, mineralization was found along a multiple quartz vein system for approximately 400 feet. Soil samples geochemically anomalous in gold and an extensive "iron bleed" zone are indicative of mineralization in this area. The iron bleed, or ferricrete, is considered to be caused by ground water dissolution of buried metallic sulfides and re-participation of the metal ions, particularly iron, in the surface hydrologic bleed zone. Additionally, gold in soil values were found about 4,000 feet westward along strike, which will be further evaluated in 2006 as a possible extension of the Pallasgreen veins. Anomalous soil and rock results were also found in the Drumlummon area and in an unnamed site of vein quartz north of the Pallasgreen prospect. An additional 160-acre state mining claim was located to include this area in our property holding.

In 2005, we also completed further prospect definition work at the Pioneer, Crystal and Uranus sites, which established proposed drill targets. The Uranus results are of particular interest. There, a surface train of quartz float has been mapped for 500 feet down a hillside. An old prospect pit several feet deep was sunk into the quartz train. It is caved-in, but contains many lose chunks of iron stained quartz vein material A reconnaissance sample composed of many random pieces of these chunks of quartz assayed 1.47 oz Au/t. Four intermittent soil samples taken from beneath the quartz float train average 0.21 ppm Au. Nearby, but separate from the quartz float train, is a second old prospect pit that partially exposes a large, sulfide impregnated quartz vein. A six-foot continuous chip sample across this vein assayed 0.40 oz Au/t. We view this information as reflecting a gold bearing quartz vein system, containing a series of sub-parallel veins, concealed beneath soil and tundra. The 2006 exploration plan includes cutting trenches across this soil-covered area using an excavator. Given further positive findings, an initial drill testing of the Uranus site would take place.

Pre-drilling prospect mapping was also initiated during the 2005 field season at the Little Squaw, Eneveloe, Grubstake West, Rock Glacier and Summit areas. Little Squaw quartz vein rubble was traced about 2,500 feet eastward from the known exposures, and geologic mapping indicates that at least two mineralized quartz veins continue in that direction. The two Summit quartz veins were projected about 2,000 feet westward where they are believed to be partially covered by active accumulations of slide rock. Nevertheless, stream sediment sampling together with deep penetration soil sampling results from sites along and below its projection were highly anomalous in gold.

First Quarter Preparations for 2006 Summer Exploration Season

We have secured the financing it needs to pay for our exploration program for 2006 and have entered into management contracts with well-qualified project managers. We have established accounts with the State of Alaska to enable us to process payrolls to meet our 2006 Chandalar project field labor needs. The first of approximately ten hourly paid employees is scheduled to begin work in the third week of May 2006. These are seasonal jobs that are all expected to be terminated by October 2006.

With the completion of the private placements in the fourth quarter of 2005 and in the first quarter of 2006, we are aggressively implementing our drilling plans for the Chandalar property. In the first quarter of 2006, we paid $330,205 in cash for capital equipment and secured additional equipment of $23,053 through a capital lease to support the 2006 summer exploration season. The main capital items are a mid-sized excavator, a small (D-4 size) dozer, seven all terrain vehicles, a pick-up truck and welding unit. In addition, we entered into a contract with a drilling company to perform drilling services using equipment owned by the drilling company. All heavy equipment, except the contractor's drill, was moved overland to the site in March 2006. The drill is scheduled to be flown to the site in July of 2006.

Plans for 2006 Summer Exploration Season

The planned 2006 seasonal exploration program for the Chandalar property is very similar to the combination of Phase I and Phase II recommended by the Company's geologic consultant, James C. Barker. The quantity of proposed drilling in Phase II has been increased from 5,000 feet or more to 10,000 feet or more, and the project's projected cost is now approximately $1.7 million dollars, as shown in the table below.

Proposed 2006 Chandalar Exploration Program Budget

EXPENSE CATEGORY		
Planning, Permitting, Hiring	$	43,000
Equipment and Major Supplies Purchases (ATVs, Tractors, Vehicles)		350,000
Mobilization/Demobilization and interim charter Air Support		141,000
Contracted Geological and Technician Services		307,000
Contracted Camp Services		163,000
Contracted Aerial Geophysical Survey		50,000
Contracted Geological Studies		46,000
Contracted Geophysical Surveys		25,000
Contracted Drilling Services		189,000
Contracted Assaying Services		142,000
Site Fuel Consumption		50,000
Travel		40,000
Final Analyses and Report		40,000
Sub Total	$	1,586,000
Company Overhead (Management, Office support, Taxes and Insurance)		150,000
TOTAL	$	1,736,000

During late 2005 and early 2006, the Company raised sufficient cash to conduct the intended 2006 seasonal exploration program on the Chandalar property. See "Financial Condition and Liquidity" below for details of these financing activities.

The Company plans to begin its 2006 field exploration program during the second quarter of 2006, and expects to complete it in late 2006. There can be no assurance that should exploration proceed according to the recommended program, it will lead to the discovery and delineation of ore reserves that will conform to the criteria specified in SEC Industry Guide 7.

The drilling program planned for 2006 is intended to provide an initial test of the ten identified targets, and, following appraisal of the results, is expected to lead to intensified drilling on a few selected sites in 2007. The aim of the 2007 drilling would be to establish a mineral resource on the selected sites. The Company has sufficient funds to undertake the proposed exploration and drilling program in 2006. Additionally, the Company has sufficient funds and financing to continue operations at a fully-staffed level for the next 12 months. The Company may not have sufficient funds to accomplish the 2007 follow up drilling, and may have to rely on further sales of its securities to pay for it. There can be no assurance the Company would be successful in completing such a securities offering on terms acceptable to the Company.

Liquidity and Capital Resources

We are an exploration stage company and has incurred losses since our inception. We have no recurring source of revenue and our ability to continue as a going concern is dependant on our ability to raise capital to fund its future exploration and working capital requirements. Our plans for the long term continuation as a going concern include financing our future operations through sales of our common stock and/or debt and the eventual profitable exploitation of its mining properties. Our plans may also, at some future point, include the formation of mining joint ventures with senior mining company partners on specific mineral properties whereby the joint venture partner would provide the necessary financing in return for equity in the property. During the second half of 2005 and the first quarter of 2006, We were successful in obtaining financing for operations through 2006.

On March 31, 2006 the Company had total liabilities of $947,109, and total assets of $3,333,978. This compares to total liabilities of $775,930 and total assets of $1,361,630 on December 31, 2005. As of March 31, 2006, the Company's liabilities consist of $738,184 convertible debenture, net of discounts, $22,900 capital lease, $21,203 accrued interest, $50,000 for environmental clean up, and $114,822 in outstanding accounts payable.

The Company's principal source of liquidity during the three months ended March 31, 2006 and 2005, has been through debt and equity financing. Financing activities provided cash of $2,136,221 during the three months ended March 31, 2006 and $100,000 during the three months ended March 31, 2005. The Company used cash in operating activities of $243,028 during the three months ended March 31, 2006, and $58,700 during the three months ended March 31, 2005. Additionally, the Company used cash of $330,205 to purchase equipment and acquired an additional $23,053 of equipment through a capital lease during the three months ended March 31, 2006. The Company will utilize the majority of this equipment in its exploration programs for 2006 and beyond.

On December 31, 2005, we had total liabilities of $775,930, and total assets of $1,361,630. This compares to total liabilities of $87,792 and total assets of about $367,560 on December 31, 2004. As of December 31, 2005, our liabilities consisted of $709,546 of convertible debenture, $6,575 accrued interest payable, $50,000 for accrued remediation costs and $9,809 in outstanding accounts payable. The Convertible Debenture has a face amount of $1,000,000 and is reflected on our financial statements of our net of an unamortized discount of $145,227 for the fair value of the debenture's beneficial conversion feature, and an unamortized discount of $145,227 for the fair value of the detached warrant. As of December 31, 2005, we had current assets of $904,494, including cash and cash equivalents of $891,380; current liabilities of $16,384; and working capital of $888,110.

Our principal source of liquidity during the years ended December 31, 2005 and 2004, has been through debt and equity financing. Financing activities provided cash of $1,216,875 during the year ended December 31, 2005, and $288,313 during the year ended December 31, 2004. We used cash in operating activities of $358,350 during the year ended December 31, 2005, and $346,915 during the year ended December 31, 2004.

Private Placement Offerings

Placement Agent Agreement

On September 23, 2005, we entered into a Placement Agent Agreement with Strata Partners, LLC, a U.S. registered broker dealer. Under the terms of a Placement Agent Agreement, we agreed to pay Strata Partners, LLC, as agent, a placement agent fee in an amount equal to eight percent (8%), as applicable, for sales effected by the agent and a lead agent fee agent in an amount equal to two percent (2%) of the aggregate gross proceeds of any placement during the term of the agreement. The agent also will receive warrants, as lead agent, to purchase common shares equal to three percent (3%) of the total number of common shares (or common stock equivalents) sold by the Company in the placement and warrants as selling agent to purchase additional common shares equal to seven percent (7%) of the total number of common shares (or common stock equivalents), as applicable, for sales effected by the agent. The terms, conditions and exercise price of the warrants to be issued to the agent shall be economically equivalent to the terms, conditions and exercise price of the securities issued by us in a placement. We also agreed to grant the agent the same registration rights granted to investors in a placement, if any, and reimburse the agent for all expenses incurred by it in the performance of the agent's obligations, including but not limited to the fees and expenses of our counsel and accountants and the cost of qualifying the placement, and the sale of the securities, in various states or obtaining an exemption from state registration requirements. We agreed to reimburse the agent for actual expenses, including but not limited to accounting, legal and professional fees, incurred by the agent in connection with the Placement, not to exceed one-half percent (0.5%) of the gross offering proceeds. We agreed that the agent would serve as exclusive placement agent until January 31, 2006, extendable for a period of time thereafter by mutual consent. We paid Strata Partners, LLC (the lead agent and sole selling agent) all of the fees outlined above in connection with our November 21, 2005 placement of 6% Convertible Debentures and Class A Warrants.

We had previously issued Strata Partners, LLC 31,400 shares of common stock during 2005, in reimbursement for certain expenses under the terms of a previous Placement Agent Agreement that terminated on July 1, 2005.

Private Placements

On August 12, 2005 our Board of Directors authorized a direct private placement offering of 1,200,000 units at $0.25 per Unit. Each unit consists of one common share and a three-year full share purchase warrant exercisable at $0.30, $0.35 and $0.40 in the respective successive years. During the quarter ended September 30, 2005, we sold a total of 500,000 units for proceeds of $125,000. The remaining 700,000 units were sold during the fourth quarter of 2005, for proceeds of $175,000. No fees or commissions were paid, and net proceeds to us were $300,000.

Convertible Debenture

On November 21, 2005, we closed a private placement, issuing a 6% Convertible Debenture in the principal amount of US$1,000,000 and a detached 2,500,000 Class A Warrant to one institutional investor. Cash proceeds to us, net of cash fees to the placement agent was $900,000. The Debenture is convertible into shares of Common Stock, $0.10 par value, at $0.20 per share, subject to certain adjustments, and the Warrant is exercisable to acquire 2,500,000 common shares at an exercise price of $0.30 per share until November 21, 2008. Both the Convertible Debenture and Warrant are transferable. The 6% Convertible Debenture contains a mandatory conversion provision which grants us, at our option, the ability to force conversion of the Debenture in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of our common stock is sustained at or above $0.50 per share for five consecutive trading days. The Class A Warrant also contains a mandatory conversion provision which grants us, at our option, the ability to force conversion of the Warrant in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of our common shares is sustained at or above $0.75 per share for five consecutive trading days.

On June 1, 2006, the Company remitted interest to RAB Special Situations (Master) Fund Limited in the amount $31,397.26 in the form of stock as allowed by terms of the 6% Convertible Debenture, resulting in 28,286 shares of common stock being issued to the holder. The stock price used as specified in the Debenture was the closing bid price five (5) business days prior to the due date of the interest payment, which was May 24, 2006. On that date Little Squaw's common stock closed at $1.11 per share.

In connection with the placement, we issued to the placement agent a 500,000 Class A Warrant under the terms of a Placement Agent Agreement which is convertible into 500,000 common shares at an exercise price of US$0.30 until November 21, 2008. This Class A Warrant includes the same mandatory conversion provision as the warrant issued to the debenture holder. The fair value of this warrant was estimated using the Black-Scholes option pricing model. The warrant with a fair value of $30,000 is included in deferred financing costs, bringing the total to $130,000 with the cash fee paid to the agent as described above. The deferred financing costs are being amortized over the life of the convertible debenture, which resulted in amortization of $3,611 to interest expense being recorded in 2005.

Upon the issuance of the 6% Convertible Debenture on November 21, 2005, we were required allocate value to the warrant issued with the debenture, and to record a discount on the debenture for its conversion feature. In accordance with EIFT No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments" we recorded a discount in the amount of $150,000. This discount is being amortized over the life of the convertible debenture, which resulted in accretion of $4,773 to the convertible debenture being recorded in 2005.

Also, in accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", the Warrants issued in connection with the 6% Convertible Debenture were accounting for under APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". Under APB 14, the proceeds received from the investor are to be allocated to the 6% Debenture and the Warrant in proportion to their respective fair values. The fair value of the warrants was calculated using the Black-Scholes option pricing model. The warrants with a fair value of $150,000 are presented as a component of additional paid-in capital in shareholder's equity. This discount is being amortized over the life of the Convertible Debenture, which resulted in amortization of $4,773 to interest expense being recorded in 2005.

<u>Private Placements Subsequent to the Close of 2005</u>

On November 7, 2005, our Board of Directors approved an equity financing of up to $2,000,000 of our securities at a price equal to or greater than the terms of the November 21, 2005 Convertible Debenture. On January 31, 2006, we closed the first tranche of 3,895,000 Units, at a price of $0.25 per Unit for gross proceeds of $973,750. Each Unit consisted of one share of common stock and one half of one (1/2) Class B Warrant. Each whole Class B Warrant is exercisable to acquire one additional share of common stock at an exercise price of $0.35 per share during the one-year period commencing on the Closing Date, $0.50 per share during the second year following the Closing Date, and $0.65 per share during the third year following the Closing Date. Additionally, each Class B Warrant contains a mandatory conversion provision which grant us, at our option, the ability to force conversion of each whole Warrant if the market price of our common shares is sustained at or above $0.875 per share for five consecutive trading days. In connection with this portion of the placement, we paid an Agent's commission of 10% of the gross proceeds and issued the agent 389,500 Class B Warrants.

On February 24, 2006, we closed the second tranche of an additional 5,600,000 Units, at a price of $0.25 per Unit for gross proceeds of $1,400,000. This second closing brings the total gross proceeds received to $2,373,750 and the total Units sold to 9,495,000, including an oversubscription of 1,495,000 Units which had been approved by our Board of Directors on February 13, 2006. Each Unit consisted of one share of our common stock and one half of one (1/2) Class B Warrant. The Units of this second closing are identical to those of the first closing on January 31, 2006. In connection with this portion of the placement, we paid an Agent's commission of 10% of the gross proceeds and issued the agent 560,000 Class B Warrants, bringing the total number of Class B Warrants issued to the Agent for both tranches to 945,500.

<u>Off-Balance Sheet Arrangements</u>

We have no off-balance sheet arrangements.

<u>Contractual Obligations</u>

With the exception of management consulting contracts and the Convertible Debenture described above, we had no material contractual obligations as of December 31, 2005.

<u>Inflation</u>

We not believe that inflation has had a significant impact on its consolidated results of operations or financial condition.

<u>Critical Accounting Policies</u>

We have identified our critical accounting policies, the application of which may materially affect the financial statements, either because of the significance of the financials statement item to which they relate, or because they require management judgment in making estimates and assumptions in measuring, at a specific point in time, events which will be settled in the future. The critical accounting policies, judgments and estimates which management believes have the most significant effect on the financial statements are set forth below:

- Estimates of the recoverability of the carrying value of our mining and mineral property assets. Our estimate of carrying value is based partially on the valuation opinion of a qualified independent third party. However, if future results vary materially from the assumptions and estimates used by us and this third party, we may be required to recognize an impairment in the assets' carrying value.

- Expenses and disclosures associated with accounting for stock-based compensation. We used the Black-Scholes option pricing model to estimate the fair market value of stock options issued under our stock-based compensation plan, which determines the recognition of associated compensation expense. This valuation model requires the use of judgment in applying assumptions of risk-free interest rate, stock price volatility and the expected life of the options. While we believe we have applied appropriate judgment in the assumptions and estimates, variations in judgment in applying assumptions and estimates used in this valuation could have a material effect upon the reported operating results.

- Estimates of our environmental liabilities. Our potential obligations in environmental remediations or reclamation activities are considered critical due to the assumptions and estimates inherent in accruals of such liabilities, including uncertainties relating to specific reclamation and remediation methods and costs, the application and changing of environmental laws, regulations and interpretations by regulatory authorities.

- Accounting for Convertible Securities. We used the Black-Scholes option pricing model and other valuation considerations to estimate the fair market value of the detachable warrant and beneficial conversion feature of a convertible debenture. We used APB-14, EITF No. 98-5, EITF No. 00-27 and other guidance to allocate value to the individual components of this convertible security. The associated discounts to the fair value of the convertible debenture form the basis for amortization and accretion over future periods. While we believe we have applied appropriate judgment in the assumptions and estimates, variations in judgment in applying assumptions and estimates used in the valuation or future results, could have a material effect upon the allocation of fair value of the components of the convertible securities, together with the reported operating results as discounts are recognized as interest expense over the life of the securities.

Significant Equipment Purchases and Requirements

With the completion of the private placements in 2005 and in 2006, we are aggressively implementing our drilling plans for the Chandalar property. In the first quarter of 2006, we have paid $349,215 in cash for capital equipment to support the 2006 summer exploration season. The main capital items are a mid-sized excavator, a small (D-4 size) dozer, seven all terrain vehicles, a pick-up truck and welding unit. In addition, we are negotiating a contract with a drilling company to perform drilling services using equipment owned by the drilling company. All heavy equipment, except the contractor's drill, was moved overland to the site in March 2006. The drill is scheduled to be flown to the site in July of 2006.

Expected Significant Changes in the Number of Employees

We have established accounts with the State of Alaska to enable us to process payrolls to meet our 2006 Chandalar project field labor needs. The first of approximately ten hourly paid employees is scheduled to begin work in the first week of May 2006. These are seasonal jobs that are all expected to be terminated by October 2006.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock is quoted on the OTC Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information. The OTC Bulletin Board is not considered a "national exchange."

Our Common stock is traded on the NASDAQ Over The Counter Bulletin Board under the symbol "LITS". The following table shows the high and low bid information for the Common stock for each quarter of the fiscal years 2003, 2004, 2005 and the first and second quarters of 2006. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year	High Closing	Low Closing
2003		
First Quarter	$0.13	$0.06
Second Quarter	$0.15	$0.08
Third Quarter	$0.90	$0.12
Fourth Quarter	$0.75	$0.45
2004		
First Quarter	$0.75	$0.51
Second Quarter	$0.72	$0.37
Third Quarter	$0.47	$0.28
Fourth Quarter	$0.55	$0.35
2005		
First Quarter	$0.50	$0.34
Second Quarter	$0.45	$0.30
Third Quarter	$0.33	$0.23
Fourth Quarter	$0.35	$0.21
2006		
First Quarter	$0.80	$0.25
Second Quarter	$1.37	$0.65

The above quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

As of June 29, 2006, the closing price for our common stock was $1.08 per share as quoted by the NASD OTCBB.

HOLDERS OF RECORD

As of December 31, 2005, there were 3,366 shareholders of record of our common stock and approximately 858 additional shareholders whose shares are held through brokerage firms or other institutions. As of March 31, 2006 we had 3,339 registered shareholders.

TRANSFER AGENT AND REGISTRAR

Our registrar and transfer agent for our common shares is Columbia Stock Transfer Company, 1602 E. Seltice Way, Suite A PMB#303, Post Falls, ID 83854, U.S.A. Phone: (208) 664-3544; Fax: (208) 777-8998.

USE OF PROCEEDS

We will not receive any of the proceeds of the shares offered by the Selling Shareholders. We may receive proceeds from the exercise of the Class A Warrants upon exercise of these warrants, if any, and will use the proceeds from any exercise for general working capital purposes.

LEGAL MATTERS

The law firms of Payne, Hamlin, Coffin & Brooke and Guess & Rudd P.C. have acted as our counsel by providing separate opinions, covering the aggregate, on the validity of the securities.

EXPERTS

The financial statements as of December 31, 2005 and 2004, included in this prospectus and elsewhere in the registration statement have been audited by DeCoria, Maichel & Teague P.S., independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said reports.

The information contained in the report titled "Gold Deposits of the Chandalar Mining District, Northern Alaska: An information Review and Recommendations" was prepared by Pacific Rim Geological Consultants, Inc., of Fairbanks Alaska.

The information contained the report titled "Summary of Field Investigations 2004" was prepared by James C. Barker, a Certified Professional Geologist licensed to practice in Alaska.

The information contained in the report titled "Interim Summary Report: Little Squaw Gold Mining Company, Properties in the Chandalar Mining district, Alaska" was prepared by Melvin Klohn, a geologist licensed to practice in the state of Washington.

The information contained in the report titled "Structural and Lithological Features Observed From Air Photo Mosaic" was prepared by BlueMap Geomatics Ltd., of Vancouver British Columbia.

The information contained in the report titled "Chandalar Mining District, A Report of Findings and Recommendations, 2005" was prepared by James C. Barker, a Certified Professional geologist licensed to practice in Alaska.

Copies of the above referenced reports are available upon written request to Little Squaw Gold Mining Company, 3412 S. Lincoln Dr., Spokane, WA 99203, Attn: Richard Walters.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and, accordingly, file current and periodic reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form SB-2 under the Securities Act, as amended, in connection with this offering. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. For further information with respect to us and the shares of common stock offered hereby, reference is made to such registration statement, including the exhibits thereto, which may be read, without charge, and copied at the public reference facilities maintained by the SEC at One Station Place, 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a site on the World Wide Web at http://www.sec.gov that contains current and periodic reports, proxy statements and other information regarding registrants that filed electronically with the SEC. Statements contained in this prospectus as to the intent of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to this registration statement, each such statement being qualified in all respects by such reference.

AUDITED FINANCIAL STATEMENTS

TABLE OF CONTENTS

A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants
dm-t
decoria • maichel • teague
1105 W. Francis, Suite A
Spokane, Washington 99205

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Little Squaw Gold Mining Company

We have audited the accompanying balance sheets of Little Squaw Gold Mining Company, (An Exploration Stage Company) ("the Company") as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended and from the date of inception on March 26, 1959 through December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Little Squaw Gold Mining Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended and from the date of inception on March 26, 1959 through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ DeCoria, Maichel & Teague P.S.

DeCoria, Maichel & Teague P.S.
March 4, 2006

Spokane, Washington

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Balance Sheets
December 31, 2005 and 2004

	2005	2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 891,380	$ 32,855
Interest receivable	2,386	
Prepaid expenses	10,728	6,198
Total current assets	904,494	39,053
Plant, equipment, and mining claims:		
Equipment, net of depreciation	3,595	4,441
Mining and mineral properties	321,041	321,041
Total plant, equipment and mining claims	324,636	325,482
Other assets:		
Deferred financing costs	126,389	
Other assets	6,111	3,025
Total other assets	132,500	3,025
Total assets	**$ 1,361,630**	**$ 367,560**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 9,809	$ 5,020
Accounts payable – related parties		32,772
Accrued interest payable	6,575	
Total current liabilities	16,384	37,792
Long-term liabilities:		
Accrued remediation costs	50,000	50,000
Convertible debenture, net of discounts	709,546	
Total long-term liabilities	759,546	50,000
Total liabilities	775,930	87,792
Stockholders' equity		
Preferred stock; no par value, 10,000,000 shares authorized; no shares issued or outstanding		
Common stock; $0.10 par value, 200,000,000 shares authorized; 16,833,420 and 15,364,117 issued and outstanding, respectively	1,683,342	1,536,411
Additional paid-in capital	1,297,708	752,458
Deficit accumulated during the development stage	(2,395,350)	(2,009,101)
Total stockholders' equity	585,700	279,768
Total liabilities and stockholders' equity	**$ 1,361,630**	**$ 367,560**

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Operations

	Years Ended December 31,		From Inception (March 26, 1959) Through
	2005	2004	December 31, 2005
Revenue:			
Royalties, net	$	$	$ 398,752
Lease and rental			99,330
Gold sales and other			31,441
			529,523
Expenses:			
Other costs of operations			8,030
Management fees and salaries	66,900	70,525	1,018,957
Directors' fees – cash	13,500	17,200	96,475
Directors' fees – share based		143,200	143,200
Professional services	202,893	236,082	881,470
Other general and administrative expense	64,579	53,824	278,797
Mineral property maintenance	7,638	8,097	20,555
Office supplies and other expense	5,932	10,344	244,481
Depreciation	846	493	6,094
Reclamation and miscellaneous		14,000	115,102
Loss on partnership venture			53,402
Equipment repairs			25,170
	362,288	553,765	2,891,733
Other (income) expense:			
Interest income	(3,325)	(587)	(30,447)
Interest expense	27,286		63,587
Total other (income) expense	23,961	(587)	33,140
Net loss	**$ 386,249**	**$ 553,178**	**$ 2,395,350**
Net loss per common share – basic	$ 0.02	$ 0.04	$ 0.36
Weighted average common shares outstanding-basic	15,858,637	14,811,488	6,642,128

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2005

Year	Transaction	Shares Issued for: Cash	Shares Issued for: Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock: Shares	Common stock: Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
1959	Issuance of shares	X			441,300	$ 44,130				
	Net loss							$ (428)		$ 43,702
1960	Issuance of shares	X			433,780	43,378				
	Net loss							(769)		42,609
1961	Issuance of shares	X			306,620	30,662				
	Issuance of shares	X			25,010	2,501	$ 5,002			
	Net loss							(12,642)		25,523
1962	Issuance of shares	X			111,239	11,124				
	Issuance of shares	X			248,870	24,887	49,773			
	Issuance of shares		Mining leases	Par value of stock issued	600,000	60,000				
	Net loss							(5,078)		140,706
1963	Issuance of shares	X			223,061	22,306				
	Issuance of shares	X			27,000	2,700	5,400			
	Sale of option						110			
	Net loss							(5,995)		24,521
1964	Net loss							(8,913)		(8,913)
1965	Issuance of shares	X			19,167	1,917	3,833			
	Issuance of shares		Salaries	Price per share issued for cash during period	19,980	1,998	3,996			
	Net loss							(9,239)		2,505
1966	Issuance of shares	X			29,970	2,997				
	Issuance of shares	X			5,200	520	520			
	Net loss							(7,119)		(3,082)
1967	Issuance of shares	X			3,700	370	740			
	Issuance of shares		Engineering and management fees	Par value of stock issued	24,420	2,442				
	Issuance of shares		Accounting fees		2,030	203	406			
	Net loss							(5,577)		(1,416)
1968	Issuance of shares	X			64,856	6,486	12,971			
	Issuance of shares		Salaries	Price per share issued for	19,980	1,998	3,996			
	Issuance of shares		Directors' fees	cash during period	30,000	3,000	6,000			
	Net loss							(7,322)		27,129

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2005

Year	Transaction	Shares Issued for: Cash	Shares Issued for: Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock: Shares	Common stock: Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
1969	Issuance of shares	X			12,760	$ 1,276	$ 2,552			
	Issuance of shares	X			338,040	33,804	85,432			
	Issuance of shares		Salaries	Approximate price per share issued for cash during period	24,000	2,400	4,800			
	Issuance of shares		Consideration for co-signatures		50,004	5,000	10,001			
	Net income							$ 2,272		$ 147,537
1970	Issuance of shares	X			1,000	100	400			
	Issuance of shares		Salaries	Price per share issued for cash in prior period	1,500	150	300			
	Issuance of shares		Salaries	Price per share issued for cash in current period	444	44	178			
	Net loss							(8,880)		(7,708)
1971	Issuance of shares	X			13,000	1,300	1,500			
	Issuance of shares		Purchase of assets of Chandalar Mining & Milling Co.	Par value of stock issued	336,003	33,600				
	Net loss							(2,270)		34,130
1972	Issuance of shares		Purchase of assets of Chandalar Mining & Milling Co.	Par value of stock issued	413,997	41,400				
	Issuance of shares		Additional exploratory costs through payment of Chandalar Mining & Milling Co. liabilities	Dollar value of liabilities paid	55,657	5,566	15,805			
	Receipt of treasury stock in satisfaction tof accounts receivable and investment in Chandalar Mining & Milling Co.				(125,688)	(12,569)	(977)		$ (13,546)	
	Issuance of shares		Mining claims	Par value of stock issued	2,240,000	224,000			13,527	
	Net loss							(65,175)		208,031
1973	Net loss							(16,161)		(16,161)
1974	Net loss							(13,365)		(13,365)

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2005

Year	Transaction	Shares Issued for Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
1975	Net loss							$ (15,439)		$ (15,439)
1976	Net loss							(5,845)		(5,845)
1977	Issuance of shares		Purchase of assets of Mikado Gold Mines	Par value of stock issued	1,100,100	$ 110,010				
	Net loss							(15,822)		94,188
1978	Issuance of shares		Mining claims	Par value of stock issued	400,000	40,000				
	Issuance of shares		Directors' fees		40,000	4,000	$ 3,200			
	Issuance of shares		Management fees, notes payable, and accrued interest	Approximate market price per share	109,524	10,952	8,762			
	Net loss							(39,144)		27,770
1979	Net loss							(18,388)		(18,388)
1980	Net loss							(34,025)		(34,025)
1981	Net loss							(32,107)		(32,107)
1982	Issuance of shares		Directors' fees	Approximate market price per share	40,000	4,000	20,000			
	Net loss							(70,165)		(46,165)
1983	Net loss							(10,416)		(10,416)
1984	Net loss							(63,030)		(63,030)
1985	Issuance of shares		Directors' fees	Approximate market price per share	40,000	4,000	12,000			
	Net loss							(78,829)		(62,829)
1986	Issuance of shares	X			44,444	4,444	5,556			
	Net loss							(32,681)		(22,681)
1987	Issuance of shares		Officer salary		166,000	16,600	18,500			
	Issuance of stock option		Legal fees	Approximate market price per share			12,360			
	Issuable shares		Directors' fees				4,095			
	Issuance of stock option		Equipment	Value of equipment			60,000			
	Net loss							(48,057)		63,498

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2005

Year	Transaction	Shares Issued for — Cash	Shares Issued for — Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock — Shares	Common stock — Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
1988	Issuance of shares		Officer salary		194,444	$ 19,444	$ (1,944)			
	Issuance of stock option		Legal fees	Approximate market price per share			6,200			
	Issuable shares		Directors' fees				1,080			
	Issuance of shares		Settlement of stock option	Approximate market price when option was granted	58,860	5,886	(5,886)			
	Issuance of shares		Settlement of stock right	Approximate market price when right was granted	19,500	1,950	(1,950)			
	Net loss							$ (46,961)		$ (22,181)
1989	Issuance of shares		Settlement of stock option	Approximate market price when option was granted	68,888	6,889	(6,889)			
	Issuance of shares		Settlement of stock right	Approximate market price when right was granted	12,000	1,200	(1,200)			
	Net loss							(59,008)		(59,008)
1990	Net loss							(37,651)		(37,651)
1991	Issuance of shares		Directors' fees	Approximate market price per share	24,000	2,400				
	Purchase of 20,000 treasury shares	X							$ (1,500)	
	Net loss							(42,175)		(41,275)
1992	Purchase of 32,000 treasury shares	X							(1,680)	
	Net loss							(41,705)		(43,385)
1993	Net loss							(71,011)		(71,011)
1994	Issuance of stock option		Officer compensation	Approximate market price per share			6,250			
	Net loss							(43,793)		(37,543)
1995	Issuance of shares		Officer compensation	Approximate market price per share	153,846	15,385	4,615			
	Purchase of 65,000 treasury shares	X							(4,975)	
	Net loss							(30,728)		(15,703)
1996	Net loss							(39,963)		(39,963)

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2005

Year	Transaction	Shares Issued for Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
1997	Expiration of stock option						$ (6,250)			$ (6,250)
	Net loss							$ (31,828)		(31,828)
1998	Net loss							(30,681)		(30,681)
1999	Net loss							(57,812)		(57,812)
2000	Net loss							(37,528)		(37,528)
2001	Net loss							(20,007)		(20,007)
	Balances, December 31, 2001				8,468,506	$ 846,850	351,237	(1,221,460)	$ (8,174)	(31,547)
2002	Net loss							(12,691)		(12,691)
	Balances, December 31, 2002				8,468,506	846,850	351,237	(1,234,151)	(8,174)	(44,238)
2003	Issuance of shares and warrants		Conversion of related party debts	Fair value of shares issued	1,930,130	193,013	19,323			212,336
	Issuance of shares and warrants		To reimburse payment of professional service fees	Fair value of shares issued	150,000	15,000				15,000
	Issuance of shares and warrants	X			1,100,000	110,000	80,310			190,310
	Issuance of treasury shares (50,000)		Officer signing bonus	Fair value of shares issued			4,010		3,490	7,500
	Issuance of shares and warrants		Mining claims	Fair value of shares issued	350,000	35,000				35,000
	Net loss							(221,772)		(221,772)
	Balances, December 31, 2003				11,998,636	1,199,863	454,880	(1,455,923)	(4,684)	194,136
2004	Issuance of shares and warrants		Conversion of related party debts	Fair value of shares issued	824,370	82,437				82,437
	Issuance of shares and warrants		Success award	Fair value of shares issued	887,500	88,750				88,750
	Issuance of shares through warrant exercise ($0.20)	X			1,090,000	109,000	109,000			218,000

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity
From Inception (March 26, 1959) Through December 31, 2005

Year	Transaction	Shares Issued for: Cash	Shares Issued for: Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock: Shares	Common stock: Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
	Issuance of shares through warrant exercise of ($0.40)	X			173,611	17,361	52,952			70,313
	Issuance of treasury shares (67,103)		Officer promotion	Fair value of shares issued			2,026		4,684	6,710
	Issuance of stock options		Directors compensation	Intrinsic method			59,200			59,200
	Issuance of shares		Directors compensation	Fair value of shares issued	300,000	30,000	54,000			84,000
	Issuance of shares		Professional services	Fair value of shares issued	90,000	9,000	20,400			29,400
	Net loss							(553,178)		(553,178)
	Balance, December 31, 2004				15,364,117	$ 1,536,411	$ 752,458	$ (2,009,101)	$ 0	$ 279,768
2005	Issuance of shares		Professional services	Fair value of shares issued	50,000	5,000	9,000			14,000
	Issuance of shares		Professional services	Fair value of shares issued	112,903	11,291	14,678			25,969
	Issuance of shares through warrant exercise	X			75,000	7,500	9,375			16,875
	Issuance of shares		Professional services	Fair value of shares issued	31,400	3,140	2,197			5,337
	Issuance of shares and warrants by private placement	X			500,000	50,000	75,000			125,000
	Issuance of shares and warrants by private placement	X			700,000	70,000	105,000			175,000
	Discount of convertible debenture for value of detached warrant issued			Fair value of warrant issued			150,000			150,000
	Discount of convertible debenture For beneficial conversion feature			Intrinsic method			150,000			150,000
	Issuance of warrant for deferred finance costs			Fair value of warrant issued			30,000			30,000

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity
From Inception (March 26, 1959) Through December 31, 2005

Year	Transaction	Shares Issued for Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
	Net loss							(386,249)		(386,249)
	Balance, December 31, 2005				16,833,420	$ 1,683,342	$ 1,297,708	$ (2,395,350)	$ 0	$ 585,700

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Cash Flows

	Year Ended December 31,		From Inception (March 26, 1959) Through December 31,
	2005	2004	2005
Cash flows from operating activities:			
Net loss	$ (386,249)	$ (553,178)	$ (2,395,350)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	846	493	6,587
Common stock, warrants, and options issued for salaries and fees	45,306	179,310	431,900
Amortization of discount on convertible debenture for value of warrant	4,773		4,773
Amortization of discount on convertible debenture for beneficial conversion feature	4,773		4,773
Amortization of deferred financing costs	3,611		3,611
Change in:			
Accrued interest receivable	(2,386)		(2,386)
Prepaid expenses	(4,530)	54	(10,728)
Other assets	(3,086)	(3,025)	(6,111)
Accounts payable, other	4,789	(17,341)	9,808
Accounts payable, related party	(32,772)	32,772	20,000
Accrued interest payable	6,575		6,575
Accrued compensation, related party			255,450
Accrued payroll taxes			19,323
Convertible success award, Walters LITS			88,750
Accrued remediation costs		14,000	50,000
Net cash used - operating activities	(358,350)	(346,915)	(1,513,025)
Cash flows from investing activities:			
Receipts attributable to unrecovered Promotional and exploratory costs			626,942
Proceeds from the sale of equipment			60,000
Additions to property, plant, equipment, and unrecovered promotional and exploratory costs		(7,377)	(370,342)
Net cash - investing activities	0	(7,377)	316,600
Cash flows from financing activities:			
Proceeds from related party debt	100,000		100,000
Payments on related party debt	(100,000)		(100,000)
Proceeds from issuing convertible debenture	700,000		700,000
Proceeds from issuance of warrants in connection with issuance of convertible debenture	150,000		150,000

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Cash Flows

	Year Ended December 31,		From Inception (March 26, 1959) Through December 31,
	2005	2004	2005
Proceeds allocated to beneficial conversion feature of convertible debenture	150,000		150,000
Payment of financing costs from cash proceeds of convertible debenture	(100,000)		(100,000)
Issuance of common stock, net of offering costs	316,875	288,313	1,195,979
Acquisitions of treasury stock			(8,174)
Net cash - financing activities	1,216,875	288,313	2,087,805
Net increase in cash and cash equivalents	858,525	(65,979)	891,380
Cash and cash equivalents, beginning of year	32,855	98,834	0
Cash and cash equivalents, end of year	**$ 891,380**	**$ 32,855**	**$ 891,380**
Supplemental disclosures of cash flow information:			
Non-cash investing activities:			
Mining claims purchased - common stock			$ 35,000
Non-cash financing activities:			
Related party liability converted to common stock		$ 88,750	$ 301,086
Issuance of warrants for deferred financing costs of convertible debenture	$ 30,000	$ 0	$ 30,000
Cash paid for interest	$ 7,555	$ 15	$ 43,856

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Little Squaw Gold Mining Company ("Company"), was incorporated under the laws of the State of Alaska on March 26, 1959. The Company is engaged in the business of acquiring and exploring mineral properties throughout the Americas, primarily those containing gold and associated base and precious metals. The Company's common stock trades on the NASDAQ OTC BB exchange under the ticker symbol LITS.

The Company is an exploration stage company and has incurred losses since its inception. The Company has no recurring source of revenue and its ability to continue as a going concern is dependant on the Company's ability to raise capital to fund its future exploration and working capital requirements. The Company's plans for the long term continuation as a going concern include financing the Company's future operations through sales of its common stock and/or debt and the eventual profitable exploitation of its mining properties. During the second half of 2005 and the first quarter of 2006, the Company has been successful in obtaining financing for operations through 2006.

During 2004 and 2005, the Company focused on advancing exploration of the Chandalar property through surface prospecting and geologic mapping and sampling methods. No drilling or underground exploration work was involved; however, the Company plans significant drilling and exploration work in 2006 and beyond.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Exploration Stage Enterprise

The Company's financial statements are prepared using the accrual method of accounting and according to the provisions of Statement of Financial Accounting Standards No. 7, "Accounting for Development Stage Enterprises," as it devotes substantially all of its efforts to acquiring and exploring mining interests that will eventually provide sufficient net profits to sustain the Company's existence. Until such interests are engaged in commercial production, the Company will continue to prepare its financial statements and related disclosures in accordance with entities in the exploration stage.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates used in preparing these financial statements include those assumed in estimating the recoverability of the cost of mining claims, accrued remediation costs, beneficial conversion features of convertible debt, deferred financing costs and deferred tax assets and related valuation allowances. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the balance sheet and statement of cash flows, the Company considers all highly liquid investments purchased, with an original maturity of three months or less, to be a cash equivalent. At December 31, 2005, the Company's cash deposits, held in bank certificates of deposit, exceeded the Federal Deposit Insurance Corporation ("FDIC") limits.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Plant, Equipment, and Accumulated Depreciation

Plant and equipment are stated at cost, cost is determined by cash paid or shares of the Company's common stock issued. The Company's mill buildings and equipment are located on the Company's unpatented state mining claims located in the Chandalar mining district of Alaska. All such assets are fully depreciated. A small amount of office equipment is located at Company offices in Spokane, Washington. Assets are depreciated over lives of five to seven years, resulting in depreciation expense of $846 and $493 being recognized for 2005 and 2004, respectively.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements issued after December 15, 1997, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. The dilutive effect of convertible and exercisable securities would be:

For years ended December 31,	2005	2004
Stock Options	320,000	320,000
Warrants	4,200,000	1,036,389
Convertible debenture	5,000,000	0
Total possible dilution	**9,520,000**	**1,356,389**

At December 31, 2005 and 2004, the effect of the Company's outstanding options and common stock equivalents would have been anti-dilutive. Accordingly, only basic EPS is presented.

Mining and Mineral Properties

Cost of acquiring mineral properties are capitalized by the project area. Costs to maintain mineral rights and leases are expensed as incurred. Exploration costs are expensed in the period in which they occur. When a property reaches the production stage, the related capitalized costs are amortized using the units-of-production method on the basis of periodic estimates of ore reserves. Mineral properties are periodically assessed for impairment of value, and any subsequent losses are charged to operations at the time of impairment. If a property is abandoned or sold, its capitalized costs are charged to operations.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Fair Values of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, prepaid expenses, interest receivable, accounts payable and interest payable approximated their fair values as of December 31, 2005 and 2004. Related party liabilities approximated their fair values based upon the terms of payment at December 31, 2004. The convertible debenture approximated its fair value after consideration of the fair value of the related embedded beneficial conversion feature and detached warrants at December 31, 2005.

Deferred Financing Costs

Financing costs incurred in connection with the Company's financing activities are amortized using the effective interest method over the three year life of the financing. For the year ended December 31, 2005, the Company incurred deferred financing costs in the form of $100,000 cash paid and $30,000 of warrants issued to a placement agent in connection with the Company's issue of a convertible debenture. The fair value of the warrants was estimated using the Black-Scholes option pricing model. For the year ended December 31, 2005, there was $3,611 of amortization of deferred financing costs included in interest expense. The convertible debenture and associated warrants are discussed in Note 5 "Convertible Debenture" of these financial statements.

Reclamation and Remediation

The Company's operations have been, and are subject to, standards for mine reclamation that have been established by various governmental agencies. In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which the Company incurs a legal obligation for the retirement of tangible long-lived assets. A corresponding asset is also recorded and depreciated over the life of the asset. After the initial measurement of the asset retirement obligation, the liability will be adjusted at the end of each reporting period to reflect changes in the estimated future cash flows underlying the obligation. Determination of any amounts recognized upon adoption is based upon numerous estimates and assumptions, including future retirement costs, future inflation rates and the credit-adjusted risk-free interest rates.

Remediation liabilities on non operating properties are recognized according to the provisions of Statement of Position 96-1.

The Company accrues costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable. Such costs are based on management's estimate of amounts expected to be incurred when the remediation work is performed.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards, or Statement, No. 123 (revised 2004), Share-Based Payment ("Statement 123(R)"), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Statement 123(R) supersedes Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. Statement 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an option. Statement 123(R) is effective for small business issuers at the beginning of the first interim or annual period beginning after December 15, 2005.

As permitted by Statement 123, management currently accounts for share-based payments to employees using APB 25's intrinsic value method. Management expects to adopt Statement 123(R) on January 1, 2006 using the modified prospective method and is unable to estimate stock-based compensation expense to be recorded in 2006.

Stock-based Compensation: At December 31, 2005 and 2004, the Company had a stock plan for key employees, non-employee directors and management consultants which is more fully described in Note 5. The Company accounts for stock options as prescribed by Accounting Principles Board Opinion No. 25 and discloses pro forma information as provided by Statement 123, "Accounting for Stock Based Compensation."

3.   MINING AND MINERAL PROPERTIES

Mining Claims

At December 31, 2005 and 2004, the Company's mining properties were as follows:

	2005	2004
Chandalar claims	$ 264,000	$ 264,000
2003 purchased claims	35,000	35,000
Unpatented state claims staked	22,041	22,041
Total	**$ 321,041**	**$ 321,041**

Buildings and Equipment

Located on the Company's unpatented state mining claims in the Chandalar District are certain mining and milling buildings and other mining equipment that have long since been fully depreciated and have no book value. Accordingly, the Company has removed their cost basis and the associated accumulated depreciation from its financial statements.

See Note 9: Subsequent Events for capital asset additions after the close of 2005.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

4. CONVERSION OF RELATED PARTY DEBTS

Conversion of Related Party Debts to Common Stock

On January 21, 2005, the Company separately entered into related party transactions with William Orchow, a director, Wilbur G. Hallauer, a greater than 10% shareholder, and another shareholder in which these parties advanced an aggregate amount of $100,000 to the Company for operating capital purposes. The advances were evidenced by six month promissory notes payable on demand, or if no demand is made, on July 20, 2005, with accrued interest at 6% per annum. The Company had the right, any time prior to their maturity date on July 20, 2005, and without notice, to convert the Notes into restricted shares of common stock and warrants. The initial conversion rate would have been $0.30 per share and included one warrant per share initially at $0.45. The exercise price of the warrants would have escalated to $0.55 and $0.75 in the second and third year from the date of issue. No conversion was made by the Company and no demand for payment was made by the holders of the promissory notes, and the notes subsequently matured on July 20, 2005, whereupon the Company requested of all note holders an extension of the term of the notes. All parties to the notes agreed to extend the term of the Notes for an indefinite period until the Company had the financial resources to repay them. In connection with the agreement to extend the term of the Notes, the parties also agreed that the interest rate on the notes would increase from 6% to 12% per annum for the extended period. All principal and interest obligations of the promissory notes were paid during the last quarter of 2005, and no stock was issued in connection with these related party transactions. Interest expense of $7,500 and $0 was recognized for the years ended December 31, 2005 and 2004, respectively.

5. CONVERTIBLE DEBENTURE

On November 21, 2005, the Company closed a private placement, issuing a 6% Convertible Debenture in the principal amount of US$1,000,000 and a detached 2,500,000 Class A Warrant to one institutional investor. The Debenture is convertible at any time at the option of the holder into shares of Common Stock, $0.10 par value, at US$0.20 per share, subject to certain adjustments, and the Warrant is exercisable to acquire 2,500,000 common shares at an exercise price of US$0.30 per share until November 21, 2008, the term of the Convertible Debenture. Both the Convertible Debenture and Warrant are transferable. The Convertible Debenture contains a mandatory conversion provision which grants the Company, at the Company's option, the ability to force conversion of the Debenture in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of the Company's common shares is sustained at or above $0.50 per share for five consecutive trading days. The Class A Warrant also contains a mandatory conversion provision which grants the Company, at the Company's option, the ability to force conversion of the Warrant in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of the Company's common shares is sustained at or above $0.75 per share for five consecutive trading days.

In connection with the placement, the Company issued to the placement agent a 500,000 Class A Warrant under the terms of a Placement Agent Agreement which is convertible into 500,000 common shares at an exercise price of US$0.30 until November 21, 2008. This Class A Warrant includes the same mandatory conversion provision as the warrant issued to the debenture holder. Valuation of the Warrant and the associated amortization of deferred financing costs are described in Note 2 of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

5. CONVERTIBLE DEBENTURE, CONTINUED:

Upon the issuance of the 6% Convertible Debenture on November 21, 2005, the Company was required to allocate value to the warrant issued with the debenture, and to record a discount on the debenture for the fair value of its beneficial conversion feature. In accordance with EITF No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments" the Company recorded a discount in the amount of $150,000. This discount is being amortized over the life of the convertible debenture, which resulted in accretion of $4,773 to the convertible debenture being recorded in 2005.

Also, in accordance with EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", the Warrants issued in connection with the Convertible Debenture were accounting for under APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". Under APB 14, the proceeds received from the investor are to be allocated to the Debenture and the Warrant in proportion to their respective fair values. The fair value of the warrants was estimated using the Black-Scholes option pricing model. The warrants with a fair value of $150,000 are presented as a component of additional paid-in capital in shareholder's equity. This discount is being amortized over the life of the convertible debenture, which resulted in amortization of $4,773 to interest expense being recognized in 2005.

6. STOCKHOLDERS' EQUITY

At December 31, 2003, the Company had one class of $0.10 par value common stock outstanding with 12,000,000 shares available for issue. At a special meeting of shareholders originally convened December 19, 2003, then adjourned to January 23, 2004, (due to the absence of a voting majority necessary to ratify certain proposals), the shareholders voted to increase the Company's authorized shares of common stock to 200,000,000 and to create a class of preferred stock with 10,000,000 shares authorized for issue.

Common Stock Issued to Officer

On March 4, 2004, the Company issued the former CFO, Becky Corigliano, 67,103 shares of the Company's restricted common stock from its treasury following her appointment as Chief Financial Officer. In connection with the issue, the Company recognized $6,710 of compensation expense in its 2004 financial statements based on management's estimate of the value of the stock issued.

Common Stock Issued to Directors

On December 31, 2004, the Company issued each of its six independent directors 50,000 shares for a total of 300,000 shares, of the Company's restricted common stock under the 2003 Share Incentive Plan. As a result the Company recognized $59,200 share based expense for director's fees estimated by the fair value of the shares issued.

On May 13, 2005 the Company, by resolution of its Board of Directors, issued 112,903 restricted common shares to Mr. James Duff for his services as Chairman of the Board of Directors and in connection with working with the Company's management in attempts to obtain financing for the Company. As a result the Company recognized $25,969 of share based expense estimated by the fair value of the shares issued. There were no issues of common stock in 2005 to Directors in relation to their service as directors.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

6.   STOCKHOLDERS' EQUITY, CONTINUED:

Common Stock Issued to Consultants

On October 25, 2004, the Company issued 60,000 shares of the Company's restricted common stock to Sussex Avenue Partners, LLC for consulting services relating to management advisement, strategic planning and marketing in connection with its business, together with advisory and consulting related to shareholder management and public relations. The Company issued an additional 30,000 shares of restricted common stock to Sussex Avenue Partners, LLC on December 13, 2004 for similar services. An expense of $29,400 was recorded in connection with the issuance based on the estimated value of the aggregate shares issued.

On January 6, 2005, the Company issued 20,000 restricted common shares to Mr. Terry Swanger in partial fulfillment of payment for consulting services by Swanger Eriksen and Associates as provided for in a Letter Agreement dated October 14, 2004. The consulting services were related to the formulation and implementation of a marketing plan to introduce the Company to U.S. markets. The Letter Agreement was terminated on February 28, 2005. An expense of $5,600 was recorded in connection with the issuance based on the estimated value of the shares issued.

On February 13, 2005, the Company issued 30,000 shares of the Company's restricted common stock to Sussex Avenue Partners, LLC for consulting services similar to those performed during 2004. An expense of $8,400 was recognized in connection with the issuance based on the estimate value of the shares issued.

Common Stock Issued to Placement Agent

On March 1, 2005 the Company entered into a Placement Agent Agreement with a broker-dealer to act as a placement agent for the Company. On July 1, 2005, the Company issued 31,400 shares of its common stock to Strata Partners, LLC as reimbursement for expenses incurred under the terms of the agreement that terminated July 1, 2005. An expense of $5,337 was recorded in connection with the issuance based on the estimated value of the shares issued.

Private Placements

On August 12, 2005 the Company's Board of Directors authorized a direct private placement offering of 1,200,000 units at $0.25 per Unit. Each unit consists of one common share of the Company, and a three-year full share purchase warrant exercisable at $0.30, $0.35 and $0.40 in the respective successive years. During the quarter ended September 30, 2005, the Company sold a total of 500,000 units for proceeds of $125,000. The remaining 700,000 units were sold during the fourth quarter of 2005, for proceeds of $175,000. No fees or commissions were paid, and total net proceeds to the Company were $300,000.

See Note 9: Subsequent Events for details of additional private placements made subsequent to the end of 2005.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

6. STOCKHOLDERS' EQUITY, CONTINUED:

Stock Warrants

For the years ended December 31, 2005 and 2004, the Company had the following types of stock purchase warrants outstanding:

2004 Private Placement Warrants

During 2004, and in connection with the Company's private placement of its common stock, warrants were issued and were exercisable at $0.45 per common share and expired on September 19, 2005. As of December 31, 2004, 173,611 warrants had been exercised, yielding net cash proceeds of $70,313, leaving 1,036,389 of these warrants issued and outstanding. On May 18, 2005, the Company's Board of Directors authorized a temporary reduction of the exercise price of these warrants to $0.25 through June 24, 2005 after which time the remaining unexercised warrants reverted back to their original $0.45 exercise price. As a result of the price reduction, 75,000 warrants were exercised during the second quarter ended June 30, 2005, yielding net cash proceeds of $16,875. The remaining warrants expired on September 19, 2005.

2005 Private Placement Warrants

In 2005, warrants were issued in connection with the Company's private placement of its common stock on August 12, 2005, and are exercisable at $0.30, $0.35 and $0.40 per common share in the respective three successive years and expire in the third and fourth quarters of 2008, three years from their purchase date. These warrants contain no mandatory conversion provision. At December 31, 2005 there were 1,200,000 of these warrants were issued and outstanding.

Class A Warrants

The Class A Warrants were issued in connection with the Company's private placement of its common stock on November 21, 2005, and are exercisable at $0.30 per common share and expire on November 21, 2008. The Class A Warrants contain a mandatory conversion provision which grants the Company, at the Company's option, the ability to force conversion of the warrants in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of the Company's common shares is sustained at or above $0.75 per share for five consecutive trading days. At December 31, 2005 there were two Class A Warrants issued and outstanding with exercise privileges for a total of 3,000,000 common shares.

See Note 9: Subsequent Events for details of the Class B Warrants issued subsequent to the end of the year in connection with the Company's private placement of its common stock on January 31, 2006.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

6. STOCKHOLDERS' EQUITY, CONTINUED:

Stock Warrants, Continued

The following is a summary of warrants for 2005 and 2004:

	Shares	Exercise Price	Expiration Date
2004 Private Placement Warrants			
December 31, 2003	-	-	
Warrants granted	1,210,000	0.45	September 19, 2005
Warrants exercised	(173,611)	0.45	
Warrants expired			
Outstanding and exercisable at December 31, 2004	1,036,389	0.45	
Warrants granted	0	0.45	
Warrants exercised	(75,000)	0.25	June 24, 2005
Warrants expired	(961,389)		September 19, 2005
Outstanding and exercisable at December 31, 2005	0		Expired
2005 Private Placement Warrants			
December 31, 2003	-	-	
No 2004 Activity	0	0	
Outstanding and exercisable at December 31, 2004	0	0	
Warrants granted	1,200,000	0.30, 0.35, 0.40	Qtrs 3 and 4 of 2008
Warrants exercised	0	0	
Warrants expired	0	0	
Outstanding and exercisable at December 31, 2005	**1,200,000**	**0.30, 0.35, 0.40**	
Class A Warrants:			
December 31, 2003	–	–	
No 2004 Activity	0	0	
Outstanding and exercisable at December 31, 2004	0	0	
Warrants granted	3,000,000	0.30	November 21, 2008
Warrants exercised	0	0	
Warrants expired	0	0	
Outstanding and exercisable at December 31, 2005	**3,000,000**	**0.30**	
Weighted average exercise of warrants outstanding at December 31, 2005	**4,200,000**	**0.30**	

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

6. STOCKHOLDERS' EQUITY, CONTINUED:

2003 Share Incentive Plan:

In 2004, the shareholders voted to adopt the Little Squaw Gold Mining Company 2003 Share Incentive Plan ("the Plan"). The Plan permits the grant of nonqualified stock options, incentive stock options and shares of common stock to participants of the Plan. The purpose of the Plan is to promote the success of the Company and enhance the value by linking the personal interests of the participants to those of the Company's shareholders, by providing participants with an incentive for outstanding performance. Pursuant to the terms of the Plan, 1,200,000 shares of the Company's authorized but unissued common stock were reserved for issue. Options granted to participants under the Plan must be exercised no later than the tenth anniversary of the grant. Eligible participants in the Plan include the Company's employees, directors and consultants.

In November 2005 the Company's Board of Directors ratified changes to the Plan that brought it into compliance with new IRS laws (principally Code 409A) that require companies to recognize the fair market value of stock options and other share based payments awarded to employees and associates as compensation expense. The new law becomes effective for the Company on January 1, 2006. Any new shares issued under the Plan will be based on their then current market price or higher. The Plan is now referred to as the Restated 2003 Share Incentive Plan.

During 2004, 300,000 shares of restricted common stock and 320,000 options to purchase common stock were issued under the original Plan. No shares have been issued under the restated Plan. The following table summarizes stock option activity under this plan:

	Outstanding Options	
	Number of Shares	**Weighted Average Price Per Share**
Balance at January 1, 2004	0	$ 0.00
Options granted	320,000	$ 0.23
Options exercised	0	$ 0.00
Balance at December 31, 2004	320,000	$ 0.23
Options granted	0	$ 0.00
Options exercised	0	$ 0.00
Balance at December 31, 2005	**320,000**	**$ 0.23**

The stock options are exercisable immediately upon grant and for a period of 10 years. In the event of cessation of the holder's relationship with the Company, the holder's exercise period terminates 6 months following such cessation. Accordingly, subsequent to December 31, 2005, 55,000 options held by a former director were forfeited on March 13, 2006.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

6. STOCKHOLDERS' EQUITY, CONTINUED:

The Company accounts for the Plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. No stock-based employee compensation cost is reflected in net income, except to the extent that the market value of the underlying common stock on the date of grant exceeded the exercise price of stock options. Pro forma net loss presented below was determined as if the Company had accounted for their employee stock options under the fair value method of Statement 123.

	Year Ended December 31,	
	2005	**2004**
Net loss as reported	$ (386,249)	$ (553,178)
Add: Stock-based employee compensation expense included in reported net loss	-	59,200
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	-	(117,600)
Pro forma net loss	**$ (386,249)**	**$ (611,578)**
Loss per share:		
Basic – as reported	$ (0.02)	$ (0.04)
Basic – pro forma	$ (0.02)	$ (0.04)

There were no grants of stock options for the year ended December 31, 2005.

The fair value of stock options was estimated at the date of grant using the Black Scholes option pricing model, which requires the use of highly subjective assumptions, including the expected volatility of the stock price, which may be difficult to estimate for small business issuers traded on micro-cap stock exchanges. The fair value of each option grant was estimated on the grant date using the following weighted average assumptions:

	December 31, 2004
Risk-free interest rate	3.50%
Expected stock price volatility	80.00%
Expected dividend yield	---

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

7. REMEDIATION LIABILITY

In 1990, the Alaska Department of Environmental Conservation ("Alaska DEC") notified the Company that soil samples taken from a gravel pad adjacent to the Company's Tobin Creek mill site contained elevated levels of mercury. In response to the notification, the Company engaged a professional mining engineer to evaluate the cost and procedure of remediating the affects of the possible contamination at the site. In 1994, the engineer evaluated the contamination and determined it to consist of approximately 160 cubic yards of earthen material and estimated a cost of approximately $25,000 to remediate the site. In 2000, the site was listed in the Alaska DEC's contaminated sites database as a "medium" priority contaminated site. During 2003, the Company's management reviewed its estimate of the cost that would be ultimately required to fulfill its remediation obligations at the site and determined that its accrual for remediation should be adjusted, based upon estimated general and administrative costs that would be included in the remediation effort and the affect of inflation on the 1994 cost estimate and increased the accrual to $36,000. During 2004, management updated its estimate of undiscounted cash costs to remediate the site, and increased the accrual for remediation costs to $50,000 at December 31, 2004. At December 31, 2005 the Company reaffirmed the validity of the $50,000 estimate and did not change the accrual. The Company's remediation cost accrual is classified as a non-current liability, as management believes its remediation activities will not occur during the upcoming year.

The Company's management believes that the Company is currently in substantial compliance with environmental regulatory requirements and that its accrued environmental remediation costs are representative of management's estimate of costs required to fulfill its obligations. Such costs are accrued at the time the expenditure becomes probable and the costs can reasonably be estimated. The Company recognizes, however, that in some cases future environmental expenditures cannot be reliably determined due to the uncertainty of specific remediation methods, conflicts between regulating agencies relating to remediation methods and environmental law interpretations, and changes in environmental laws and regulations. Any changes to the Company's remediation plans as a result of these factors could have an adverse affect on the Company's operations. The range of possible losses in excess of the amounts accrued cannot be reasonably estimated at this time.

8. INCOME TAXES

At December 31, 2005 and 2004, the Company had deferred tax assets which were fully reserved by valuation allowances. The deferred tax assets were calculated based on an expected future tax rate of 15%. Following are the components of such assets and allowances at December 31, 2005 and 2004:

	2005	2004
Deferred tax assets arising from:		
Unrecovered promotional and exploratory costs	$ 56,000	$ 56,000
Net operating loss carryforwards	186,000	121,000
	242,000	177,000
Less valuation allowance	(242,000)	(177,000)
Net deferred tax assets	**$ 0**	**$ 0**

At December 31, 2005 and 2004, the Company had federal tax-basis net operating loss carryforwards totaling $1,237,445 and approximately $803,000, respectively, which will expire in various amounts from 2006 through 2025.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

8. INCOME TAXES, CONTINUED:

The Tax Reform Act of 1986 substantially changed the rules relative to the use of net operating loss and general business credit carryforwards in the event of an "ownership change" of a corporation. Due to the change in ownership during June 2003, the Company is restricted in the future use of net operating loss and tax credit carryforwards generated before the ownership change. As of December 31, 2005, this limitation is applicable to accumulated net operating losses of approximately $150,727, which were incurred prior to the change of ownership and would substantially limit the use of the Company's respective, existing losses.

The above estimates are based upon management's decisions concerning certain elections which could change the relationship between net income and taxable income. Management decisions are made annually and could cause the estimates to vary significantly.

Net operating losses expire as follows:

December 31,	
2006	$ 38,377
2007	20,554
2008	19,205
2009	8,318
2010	19,411
Thereafter	1,131,580
Total	**$ 1,237,445**

9. SUBSEQUENT EVENTS

Private Placements

On November 7, 2005 the Board of Directors approved an equity financing of up to $2,000,000 of Company securities at a price equal to or greater than the terms of the November 21, 2005 Convertible Debenture. On January 31, 2006, the Company closed the first tranche of 3,895,000 Units, at a price of $0.25 per Unit for gross proceeds of $973,750. Each Unit consisted of one share of common stock and one half of one (1/2) Class B Warrant. Each whole Class B Warrant is exercisable to acquire one additional share of common stock at an exercise price of $0.35 per share during the one-year period commencing on the Closing Date, $0.50 per share during the second year following the Closing Date, and $0.65 per share during the third year following the Closing Date. Additionally, each Class B Warrant contains a mandatory conversion provision which grant the Company, at the Company's option, the ability to force conversion of each whole Warrant if the market price of the Company's common shares is sustained at or above $0.875 per share for five consecutive trading days. In connection with this portion of the placement, the Company paid an Agent's commission of 10% of the gross proceeds and issued the agent 389,500 Class B Warrants.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

9. SUBSEQUENT EVENTS, CONTINUED:

On February 24, 2006, the Company closed the second tranche of an additional 5,600,000 Units, at a price of $0.25 per Unit for gross proceeds of $1,400,000. This second closing brings the total gross proceeds received to $2,373,750 and the total Units sold to 9,495,000, including an oversubscription of 1,495,000 Units which had been approved by the Board of Directors on February 13, 2006. Each Unit consisted of one share of the registrant's common stock and one half of one (1/2) Class B Warrant. The Units of this second closing are identical to those of the first closing on January 31, 2006. In connection with this portion of the placement, the Company paid an Agent's commission of 10% of the gross proceeds and issued the agent 560,000 Class B Warrants, bringing the total number of Class B Warrants issued to the Agent to 949,500.

Board and Management Team Enhancements

On January 10, 2006, the Company entered into a management consulting contract with Mr. James Barker designating him as the Project Manager for the 2006 Chandalar exploration program.

On February 13, 2006, the Board of Directors of the Company elected Mr. William Schara as a director to fill a director vacancy created by the September 13, 2005 resignation of Mr. Jackie Stephens.

On March 1, 2006, the Board of Directors appointed Ted R. Sharp as Chief Financial Officer, Secretary, and Treasurer of the Company. The Company entered into a management consulting contract with Mr. Sharp, engaging him on a part-time basis. In connection with Mr. Sharp's appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

Also on March 1, 2006, the Board of Directors approved the appointment of Mr. Bob Pate as Vice President. The Company entered into a management consulting contract with Mr. Pate, engaging him on a part-time basis. In connection with Mr. Pate's appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

On March 6, 2006, the Company contracted with Ms. Susan Schenk as Manager of Investor Relations to assist in improving awareness of Little Squaw in equity markets. The Company entered into a management consulting contract with Ms. Schenk, engaging her on a part-time basis. In connection with Ms. Schenk's appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

Purchase of Equipment

With the completion of the private placements in 2005 and in 2006, the Company is aggressively implementing its drilling plans for the Chandalar property. In the first quarter of 2006, the Company has paid $349,215 in cash for capital equipment to support the 2006 summer exploration season.

UNAUDITED INTERIM FINANCIAL STATEMENTS

QUARTER ENDED MARCH 31, 2006

TABLE OF CONTENTS

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Balance Sheets
March 31, 2006 and December 31, 2005

	(unaudited) March 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,454,368	$ 891,380
Interest receivable	4,979	2,386
Prepaid expenses	74,165	10,728
Total current assets	2,533,512	904,494
Plant, equipment, and mining claims:		
Equipment, net of depreciation	351,683	3,595
Mining and mineral properties	332,854	321,041
Total plant, equipment and mining claims	684,537	324,636
Other assets:		
Deferred financing costs	115,556	126,389
Other assets	12,186	6,111
Total other assets	127,742	132,500
Total assets	$ 3,345,791	$ 1,361,630
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 114,822	$ 9,809
Accrued interest payable	21,203	6,575
Capital lease payable	22,900	-
Total current liabilities	158,925	16,384
Long-term liabilities:		
Accrued remediation costs	50,000	50,000
Convertible debenture, net of discounts	738,184	709,546
Total long-term liabilities	788,184	759,546
Total liabilities	947,109	775,930
Stockholders' equity:		
Preferred stock; no par value, 10,000,000 shares authorized; no shares issued or outstanding		
Common stock; $0.10 par value, 200,000,000 shares authorized; 26,453,420 and 16,833,420 issued and outstanding, respectively	2,645,342	1,683,342
Additional paid-in capital	2,573,064	1,297,708
Deficit accumulated during the exploration stage	(2,819,724)	(2,395,350)
Total stockholders' equity	2,398,682	585,700
Total liabilities and stockholders' equity	$ 3,345,791	$ 1,361,630

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Operations
(unaudited)

	Three Months Ended March 31,		From Inception (March 26, 1959) Through March 31,
	2006	2005	2006
Revenue:			
Royalties, net	$ -	$ -	$ 398,752
Lease and rental	-	-	99,330
Gold sales and other	-	-	31,441
	-	-	529,523
Expenses:			
Management fees and salaries	40,625	16,400	1,059,582
Directors' fees	9,100	3,100	105,575
Directors' fees – non cash	44,250	-	187,450
Professional services	65,167	56,020	881,423
Other general and administrative expense	74,140	6,279	352,937
Exploration expense	135,685	6,599	201,162
Mineral property maintenance	5,454	1,633	26,009
Office supplies and other expense	5,061	1,735	249,279
Depreciation	5,171	211	11,265
Reclamation and miscellaneous	-	-	115,102
Loss on partnership venture	-	-	53,402
Equipment repairs	-	-	25,170
Other costs of operations	-	-	8,030
	384,653	91,977	3,276,386
Other (income) expense:			
Interest income	(14,474)	(71)	(44,921)
Interest expense and finance costs	54,195	30	117,782
Total other (income) expense	39,721	(41)	72,861
Net loss	$ 424,374	$ 91,936	$ 2,819,724
Net loss per common share	$ 0.02	$ 0.01	$ 0.42
Weighted average common shares outstanding-basic	21,593,753	13,759,503	6,720,555

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Cash Flows (unaudited)

	Three Months Ended March 31,		From Inception (March 26, 1959) Through March 31,
	2006	2005	2006
Cash flows from operating activities:			
Net loss	$ (424,374)	$ (91,936)	$ (2,819,724)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	5,171	211	11,758
Common stock, warrants, and options issued for salaries and fees	70,750	14,000	502,650
Compensation expense under SFAS 123R for stock option grants	51,115	-	51,115
Amortization of discount on convertible debenture for value of warrant	14,319	-	19,092
Amortization of discount on convertible debenture for beneficial conversion feature	14,319	-	19,092
Amortization of deferred financing costs	10,833	-	14,444
Change in:			
Interest receivable	(2,593)	-	(4,979)
Prepaid expenses	(63,437)	(231)	(74,165)
Other assets	(6,075)	-	(12,186)
Accounts payable, other	105,013	4,922	114,821
Accounts payable, related party	-	14,334	20,000
Accrued interest payable	14,628	-	21,203
Accrued compensation, related party	-	-	255,450
Accrued payroll taxes	-	-	19,323
Convertible success award, Walters LITS	-	-	88,750
Accrued remediation costs	-	-	50,000
Net cash used - operating activities	(210,331)	(58,700)	(1,723,356)
Cash flows from investing activities:			
Receipts attributable to unrecovered promotional and exploratory costs	-	-	626,942
Proceeds from the sale of equipment	-	-	60,000
Additions to property, plant, equipment, and unrecovered promotional and exploratory costs	(330,205)	-	(379,506)
Additions to mining and mineral properties - direct costs for claim staking and acquisition	(11,813)	-	(332,854)
Net cash used - investing activities	(342,018)	-	(25,418)
Cash flows from financing activities:			
Proceeds from related party debt	-	100,000	100,000
Payments on related party debt	-	-	(100,000)
Proceeds from issuing convertible debenture, net of deferred financing costs paid from proceeds	-	-	700,000
Proceeds from issuance of warrants in connection with issuance of convertible debenture	-	-	150,000

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Cash Flows (unaudited)

	Three Months Ended March 31,		From Inception (March 26, 1959) Through March 31,
	2006	2005	2006
Proceeds allocated to beneficial conversion feature of convertible debenture	$ -	$ -	$ 150,000
Payment of financing costs from cash proceeds of convertible debenture	-	-	(100,000)
Issuance of common stock, net of offering costs	2,115,491	-	3,311,470
Payments on capital lease payable	(154)	-	(154)
Acquisitions of treasury stock	-	-	(8,174)
Net cash provided - financing activities	2,115,337	100,000	4,203,142
Net increase in cash and cash equivalents	1,562,988	41,300	2,454,368
Cash and cash equivalents, beginning of period	891,380	32,855	0
Cash and cash equivalents, end of period	**$ 2,454,368**	**$ 74,155**	**$ 2,454,368**

Supplemental disclosures of cash flow information:			
Non-cash investing and financing activities:			
Mining claims purchased - common stock	$ -	$ -	$ 35,000
Additions to property, plant and equipment acquired through capital lease	$ 23,053	$ -	$ 23,053
Related party liabilities compensation converted to common stock	$ -	$ -	$ 301,086
Issuance of warrants for deferred financing costs of convertible debenture	$ -	$ -	$ 30,000

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
Notes to Financial Statements (Unaudited)

1.   BASIS OF PRESENTATION:

The unaudited financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information, as well as the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included. Operating results for the three-month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006.

For further information refer to the financial statements and footnotes thereto in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005.

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements issued after December 15, 1997, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. The dilutive effect of convertible and exercisable securities would be:

For periods ended	March 31, 2006	December 31, 2005	March 31, 2005
Stock Options	465,000	320,000	320,000
Warrants	9,897,000	4,200,000	-
Convertible debenture	5,000,000	5,000,000	-
Total possible dilution	**15,362,000**	**9,520,000**	**320,000**

For the periods ended March 31, 2006 and 2005, the effect of the Company's outstanding options and common stock equivalents would have been anti-dilutive. Accordingly, only basic EPS is presented.

2.   RECLASSIFICATIONS:

The Statement of Operations presented herein contains reclassifications of expenses for the periods ended March 31, 2005 and Inception to Date (March 26, 1959) through March 31, 2006 to conform to revisions in the Company's financial reporting. The nature of these reclassifications was to segregate Exploration Expenses and report them as a separate item on the Statement of Operations. These reclassifications had no effect on the reported Net Loss or Loss per Share for the periods.

Little Squaw Gold Mining Company
Notes to Financial Statements (Unaudited)

3.   2003 SHARE INCENTIVE PLAN:

Stock-Based Compensation:

As of January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which requires the measurement of the cost of employee services received in exchange for an award of an equity instrument on the grant-date fair value of the award. The Company has chosen to use the modified prospective transition method under SFAS 123(R). The Company's Financial Statements for the three months ended March 31, 2006, reflect the impact of this adoption.

In accordance with the modified prospective transition method, the Company's unaudited consolidated financial statements for prior periods have not been restated to reflect the impact of SFAS 123(R). Stock-based non-cash compensation expense recognized under SFAS 123(R) for the three months ended March 31, 2006, was $51,115, which is the total weighted average grant-date fair value of the options granted and vested during the quarter, and was recorded to Professional services and Other general and administrative expenses in the Unaudited Statement of Operations. The effect of the adoption of SFAS 123(R) on basic loss per share was nil.   During the remainder of 2006, the Company expects to recognize $7,600 in additional compensation as required by SFAS 123(R) for options granted during the quarter ended March 31, 2006, but vesting during the following quarter.

During the quarter ended March 31, 2005 the Company recognized no stock based compensation nor reported the pro forma effect of any stock based compensation expense as no stock based awards were made.

Stock Options:

Under the Company's Restated 2003 Share Incentive Plan (the "Plan"), options to purchase shares of common stock may be granted to key employees, contract management and directors of the Company. The Plan permits the granting of nonqualified stock options, incentive stock options and shares of common stock. Upon exercise of options, shares of common stock are issued from the Company's treasury stock or, if insufficient treasury shares are available, from authorized but unissued shares. Options are granted at a price equal to the closing price of the common stock on the date of grant. The stock options are generally exercisable immediately upon grant and for a period of 10 years. In the event of cessation of the holder's relationship with the Company, the holder's exercise period terminates 6 months following such cessation. A total of 1,200,000 shares are authorized under the Plan, of which 300,000 restricted common shares have been issued and are included in the outstanding shares of the Company.

Prior to January 1, 2006, the Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for stock-based employee compensation arrangements whereby compensation cost related to stock options was generally not recognized in determining net income and the pro forma impact of compensation cost related to stock options was disclosed. No stock options were issued in first quarter of 2005, therefore no compensation cost related to stock options was disclosed for that period.

Little Squaw Gold Mining Company
Notes to Financial Statements (Unaudited)

3. 2003 SHARE INCENTIVE PLAN, CONTINUED:

For the period ended March 31, 2006, the fair value of stock options was estimated at the date of grant using the Black-Scholes option pricing model, which requires the use of highly subjective assumptions, including the expected volatility of the stock price, which may be difficult to estimate for small business issuers traded on micro-cap stock exchanges. The fair value of each option grant was estimated on the grant date using the following weighted average assumptions:

Risk-free interest rate	4.58% - 4.79%
Expected dividend yield	--
Expected term	10 years
Expected volatility	109% - 128%

The risk-free interest rate is based on the U.S. Treasury yield curve at the time of the grant. The expected term of stock options granted is the 10-year life of the grant. The expected volatility is based on historical volatility.

A summary of stock option transactions for the three months ended March 31, 2006 is as follows:

	Shares	Weighted-Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (Years)
Options outstanding at the beginning of the period	320,000	$ 0.22	
Granted	200,000	$ 0.55	
Exercised	0	$ -	
Forfeited	(55,000)	$ 0.22	
Options outstanding at the end of the period	465,000	$ 0.36	8.9
Options exercisable at the end of the period	415,000	$ 0.36	8.7
Options available for future grants	435,000		

The weighted average grant-date fair value of stock options granted during the three months ended March 31, 2006 was $0.90 per share. There were no exercises of stock options during the three months ended March 31, 2006. The aggregate intrinsic value of vested options at March 31, 2006 was $154,600 at a price of $0.73 per exercisable share.

As of March 31, 2006 there was $32,500 of total unrecognized compensation cost related to nonvested stock options which is expected to be recognized in the second quarter of 2006.

Little Squaw Gold Mining Company
Notes to Financial Statements (Unaudited)

4. STOCKHOLDERS' EQUITY:

Common Stock and Stock Warrants

On November 7, 2005 the Board of Directors approved an equity financing of up to $2,000,000 of Company securities at a price equal to or greater than the terms of the November 21, 2005 Convertible Debenture. On January 31, 2006, the Company closed the first tranche of 3,895,000 Units, at a price of $0.25 per Unit for gross proceeds of $973,750 and net proceeds of $876,375. Each Unit consisted of one share of common stock and one half of one (1/2) Class B Warrant. Each whole Class B Warrant is exercisable to acquire one additional share of common stock at an exercise price of $0.35 per share during the one-year period commencing on the Closing Date, $0.50 per share during the second year following the Closing Date, and $0.65 per share during the third year following the Closing Date. Additionally, each Class B Warrant contains a mandatory conversion provision which grant the Company, at the Company's option, the ability to force conversion of each whole Warrant if the market price of the Company's common shares is sustained at or above $0.875 per share for five consecutive trading days. In connection with this portion of the placement, the Company paid an Agent's commission of 10% of the gross proceeds and issued the agent 389,500 Class B Warrants.

On February 24, 2006, the Company closed the second tranche of an additional 5,600,000 Units, at a price of $0.25 per Unit for gross proceeds of $1,400,000 and net proceeds of $1,260,000. This second closing brought the total gross proceeds received to $2,373,750, net proceeds to $2,136,375 and the total Units sold to 9,495,000, including an oversubscription of 1,495,000 Units which was approved by the Board of Directors on February 13, 2006. Each Unit consisted of one share of the registrant's common stock and one half of one (1/2) Class B Warrant. The Units of this second closing are identical to those of the first closing on January 31, 2006. In connection with this portion of the placement, the Company paid an Agent's commission of 10% of the gross proceeds and issued the agent 560,000 Class B Warrants, bringing the total number of Class B Warrants issued to the Agent to 949,500.

Stock and Option Grants to Affiliates

On March 1, 2006, the Board of Directors approved the appointment of an individual as Vice President. In connection with that appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

On March 1, 2006, the Board of Directors appointed an individual as Chief Financial Officer, Secretary, and Treasurer of the Company. In connection with that appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

On March 6, 2006, the Company contracted with a Manager of Investor Relations. In connection with that appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

On March 29, 2006, the Board of Directors issued to a director 50,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan in connection with his appointment as a director on February 13, 2006.

GLOSSARY OF TERMS

ADIT:　An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit.

ALTERED ROCKS:　Bedrock wherein the minerals constituting it have been wholly or partially converted to other minerals, commonly chlorite or sericite, by the action or cooking of hot gasses and water (hydrothermal fluids) rising from deep within the earth.

ASSAY:　A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained within the sample.

AUREOLES:　A zone surrounding an igneous or quartz intrusion in which the character of the surrounding rock has been altered by heat and introduced hot liquids.

AURIFEROUS:　Said of a substance or mineral-bearing deposit that contains gold.

BRECCIA:　A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

DEVELOPMENT:　Work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible.

DISSEMINATED ORE:　Ore carrying small particles of valuable minerals spread more or less uniformly through the host rock.

DRIFT:　A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a cross-cut which crosses the rock formation.

EXPLORATION:　Work involved in searching for ore, usually by employing the science of geology and drilling or driving a drift.

EXPLORATION STAGE:　A U.S. Security and Exchange Commission descriptive category applicable to public mining companies engaged in the search for mineral deposits and ore Reserves and which are not either in the mineral development or the ore production stage.

FERRICRETE:　A soil zone more or less cemented by iron oxide.

FOOTWALL:　The rock on the underside of a vein or ore structure.

FRACTURE:　A break in the rock, the opening of which allows mineral bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

GEOPHYSICAL
SURVEY:　Indirect methods of investigating the subsurface geology using the applications of physics including electric, gravimetric, magnetic, electromagnetic, seismic, and radiometric principles.

GRADE:　The average assay of a ton of ore, reflecting metal content.

HANGING WALL:　The rock on the over side of a vein or ore structure.

HIGH GRADE:　A subjective term said of ore containing a relatively high mineral content, often in reference to possible ores that are of relatively high value compared to those of medium or low value from within the same mineral deposit or body of mineralization. High grade ores are those generally requiring selective mining methods. As used herein, the term is applied to ore that contains one ounce or more of gold per ton.

HYDROTHERMAL:　Said of magmatic (molten rock) emanations high in water content and the rocks, mineral deposits, alteration products and springs produced by them.

INLIER CLAIMS:　Mining claims of others that lie within, or are enclosed by, a block of many claims owned by another.

LODE:　A mineral deposit consisting of a zone of veins, disseminations or breccias in consolidated rock, as opposed to placer deposits.

LOW GRADE:	A subjective term said of rock containing a relatively low ore-mineral content, often in reference to possible ores that are of relatively low value compared to those of medium or high value from within the same mineral deposit, or body of mineralization. Low grade ores are those often amenable to bulk mining methods. As used herein, the term is applied to rock that contains one tenth ounce or less of gold per ton.
MESOTHERMAL:	Said of a mineral deposit formed at moderate to high temperatures and moderate to high pressures by deposition from hydrothermal fluids at considerable depth within the earth.
METAMORPHIC ROCKS:	Rocks which have undergone a change in texture and composition as the result of heat and pressure from having been buried deep in the earth.
MILL:	A processing plant that extracts and produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to affect recovery of the pure metal, recovery being the percentage of valuable metal in the ore that is recovered by metallurgical treatment.
RESERVES:	Identified resources of mineral-bearing rock from which the mineral can be extracted profitably with existing technology and under present economic conditions.
MINE:	An underground or surface excavation for the extraction of mineral deposits.
MINERAL:	A naturally occurring inorganic element or compound having an orderly internal structure and characteristic chemical composition, crystal form, and physical properties.
MINERAL RESERVE:	The economically mineable part of a measured or indicated mineral resource. Appropriate assessments, often called *feasibility studies*, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social, and governmental factors. These assessments demonstrate, at the time of reporting, that extraction is reasonably justified. Mineral reserves are sub-divided, in order of increasing confidence, into *probable* and *proven* categories. A *probable* reserve is the economically mineable part of an *indicated* (and in certain circumstances, *measured*) resource. A *proven* reserve is the economically mineable part of a *measured* resource.
MINERAL RESOURCE:	A deposit or concentration of natural, solid, inorganic or fossilized organic substance in such quantity and at such grade or quality that extraction of the material at a profit is potentially possible.
MINERALIZED MATERIAL or DEPOSIT:	A mineralized body, which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries, and other factors, conclude current economic feasibility to extract it.
MINERALIZATION:	The presence of economic minerals in a specific area or geological formation.
ORE:	Material that can be mined and processed at a positive cash flow under current economic circumstances.
PATENTED MINING CLAIM:	A mineral claim originally staked on land owned by in the United States Government, where all its associated mineral rights have been secured by the claimant from the U.S. Government in compliance with the laws and procedures relating to such claims, and title to the surface of the claim and the minerals beneath the surface have been transferred from the U.S. Government to the claimant. Annual mining claim assessment work is not required, and the claim is taxable real estate. Mining claims located on State of Alaska lands cannot be patented.

PLACER:	A place where gold or other heavy minerals are or can be obtained by washing sand or gravel. Placer deposits are formed by attrition by river or stream action of the lighter rocks leaving the relatively inert, tough, and heavy minerals in a concentrated layer, generally along the contact of the alluvial material with the underlying bedrock.
PROSPECT:	An area that is a potential site of mineral deposits, based on preliminary exploration. A prospect is distinct from am mine in that it is non-producing.
PROSPECTING:	The search for outcrops or other surface expressions of mineral deposits with the objective of making a valuable discovery.
RECLAMATION:	The restoration of a site to acceptable regulatory standards after mining or exploration activity is completed.
RECOVERY:	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.
RESERVES:	That part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "Ore" when dealing with metalliferous minerals.
RESOURCE:	The calculated amount of material in a mineral deposit, based on limited drill information.
SEC INDUSTRY GUIDE 7:	This is the United States' reporting standard for the mining industry for securities purposes. It is contained in a publication of the United States Security and Exchange Commission (SEC) known as Industry Guide 7, which summarizes requirements for disclosure by mining companies. It defines proven and probable Reserves using its own definitions, and prohibits the disclosure of quantitative estimates for all mineralization other than in those two Reserve categories. Similarly, it restricts disclosure of value of estimates to Reserves only, which the SEC policy generally requires to be on a historic cost accounting basis.
SHEAR or SHEARING:	The deformation of rocks by lateral movement along numerous parallel planes, known as faults, generally resulting from stress or pressure and producing such metamorphic structures as cleavage and schistosity.
STRIKE:	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.
TAILINGS:	Fine grained or ground up material rejected from a mill after more of the recoverable valuable minerals have been extracted. Can also mean the waste material resulting from placer mining.
UNPATENTED MINING CLAIM:	A mineral claim staked on federal, state or, in the case of severed mineral rights, private land to which a deed from the U.S. Government or other mineral title owner has not been received by the claimant. Unpatented claims give the claimant the exclusive right to explore for and to develop the underlying minerals and use the surface for such purpose. However, the claimant does not own title to either the minerals or the surface, and the claim is subject to annual assessment work requirements and the payment of annual rental fees which are established by the governing authority of the land on which the claim is located. The claim may or may not be subject to production royalties payable to that governing authority. Mining claims located on State of Alaska lands cannot be deeded to the claimant.
VEIN:	A zone or belt of mineralized rock having a more or less regular constitution in length, width and depth, and lying within boundaries which clearly separates it from neighboring rock.
VEINLET:	A tiny vein, stringer or filament of mineral (commonly quartz) traversing a rock mass of different material, and usually one of a number making a Lode.



LITTLE SQUAW GOLD MINING COMPANY

26,123,400 Shares of Common Stock

PROSPECTUS

_____, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution.

		Amount
Securities and Exchange Commission Registration Fee[1]	$	1,528
Legal Fees and Expenses		30,000
Accounting Fees and Expenses		10,000
Printing and Engraving Expenses		1,000
Miscellaneous Expenses		1,000
Total[2]	$	43,528

(1)   The Registrant previously paid registration fees of $282 in connection with the filing of the initial registration statement on Form SB-2 (No. 333-130819) filed with the Securities and Exchange Commission on December 30, 2005, and $1,187 in connection with the filing of the initial registration statement on Form SB-2 (No. 333-133216) filed with the Securities and Exchange Commission on April 11, 2006.

(2)   The Registrant previously filed Registration Statement No. 333-133216 to register shares of its common stock, as well as shares of its common stock underlying warrants and 6% convertible debentures held by certain selling shareholders and Registration Statement No. 333-130819 to register shares of its common stock, as well as shares of its common stock underlying warrants held by certain selling shareholders. The calculation of other expenses and issuance and distribution includes expenses previously incurred in connection with the filing of such Registration Statements. Pursuant to Rule 429 of the Securities Act of 1933, as amended, this Registration Statement also serves as a post-effective amendment to the Registration Statement on Form SB-2 (No. 333-130819) filed with the Securities and Exchange Commission on December 30, 2005.

Item 14. Indemnification of Directors and Officers

Pursuant to our bylaws, we are required to indemnify all of our officers and directors for such expenses and liabilities, in such manner, under such circumstances to such extent as permitted by the Alaska Corporations Code, as now enacted or hereafter amended. Unless otherwise approved by our board of directors, we shall not indemnify any of our employees who are not otherwise entitled to indemnification pursuant to our bylaws.

Alaska law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, that is, one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our Articles of Incorporation and Bylaws also contain provisions stating that no director shall be liable to our company or any of our shareholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under the Alaska Corporations Code (for unlawful payment of dividends, or unlawful stock purchases or redemptions) or (4) a transaction from which the director derived an improper personal benefit. The intention of the foregoing provisions is to eliminate the liability of our directors to our shareholders to the fullest extent permitted by the Alaska Corporations Code.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we have offered and sold the following securities in unregistered transactions pursuant to exemptions under the Securities Act of 1933, as amended.

On June 1, 2006, the Company remitted interest to RAB Special Situations (Master) Fund Limited in the amount $31,397.26 in the form of stock as allowed by terms of the 6% Convertible Debenture, resulting in 28,286 shares of common stock being issued to the holder. The stock price used as specified in the Debenture was the closing bid price five (5) business days prior to the due date of the interest payment, which was May 24, 2006. On that date Little Squaw's common stock closed at $1.11 per share.

On May 25, 2006, the Company issued 100,000 shares of common stock as a result of exercise of 100,000 warrants at $0.30 per common share, resulting in $30,000 proceeds received by the Company.

On May 22, 2006, the Company issued 200,000 shares of common stock to Wilbur G. Hallauer as a result of exercise of 200,000 warrants at $0.30 per common share, resulting in $60,000 proceeds received by the Company.

On March 29, 2006, the Board of Directors issued to William V. Schara 50,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan in connection with his appointment as a director on February 13, 2006.

On March 6, 2006, the Company contracted with Ms. Susan Schenk as Manager of Investor Relations. In connection with Ms. Schenk's appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

On March 1, 2006, the Board of Directors appointed Ted R. Sharp as Chief Financial Officer, Secretary, and Treasurer of the Company. In connection with Mr. Sharp's appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

On March 1, 2006, the Board of Directors approved the appointment of Mr. Bob Pate as Vice President. In connection with Mr. Pate's appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

On February 24, 2006 (the "Closing Date"), the registrant closed the second tranche of a private placement consisting of 5,600,000 Units, at a price of $0.25 per Unit, each Unit consisting of one share of the registrant's common stock, par value $0.10, and one half of one (1/2) share purchase warrant. Each whole warrant is exercisable to acquire one additional share of common stock at an exercise price of US$0.35 per share during the one-year period commencing on the Closing Date, US$0.50 per share during the second year following the Closing Date, and US$0.65 per share during the third year following the Closing Date.   The registrant received gross proceeds of $1,400,000 in connection with the private placement. The registrant granted registration rights to the investors. The offering of units was conducted by the Company in a private placement to non-U.S. persons outside the United States in off shore transactions pursuant to an exemption from registration available under Rule 903 of Regulation S of the United States Securities Act of 1933, as amended, and in the United States solely to accredited investors pursuant to an exemption from registration available under Rule 506 of Regulation D of the Securities Act. Strata Partners, LLC, a registered broker dealer, acted as placement agent in connection with the private placement and received a cash fee of 10% of the gross proceeds and agents warrants equal to 10% of the number of Units sold, exercisable on the same terms as the warrants issued to investors.

The Company closed a private placement on January 31, 2006 (the "Closing Date"), of 3,895,000 Units, at a price of $0.25 per Unit, each Unit consisting of one share of the registrant's common stock, par value $0.10, and one half of one (1/2) share purchase warrant. Each whole warrant is exercisable to acquire one additional share of common stock at an exercise price of US$0.35 per share during the one-year period commencing on the Closing Date, US$0.50 per share during the second year following the Closing Date, and US$0.65 per share during the third year following the Closing Date. The registrant received gross proceeds of $973,750 in connection with the private placement. The registrant granted registration rights to the investors. The offering of units was conducted by the Company in a private placement to non-U.S. persons outside the United States in off shore transactions pursuant to an exemption from registration available under Rule 903 of Regulation S of the United States Securities Act of 1933, as amended, and in the United States solely to accredited investors pursuant to an exemption from registration available under Rule 506 of Regulation D of the Securities Act. Strata Partners, LLC, a registered broker dealer, acted as placement agent in connection with the private placement and received a cash fee of 10% of the gross proceeds and agents warrants equal to 10% of the number of Units sold, exercisable on the same terms as the warrants issued to investors.

On November 21, 2005, the Company closed a private placement to raise one million dollars ($1,000,000). We issued 6% Convertible Debentures in the principal amount of One Million United States Dollars (US$1,000,000) and 2,500,000 Class A Warrants to one institutional investor, who was a non-U.S. person outside the United States. The securities were issued in an "off-shore transaction" in reliance upon an exception from registration available under Rule 905 of Regulation S of the Securities Act of 1933, as amended. The Debentures are convertible into shares of Common Stock, $0.10 par value, at US$0.20 per share, subject to certain adjustments, and each Warrant is exercisable to acquire one share of common stock at an exercise price of US$0.30 per share until November 21, 2008. The 6% convertible debentures and the Class A Warrants contain provisions that limit the selling shareholder's beneficial ownership in the class of common stock of Little Squaw to 9.99%. In connection with the placement, the Company issued a placement agent 500,000 Class A Warrants under the terms of a Placement Agent Agreement. The warrants were issued to the agent in reliance upon Section 4(2) of the Securities Act.

On October 17, 2005, the Company completed a private placement for 1,200,000 shares of common stock, with a warrant for the purchase of an additional share of common stock attached to each share. The warrants may be exercised at any time during a three year period commencing October 17, 2005 (the "Commencement Date"). The combination of the share of common stock and the warrant was referred to as a "Unit" in the Subscription Agreement. All purchasers were accredited investors. The purchase price for each Unit was $0.25; the Registrant received $300,000. The initial exercise price for each warrant is $0.30 per share, with the exercise price increasing to $0.35 and $0.40 on each of the respective subsequent anniversary dates. The Registrant did not pay any discounts or commissions to any third party. The Registrant believes that the issuance of these shares of common stock was exempt from registration in accordance with the provisions of Regulation D, Rule 506 as promulgated pursuant to the Securities Act of 1933. These shares also were issued in accordance with the provisions of the Model Accredited Investor Exemption from registration of the laws of the states of Alaska, Washington, Maryland and Connecticut.

On August 12, 2005 the Company's Board of Directors authorized a direct private placement offering of 1,200,000 Units at $0.25 per Unit. Each Unit consists of one common share of the Company, and a three-year full share purchase warrant exercisable at $0.30, $0.35 and $0.40 in the respective successive years. During the quarter ended September 30, 2005, the Company sold a total of 500,000 Units for proceeds of $125,000. The remaining 700,000 Units were sold to during the fourth quarter of 2005, for proceeds of $175,000. Five accredited investors (as such term is defined in Rule 501(a) of Regulation D) participated in the offering. No fees or commissions were paid, and net proceeds to the Company were $300,000. The Company issued the Units in private placement transactions solely to "accredited investors" (as defined in Rule 501(a) of Regulation D under the Securities Act). The Company issued the Units in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On July 1, 2005, the Company issued 31,400 shares of its common stock to Strata Partners, LLC as reimbursement for expenses incurred under the terms of a Placement Agent Agreement that terminated July 1, 2005. The warrants were issued to the agent in reliance upon Section 4(2) of the Securities Act.

On May 18, 2005, the Company's Board of Directors authorized a reduction of the exercise price of warrants, expiring on September 19, 2005, previously issued by the Company in a private placement from $0.45 per share to $0.25 through June 24, 2005. As a result of the price reduction 75,000 warrants were exercised during the second quarter ended June 30, 2005, yielding net cash proceeds of $16,875. The warrants were exercised by two accredited investors (as such term is defined in Rule 501(a) of Regulation D) in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On May 13, 2005 the Company, by resolution of its Board of Directors, issued 112,903 restricted common shares to Mr. James Duff, for his services as Chairman of the Board of Directors and in connection with working with the Company's management in attempts to finance the Company. Mr. Duff's value of services was determined by the other directors to be $35,000, and the shares were issued on the basis of their current market price of $0.31 per share.

On February 14, 2005, the Company issued 30,000 restricted common shares to Sussex Avenue Partners, LLC of Carlsbad, CA as partial and final payment for consulting services performed under a Consulting Agreement dated October 19, 2004.

On January 6, 2005, the Company issued 20,000 restricted common shares to Mr. Terry Swanger in partial fulfillment of payment for consulting services by Swanger Eriksen and Associates as provided for in a Letter Agreement dated October 14, 2004. The consulting services were related to the formulation and implementation of a marketing plan to introduce the Company to U.S. markets. The Letter Agreement was terminated on February 28, 2005.

On December 31, 2004, the Company issued 50,000 common shares and 50,000 options to purchase shares of common stock to its six non-executive, independent directors pursuant to its 2003 Share Incentive Plan (the "Plan"), as approved by its shareholders. The Plan permits the granting of nonqualified stock options, incentive stock options and shares of common stock to employees, directors and consultants. In each case the options are exercisable for a ten year period from the date of issuance at an exercise price of $0.22 per share. The options were valued using the average closing price of the last five trading days of 2004 at a 45% discount. The shares and options were issued to the following directors:

Director	Common Shares	Option Shares	Vesting
Charles G. Bigelow	50,000	50,000	Immediately
James K. Duff	50,000	50,000	Immediately
Kenneth S. Eickerman	50,000	50,000	Immediately
James A. Fish	50,000	50,000	Immediately
William Orchow	50,000	50,000	Immediately
Jackie E. Stephens	50,000	50,000	Immediately

Each of the directors is an accredited investor (as such term is defined in Rule 501(a) of Regulation D) and the shares were issued and options were granted in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On December 13, 2004 the Company issued 30,000 restricted common shares to Sussex Avenue Partners, LLC of Carlsbad, CA as partial payment for consulting services performed under a Consulting Agreement dated October 19, 2004.

On October 27, 2004 the Company issued 60,000 restricted common shares to Sussex Avenue Partners, LLC of Carlsbad, CA as partial payment for consulting services relating to management advisement, strategic planning and marketing in connection with the Company's business, together with advisory and consulting related to shareholder management and public relations under terms of a Consulting Agreement dated October 19, 2004. The Consulting Agreement required the Company to issue tranches of restricted common shares totaling 120,000 shares before its termination on February 5, 2005.

On March 4, 2004, the Company issued 5,000 nonqualified stock options to purchase shares of common stock to four of its non-executive, independent directors for services performed in 2003 pursuant to its 2003 Share Incentive Plan (the "Plan"), as approved by its shareholders. The Plan permits the granting of nonqualified stock options, incentive stock options and shares of common stock to employees, directors and consultants. In each case the share purchase options are exercisable for a ten year period from the date of issuance at an exercise price of $0.29 per share. The options were valued using the average closing price of the last five trading days of 2003 at a 45% discount. The options were issued to the following directors:

Director	Option Shares	Vesting
Charles G. Bigelow	5,000	Immediately
James K. Duff	5,000	Immediately
James A. Fish	5,000	Immediately
Jackie E. Stephens	5,000	Immediately

Each of the directors is an accredited investor (as such term is defined in Rule 501(a) of Regulation D) and the options were granted in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

Between March 12 and March 31, 2004 the Company issued 588,611 restricted common shares to five share holders and two directors, Mr. Charles Bigelow and Mr. James Fish, on their exercise of $0.20 per share purchase warrants. The Company realized $114,750 on these transactions; a 10% commission was payable on two transactions to Pennaluna & Company, Inc., Coeur d'Alene, Idaho. All seven individuals are accredited investors (as such term is defined in Rule 501(a) of Regulation D) and the securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On March 4, 2004 the Company's Board of Directors voted to advance Becky Corigliano from Acting CFO to CFO of the Company. Ms. Corigliano's employment agreement of November 1, 2003 with the Company included a provision that if she became the CFO of the Company by April 1, 2004, she would be awarded the remaining 67,103 treasury shares as part of her compensation. The Company issued 67,103 restricted shares to Ms Corigliano on March 27, 2004.

Between February 6 and February 26, 2004 the Company issued 175,000 restricted common shares to two shareholders and a director, Mr. James Duff, on their exercise of $0.20 per share purchase warrants. The Company realized $34,500 on these transactions; a 10% commission was payable on one transaction to Pennaluna & Company, Inc., Coeur d'Alene, Idaho. All three individuals are accredited investors (as such term is defined in Rule 501(a) of Regulation D) and the securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On February 20, 2004, the Company issued 824,370 restricted shares of common stock at an agreed value of $0.10 per share and warrants to purchase 412,186 shares at an exercise price of $0.20 to Walters LITS, LLC as nominee; the shares of common stock and warrants were issued in exchange for and in consideration of cancellation of a debt in the amount of $82,437. Walters LITS LLC as nominee had acquired this debt from Eskil and Ellamae Anderson and Hollis Barnett on June 24, 2003. The shares of common stock subsequently were re-issued to the beneficial owners by Walters LITS LLC. Richard R. Walters received 412,185 restricted shares of common stock. Mr. Walters also received a warrant to purchase 206,093 shares of common stock at an exercise price of $0.20 per share. On March 31, 2004, Mr. Walters relinquished his right to exercise that warrant and that warrant has been cancelled. Mr. Walters is an accredited investor (as such term is defined in Rule 501(a) of Regulation D) and the securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On February 20, 2004, 887,500 restricted shares of common stock were issued to Walters LITS LLC as nominee pursuant to the resolution adopted by the Board of Directors on June 30, 2003 authorizing the issuance of those shares, together with warrants to purchase 443,750 shares of common stock at $0.20 to Walters LITS LLC as nominee as consideration for its success in negotiating the debt and stock purchase agreement and royalty purchase option agreement with the Company's prior management. Walters LITS LLC as nominee then re-issued the shares of common stock and warrants to the beneficial owners. Richard R. Walters received a certificate for 221,875 restricted shares of common stock of the Company and a warrant to purchase 221,875 shares of common stock of the Company at $0.20 per share. On March 31, 2004, Mr. Walters relinquished his right to purchase all but 100,000 shares of that warrant; the right to purchase 121,875 shares, pursuant to that warrant, has been cancelled. Subsequently, a mandatory conversion provision of that warrant caused Mr. Walters' remaining right to purchase 100,000 shares to expire on May 9, 2004. Mr. Walters is an accredited investor (as such term is defined in Rule 501(a) of Regulation D) and the securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On February 4, 2004 the Company issued 500,000 restricted common shares on a warrant exercise to person considered to be a Company insider, and a Schedule 13G was filed pursuant to Rule 13d-1(c) with the SEC. The warrant exercise price was $0.20 per share; the Company realized $100,000 from the transaction.

On November 1, 2003 the Company issued to Becky Corigliano 50,000 restricted common shares as partial compensation for services to be rendered as Acting CFO in accordance with Ms. Corigliano's employment agreement of November 1, 2003. These 50,000 shares were drawn from the Company's 117,103 treasury shares (controlled shares) that had been re-purchased in the open market by former management.

On October 8, 2003 the Company issued 350,000 shares of common stock and warrants to purchase 175,000 shares of common stock for $0.20 per share to the beneficial owners of Walters LITS, LLC at $0.10 per share in exchange for the transfer and assignment to the Company of seven unpatented mining claims. Walters LITS, LLC had purchased these claims from Eskil Anderson, former president of the Company. Certificates evidencing the issuance of restricted shares of common stock were issued to Walters LITS, LLC as nominee on September 24, 2003. In this transaction, Richard R. Walters received 50,000 shares of common stock and a 25,000 share purchase warrant and James A. Fish, a director of the Company, received 50,000 shares of common stock and a 25,000 share purchase warrant. Mr. Walters transferred his share purchase warrant to a shareholder on January 26, 2006, and Mr. Fish exercised his warrant on March 15, 2004. Richard R. Walters, the beneficial owner of Walters LITS, LLC, and Mr. Fish are accredited investors (as such term is defined in Rule 501(a) of Regulation D) and the securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On September 16, 2003, 150,000 shares of the Company's common stock and warrants to purchase 75,000 shares of the Company's common stock were issued as reimbursements for $15,000 of legal fees incurred on the Company's behalf. The warrants authorized the holder to purchase one-half share for each share received. The warrant exercise price is $0.20 for one whole share and its expiry, subject to certain mandatory conversion provisions, is on the last business day of the thirty-sixth month following the date upon which the shareholders approve the increase in authorized capital. The shareholders approved the increase in authorized capital on January 23, 2004. The issuance of these securities included 75,000 common shares and 37,500 share purchase warrants to St. Louis Drumlummon Mines, Inc. and 75,000 shares and 37,500 share purchase warrants to Richard R. Walters as reimbursement for fees and expenses they incurred in the transactions. Subsequently on February 3, 2004, Mr. Walters transferred these warrants to purchase 37,500 common shares to another shareholder. Mr. Walters is an accredited investor (as such term is defined in Rule 501(a) of Regulation D) and the securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act. The securities were issued in private transactions not involving a public offering pursuant to Section 4(2) of the Securities Act.

In August 2003, the Company conducted an offering (the "Offering") of restricted shares of its common stock and common stock purchase warrants for sale, in a private placement, to 23 accredited investors. The Offering resulted in the sale of 1,100,000 units for $0.20 per unit, or $220,000. Each unit consisted of one share of the Company's common stock and one common stock purchase warrant to purchase one share of the Company's restricted common stock for $0.45 within 24 months of the unit purchase date. The warrants expire on various dates between September 20, 2005 and October 1, 2005, if not exercised prior thereto. Certificates for these shares of common stock and the attached warrants were issued on or about October 10, 2003. In addition to a cash commission of $0.02 per share (10% of the unit price) Pennaluna & Company, Inc., Coeur d'Alene, Idaho, the Selling Agent for the private placement, received warrants to purchase 110,000 shares of common stock at the same price and upon the same terms and conditions. The Offering was exempt from registration under the Securities Act pursuant to Section 4(2) and Rule 506 of Regulation D,

On June 30, 2003 at a special meeting of the Company's Board of Directors the directors agreed to convert related party liabilities purchased by Walters LITS from Eskil and Ellamae Anderson (this obligation had been acquired from the Andersons and Mr. Barnett by Walters LITS, LLC on June 24, 2003) for accumulated prior management services and from Hollis Barnett for past legal services, into 2,754,500 shares of the Company's common stock with additional warrants to purchase 1,377,250 of the Company's common stock at $0.20 per share. As a result during 2003, the Company issued 1,930,130 shares of common stock and warrants to purchase 965,065 shares of common stock for $0.20 per share to Walters LITS and extinguished $193,013 of related party debt plus related accrued payroll taxes of $19,323. Mr. Walters received 25,000 restricted common shares and a warrant to purchase 12,500 shares. Mr. Walters subsequently transferred these warrants to a shareholder on January 26, 2004. At December 31, 2003 the remaining unconverted related party debt was $82,437; this debt was subsequently cancelled by the issuance of 824,370 shares and attached warrants to Walters LITS, LLC as nominee on February 20, 2004. Additionally, at this special meeting of the directors, the directors resolved to issue Walters LITS 887,500 shares of the Company's restricted common stock and warrants to purchase 443,750 shares of common stock for $0.20 per share as consideration for its success in negotiating the Debt and Stock Purchase Agreement and the Royalty Purchase Option; these restricted shares and warrants were issued on February 20, 2004. Additionally, at this special meeting of the directors, the directors authorized issuance of 350,000 shares of common stock and warrants to purchase 175,000 shares of common stock for $0.20 per share to Walters LITS, LLC as nominee at an agreed value of $0.10 per share as of June 30, 2003 in exchange for the transfer and assignment to the Company of seven unpatented mining claims. Walters LITS, LLC had purchased these claims from Eskil Anderson. Certificates evidencing the issuance of restricted shares of common stock were issued to Walters LITS, LLC as nominee on September 24, 2003. On October 8, 2003, these shares of common stock were transferred by Walters LITS, LLC to the beneficial owners. In this transaction, Richard R. Walters received 50,000 shares of common stock and a 25,000 share purchase warrant and James A. Fish, a director of the Company, received 50,000 shares of common stock and a 25,000 share purchase warrant. Richard R. Walters, the beneficial owner of Walters LITS, LLC, and Mr. Fish are accredited investors (as such term is defined in Rule 501(a) of Regulation D) and the securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

Item 16. Exhibits

-(a)   Exhibits

Exhibit
Number   Description

3.1 (1)	Amendment to Articles of Incorporation of Little Squaw Gold Mining Company dated January 27, 2004
3.2(5)	Articles of Incorporation and Amendments through 1977
3.3(5)	Bylaws
5.1(5)	Opinion of Payne, Hamlin, Coffin & Brooke dated December 30, 2005 related to 10,431,400 shares of common stock
5.2(6)	Opinion of Guess & Rudd P.C. dated April 7, 2006 related to 15,192,000 shares of common stock
5.3	Opinion of Guess & Rudd P.C. dated July 6, 2006 related to 500,000 shares of common stock
10.1 (2)	Independent Contractor Agreement, dated as of June 30, 2003, between Little Squaw and Richard R. Walters
10.2 (1)	Independent Contractor Agreement, dated as of November 1, 2003, between Little Squaw and Becky Corigliano
10.3 (1)	2003 Share Incentive Plan, dated October 11, 2003, and effective January 27, 2004
10.4 (1)	2003 Share Incentive Plan Stock Option Agreement, Richard Walters
10.5 (3)	Placement Agent Agreement with Strata Partners, LLC, dated February 25, 2005
10.6 (3)	Convertible Promissory Note dated January 21, 2005, Orchow
10.7 (3)	Convertible Promissory Note dated January 21, 2005, Hallauer
10.8 (4)	Placement Agent Agreement with Strata Partners, LLC, dated February 25, 2005, as amended
10.9(5)	Private Placement Agreement with Strata Partners dated September 23, 2005, as amended.
10.10(5)	Securities Purchase Agreement by and between Little Squaw Gold Mining Company and RAB Special Situations (Master) Fund Limited dated November 21, 2005
10.11(5)	Form of 6% Convertible Debenture
10.12(5)	Form of Class A Warrant
10.13(5)	Form of Subscription Agreement related to private place of units (2005)
10.14(5)	Form of Warrant Certificate
10.15(5)	Restated 2003 Share Incentive Plan, dated November 7, 2005
10.16	Form of Subscription Agreement related to private place of units (2006)
10.17	Form of Class B Warrant
10.18	Independent Contractor Agreement, dated as of March 1, 2006, between Little Squaw and Ted Sharp
14(5)	Code of Ethics
23.1(6)	Consent of Melvin Klohn, a licensed professional geologist
23.2(6)	Consent of Pacific Rim Geological Consultants, Inc., of Fairbanks Alaska
23.3(6)	Consent of James C. Barker, a Certified Professional Geologist
23.4(6)	Consent of BlueMap Geomatics Ltd.-Located in Vancouver, British Columbia
23.5	Consent of DeCoria, Maichel & Teague P.S.
23.6(5)	Consent of Payne, Hamlin, Coffin & Brooke (included in Exhibit 5.1)
23.7(6)	Consent of Guess & Rudd P.C. (included in Exhibit 5.2)
23.8	Consent of Guess & Rudd P.C. (included in Exhibit 5.3)
24.1(5)	Power of Attorney (included following signature page)

(1) Incorporated by reference to Form 10KSB as filed March 29, 2004.
(2) Incorporated by reference to Form 10QSB as filed November 13, 2003.
(3) Incorporated by reference to Form 10KSB as filed March 29, 2005.
(4) Incorporated by reference to Form 10QSB as filed May 16, 2005
(5) Incorporated by reference to Form SB-2 as filed December 30, 2005.
(6) Incorporated by reference to Form SB-2 as filed April 11, 2006.

Item 17. Undertakings.

(a)   The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i)   Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectuses filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)   Include any additional or changed material information on the plan of distribution;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of this registration statement relating to the offering, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Spokane, state of Washington on July 6, 2006.

LITTLE SQUAW GOLD MINING COMPANY

/s/ Richard R. Walters
By: Richard R. Walters
     President (Principal Executive Officer)

LITTLE SQUAW GOLD MINING COMPANY

/s/ Ted R. Sharp
By: Ted R. Sharp
     Chief Financial Officer (Principal Financial and Accounting Officer)

        In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Date: July 6, 2006	*/s/ Charles G. Bigelow**
	Charles G. Bigelow, Director
Date: July 6, 2006	*/s/*
	James K. Duff, Director
Date: July 6, 2006	*/s/ Kenneth S. Eickerman**
	Kenneth S. Eickerman, Director
Date: July 6, 2006	*/s/ James A. Fish**
	James A. Fish, Director
Date: July 6, 2006	*/s/ Richard R. Walters*
	Richard R. Walters, Director
Date: July 6, 2006	*/s/ William Orchow**
	William Orchow, Director
Date: July 6, 2006	*/s/ William V. Schara**
	William V. Schara , Director

* Executed by Richard R. Walters under power of attorney.

Exhibit 5.1

GARY A. ZIPKIN
LOUIS R. VEERMAN
JAMES D. LINXWILER
JAMES D. DEWITT
JOSEPH J. PERKINS, JR.
GEORGE R. LYLE
MICHAEL S. MCLAUGHLIN
SUSAN M. WEST
JOAN E. ROHLF
MICHAEL K. NAVE
JONATHAN A. WOODMAN
AISHA TINKER BRAY
NELLEENE A. BOOTHBY
MATTHEW COOPER
CHRISTINA RANKIN
PAMELA D. WEISS
JOSEPH BRIAN GROSS
MOLLY C. BROWN

LAW OFFICES OF

Guess&Rudd
P.C.

510 L STREET, SUITE 700
ANCHORAGE, ALASKA 99501-1964
TELEPHONE (907) 793-2200
FACSIMILE (907) 793-2299

W. EUGENE GUESS 1932-1975
JOSEPH RUDD 1933-1978
FRANCIS E. SMITH, JR. 1941-1991

———

OFFICES IN
ANCHORAGE & FAIRBANKS

———

OF COUNSEL
MARGARET S. JONES
GREGORY G. SILVEY

July 6, 2006

Little Squaw Gold Mining Company
Att: Richard R. Walters
3412 S. Lincoln Drive
Spokane, Washington 99203

Re: Little Squaw Gold Mining Company
Our File No. 5951.4

Dear Ladies and Gentlemen:

We are acting as counsel to Little Squaw Gold Mining Company (the "Company") for Alaska legal matters in connection with the proposed issuance by the Company of up to 500,000 shares of its Common Stock, par value $0.10 per share (the "Shares"), as contemplated by Amendment No. 1 to the Registration Statement on Form SB-2/A to be filed by the Company with the Securities and Exchange Commission on or about July 7, 2006 under the Securities Act of 1933, as amended (the "Act"), said Amendment No. 1 to the Registration Statement being hereinafter called the "Amendment Statement".

We have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Amendment Statement, (ii) a Certificate of Good Standing issued by the Alaska Department of Commerce, Community and Economic Development, (iii) the Company's Amended Articles of Incorporation, (iv) the Company's currently effective Bylaws, and (v) minutes of the Corporation's Board of Directors and shareholders. We also have examined such other documents and satisfied ourselves as to such other matters as we have deemed necessary in order to render this opinion. As to various facts material to the opinions expressed below, we have relied upon certificates of public officials, representations and certifications from officers of the Company regarding the authenticity and completeness of Company documents provided to us by the Company, and representations contained in the documents referred to above.

Based upon the foregoing and subject to the qualifications hereinafter expressed, we are of the opinion that when:

(a)   with respect to Shares to be issued, the Company has received the sale price for the Shares; and

(b)   the Shares shall have been issued and delivered by the Company;

then, the Shares referred to above will have been legally issued, fully paid, and non-assessable.

The Company is an Alaska corporation. This opinion is limited to matters governed by the internal laws of the state of Alaska.

These opinions are given as of the date hereof, without any obligation to update these opinions or to advise the addressee hereof, or any other party, of any changes in circumstances or laws that may hereafter be brought to our attention or occur which may affect this opinion.

We hereby consent to the filing of this Opinion with the Amendment Statement, and to the references to our firm under the headings "Legal Matters" in the Prospectus which forms part of the Amendment Statement. Except as expressly permitted hereby, this Opinion may not be used, delivered, circulated, filed, quoted or otherwise referred to by anybody other than the addressee, nor may it be used for any purpose other than as specifically described herein.

Very truly yours,

Guess & Rudd P.C.

MSM:jmh: F:\DATA\5951\4\Corresp\03 Opinion Ltr (070506).doc

Exhibit 10.16

LITTLE SQUAW GOLD MINING COMPANY

(an Alaska corporation)

3412 S. Lincoln Dr.
Spokane, WA 99203-1650

SUBSCRIPTION AGREEMENT

Instructions

PLEASE COMPLETE AND SIGN <u>TWO</u> COPIES OF THE SUBSCRIPTION AGREEMENT

January 2006

Little Squaw Gold Mining Company

SUBSCRIPTION AGREEMENT FOR UNITS

The undersigned (the "**Subscriber**") hereby irrevocably subscribes for and agrees to purchase from Little Squaw Gold Mining Company (the "**Corporation**") that number of Units (the "**Units**") set out below at a price of US$0.25 per Unit. Each Unit consists of one Common Share (as hereinafter defined) and one half of one Warrant (as hereinafter defined). The Subscriber agrees to be bound by the terms and conditions set forth in the attached "Terms and Conditions of Subscription for Units" including without limitation the representations, warranties and covenants set forth in the applicable schedules attached thereto. The Subscriber further agrees, without limitation, that the Corporation may rely upon the Subscriber's representations, warranties and covenants contained in such documents.

If you are a "U.S. Purchaser", complete and sign the **U.S. Accredited Investor Certificate – <u>Exhibit A</u>**. A "U.S. Purchaser" is (a) any "U.S. person" as defined in Regulation S under United States federal securities laws, (b) any person purchasing securities on behalf of any "U.S. Person" or any person in the United States, (c) any person that receives or received an offer of the securities while in the United States, or (d) any person that is in the United States at the time the purchaser's buy order was made or this subscription agreement was executed or delivered.

SUBSCRIPTION AND SUBSCRIBER INFORMATION

Please print all information (other than signatures), as applicable, in the space provided below

_____
(Name of Subscriber)
 	
Account Reference (if applicable): _____
 	
By: _____
    Authorized Signature
 	
_____
(Official Capacity or Title – if the Subscriber is not an individual)
 	
_____
(Name of individual whose signature appears above if different than the name of the subscriber printed above.)
 	
_____
(Subscriber's Address, including Municipality and Province)
 	
_____
S.I.N. or Taxation Account of Subscriber
_____
(Telephone Number)   (Email Address)
	Number of Units: _____ **x US$0.25**
	
	=
	
	Aggregate Subscription Price: _____
	    (the "**Subscription Price**")
	
	If the Subscriber is signing as agent for a principal (beneficial purchaser) and is not purchasing as trustee or agent for accounts fully managed by it, complete the following:
	
	_____
	(Name of Principal)
	
	_____
	(Principal's Address)
	
	_____

Account Registration Information:

_____
(Name)

_____
(Account Reference, if applicable)

_____
(Address, including Postal Code)

Delivery Instructions as set forth below:

_____
(Name)

_____
(Account Reference, if applicable)

_____
(Address)

_____
(Contact Name)   (Telephone Number)

SUBSCRIPTION AGREEMENT

FOR UNITS OF

LITTLE SQUAW GOLD MINING COMPANY
(an Alaska corporation)

1.   **Unit Subscription:** The undersigned ("**Subscriber**") irrevocably subscribes for and agrees to purchase from Little Squaw Gold Mining Company, an Alaska corporation ("**Little Squaw**" or the "**Company**") that number of Units of Little Squaw (the "**Units**") set out in the "SUBSCRIPTION AND SUBSCRIBER INFORMATION" at a price of US$0.25 per Unit (the "**Purchase Price**"). Each Unit consists of one share of Common Stock, $0.10 par value (a "**Common Share**"), and one half of one (1/2) Class B Warrant (a "**Warrant**"); each whole warrant is exercisable to acquire one Common Share (a "**Warrant Share**") at an exercise price of US$0.35 per share during the one-year period commencing on the Closing Date, US$0.50 per share during the second year following the Closing Date, and US$0.65 per share during the third year following the Closing Date (collectively the Common Shares, the Warrants and the Warrant Shares are referred to herein as the "**Securities**"). The warrant certificates will be in substantially the form attached hereto as **Exhibit B**. All figures are in United States Dollars unless otherwise specified. Such Subscription is subject to the following terms and conditions:

> a.   **Tender of Purchase Price**: Subscriber tenders to Little Squaw the Purchase Price either by a check payable to the order of "Little Squaw Gold Mining Company" or a wire transfer to Dorsey & Whitney LLP for the benefit of Little Squaw, pursuant to the instructions set forth on **Schedule I**.

> b.   **Closing:**   Upon receipt by Little Squaw of the Purchase Price, the closing (the "**Closing**") shall occur prior to 12:00 p.m. on **January 31, 2006,** at the offices of **Dorsey & Whitney LLP, Republic Plaza Building, Suite 4700, 370 Seventeenth Street, Denver, CO 80202-5647** or at such other time or place as may be agreed to by Little Squaw and the Subscriber (the "**Closing Date**"). All funds will be delivered to Little Squaw. The Securities subscribed for herein will not be deemed issued to, or owned by, the Subscriber until the Subscription Agreement has been executed by the Subscriber and countersigned by Little Squaw, and all payments required to be made herein have been made. The Closing is subject to the fulfillment of the following conditions (the "**Conditions**") which Conditions Little Squaw and the Subscriber covenant to exercise their reasonable best efforts to have fulfilled on or prior to the Closing Date:

> (i)   the Subscriber shall have tendered the Purchase Price to Little Squaw;

> (ii)   all relevant documentation and approvals as may be required by applicable securities statutes, regulations, policy statements and interpretation notes, by applicable securities regulatory authorities and by applicable rules shall have been obtained and, where applicable, executed by or on behalf of the Subscriber;

> (iii)   Little Squaw's board of directors shall have authorized and approved the execution and delivery of this Subscription Agreement ("Agreement') and the issuance, allotment and delivery of the Securities;

(iv)   Little Squaw and the Subscriber shall have complied with its covenants contained in this Agreement to be complied with prior to Closing, and Little Squaw for the benefit of the Subscriber shall have delivered a Certificate of a senior officer of the Company (acting without personal liability) to that effect to the Subscriber; and

(v)   the representations and warranties of Little Squaw and the Subscriber set forth in this Agreement shall be true and correct as of the Closing Date.

c.   **Issuance of Securities**: Within five (5) days after the Closing Date, Little Squaw will deliver the certificates representing the Common Shares and the Warrants subscribed for to the Subscriber at the address set forth in the registration instructions set forth on the signature page (unless Subscriber otherwise instructs Little Squaw in writing). None of the Units, the Common Shares, the Warrants or the Common Shares issuable upon exercise of the Warrants have been registered under the Securities Act of 1933, as amended ("***U.S. Securities Act***"), or the securities laws of any state in the United States.

2.   **Representations and Warranties:** Subscriber hereby represents and warrants to Little Squaw:

a.   SUBSCRIBER UNDERSTANDS THAT THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AGENCY.

b.   Subscriber is not an underwriter and Subscriber acquired the Securities solely for investment for its own account and not with a view to, or for, resale in connection with any distribution of securities within the meaning of the U.S. Securities Act; and the Securities are not being purchased with a view to or for the resale, distribution, subdivision or fractionalization thereof; and the undersigned has no contract, undertaking, understanding, agreement, or arrangement, formal or informal, with any person to sell, transfer, or pledge to any person the securities for which it hereby subscribes, or any part thereof; and it understands that the legal consequences of the foregoing representations and warranties to mean that it must bear the economic risk of the investment for an indefinite period of time because the Securities have not been registered under the U.S. Securities Act, and, therefore, may be resold only if registered under the U.S. Securities Act or if an exemption from such registration is available.

c.   Subscriber understands the speculative nature and risks of investments associated with Little Squaw, and confirms that the Securities would be suitable and consistent with its investment program and that its financial position enables Subscriber to bear the risks of this investment, and that there may not be any public market for the Securities.

d.   The Securities subscribed for herein may not be transferred, encumbered, sold, hypothecated, or otherwise disposed of to any person, except in compliance with the U.S. Securities Act and applicable state securities or "blue sky" laws. The Subscriber acknowledges that the Securities are "restricted securities," as such term is defined under Rule 144 of the U.S. Securities Act, and may not be offered, sold, transferred, pledged, or hypothecated to any person in the absence of registration under the U.S. Securities Act or an opinion of counsel satisfactory to the Company that registration is not required. Without limiting the generality or application of any other covenants, representations, warranties or acknowledgements of the Subscriber respecting resale of the Securities, if the Subscriber decides to offer, sell or otherwise transfer any of the Securities, it will not offer, sell or otherwise transfer any of such Securities directly or indirectly, unless:

the sale is to the Company;

the sale is made outside the United States in a transaction satisfying the requirements of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

the sale is made pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder and in accordance with any applicable state securities or "blue sky" laws;

the Securities are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of Securities, and it has prior to such sale furnished to the Company an opinion of counsel to that effect, which opinion and counsel shall be reasonably satisfactory to the Company; or

the Securities are registered under the U.S. Securities Act and any applicable state laws and regulations governing the offer and sale of such Securities,

and the Subscriber understands that the Company may instruct its registrar and transfer agent not to record any transfer of the Securities without first being notified by the Company that it is satisfied that such transfer is exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws.

e.   Subscriber understands that Little Squaw is under no obligation, except as stated in Section 4 below, to register the Securities or seek an exemption under the U.S. Securities Act or any applicable state laws for the Securities, or to cause or permit the Securities to be transferred in the absence of any such registration or exemption, and understands that Subscriber must hold the Securities indefinitely unless the Securities are subsequently registered under U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

f.   At the time of subscription, Subscriber reviewed the economic consequences of the purchase of the Securities with its attorney and/or other financial advisor, was afforded access to the books and records of the Company, conducted an independent investigation of the business of the Company, and was fully familiar with the financial affairs of the Company.   Subscriber consulted with its counsel with respect to the U.S. Securities Act and applicable federal and state securities laws. The Company has not provided the Subscriber with any representations, statements, or warranties as to the Securities. Subscriber has received copies of, or has access to, the Company's Form 10-KSB/A for the year ended December 31, 2004, the Company's Form 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, the Company's proxy statement on Schedule 14A dated November 24, 2003 and the Company's current reports on Form 8-K filed since January 1, 2005, all of which are filed electronically on EDGAR.

g.   Subscriber had the opportunity to ask questions of the Company and receive additional information from the Company to the extent that the Company possessed such information, or could acquire it without unreasonable effort or expense, necessary to evaluate the merits and risks of an investment in Little Squaw.

h.   Subscriber confirms that (i) it is able to bear the economic risk of the investment, (ii) it is able to hold the Securities for an indefinite period of time, (iii) it is able to afford a complete loss of its investment and that it has adequate means of providing for its current needs and possible personal contingencies, and that it has no need for liquidity in this investment, (iv) this investment is suitable for Subscriber based upon his investment holdings and financial situation and needs, and this investment does not exceed ten percent of Subscriber's net worth, and (v) Subscriber by reason of its business or financial experience could be reasonably assumed to have the capacity to protect its own interests in connection with this investment.

i.   The Subscriber has not purchased the Securities as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

j.   Subscriber confirms that this transaction is intended to be exempt from registration under the U.S. Securities Act by virtue of section 4(2) of the U.S. Securities Act, the provisions of Rule 506 of Regulation D promulgated thereunder, or the exception from the registration requirements available under Regulations S of the U.S. Securities Act and confirms that it is an "accredited investor" (as that term is defined under Rule 501(a) as promulgated under Regulation D of the U.S. Securities Act).

k.   Unless the Subscriber has completed and delivered a **U.S. Accredited Investor Certificate (Exhibit A)**, the Subscriber represents and acknowledges that:

    (i)   it is not a "U.S. person", as defined in Regulation S under the U.S. Securities Act (which definition includes but is not limited to (A) any individual resident in the United States, (B) any partnership or corporation organized or incorporated under the laws of the United States, (C) any partnership or corporation formed by a U.S. person under the laws of any foreign jurisdiction principally for the purpose of investing in securities not registered under the U.S. Securities Act, or (D) any estate or trust of which any executor, administrator or trustee is a U.S. person), and is not purchasing the Securities for the account or benefit of a "U.S. person";

    (ii)   it was not offered any of the Securities in the United States, did not receive any materials relating to the offer of the Securities in the United States, and did not execute this Agreement or any other materials relating to the purchase of the Securities in the United States; and

    (iii)   the Certificates representing the Securities delivered pursuant to this Subscription shall bear a legend in the following form:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) IF THE SECURITIES HAVE BEEN REGISTERED IN COMPLIANCE WITH THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT AND IN

ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT IN ACCORDANCE WITH RULE 144 THEREUNDER, IF APPLICABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE COMPANY. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH U.S. SECURITIES LAWS.**"**

Notwithstanding the foregoing, Little Squaw or its transfer agent shall issue certificates representing common shares issuable upon conversion of the warrants without a restrictive legend if there is an effective registration statement (as defined by Section 4(a)) and the holder certifies that the exercise is in connection with a sale and the holder has complied with the applicable prospectus delivery requirements and applicable securities laws.

If the Certificates representing the Securities have been held for a period of at least one (1) year and if Rule 144 under the U.S. Securities Act is applicable (there being no representations by Little Squaw that Rule 144 is applicable), then the undersigned may make sales of the Securities only under the terms and conditions prescribed by Rule 144 of the U.S. Securities Act or exemptions therefrom. Little Squaw shall use commercially reasonable efforts to cause its legal counsel to deliver an opinion or such other documentation as may reasonably be required to effect sales of the Securities under Rule 144.

All information which the Subscriber has provided concerning the Subscriber is correct and complete as of the date set forth below, and if there should be any change in such information prior to the acceptance of this Agreement by the Company, the Subscriber will immediately provide such information to the Company.

3. **Company Representations, Warranties and Covenants.** Little Squaw represents, warrants and covenants (and acknowledges that the Subscriber is relying on such representations, warranties and covenants) that, at the Closing Date:

a. each of Little Squaw and each of its subsidiaries is a valid and subsisting corporation duly incorporated and in good standing under the laws of its jurisdiction of incorporation, and Little Squaw has no subsidiaries other than as set forth in the Company's annual report on Form 10-K for the year ended December 31, 2004;

b.   each of Little Squaw and each of its subsidiaries is duly registered and licensed to carry on business in the jurisdictions in which it carries on business or owns property where so required by the laws of that jurisdiction;

c.   Little Squaw and its subsidiaries own, possess or have obtained, and are operating in compliance with, all governmental, administrative and third party licenses, permits, certificates, registrations, approvals, consents and other authorizations (collectively, "**Permits**") necessary to own or lease (as the case may be) and operate their properties, and to conduct their businesses or operations as currently conducted, except such Permits the failure of which to obtain would not have a material adverse effect on the business, properties, operations, financial condition or results of operations of Little Squaw or its subsidiaries, and neither Little Squaw nor any of its subsidiaries has received any notice of proceedings relating to the revocation, modification or suspension of any Permits), if such proceedings would have a material adverse effect on Little Squaw, or any circumstance which would lead it to believe that such proceedings are reasonably likely;

d.   the business and operations of Little Squaw and its subsidiaries have been conducted in accordance with all applicable laws, rules and regulations of all governmental authorities, except for such violations which would not, individually or in the aggregate, have a material adverse effect on the financial condition or business of Little Squaw and its subsidiaries;

e.   the authorized capital of Little Squaw consists of (i) 200,000,000 shares of common stock and (ii) 10,000,000 shares of preferred stock. As of December 12, 2005, Little Squaw had (A) 16,833,420 shares of common stock issued and outstanding, (B) no shares of preferred stock issued and outstanding, (C) outstanding options and/or warrants exercisable to purchase up to 4,520,000 shares of common stock, and (D) outstanding convertible debentures convertible to acquire 5,000,000 shares of common stock ;

f.   Little Squaw will reserve or set aside sufficient shares of common stock in its treasury to issue the Common Shares issuable upon exercise of the Warrants, and all such Securities will upon payment of the recited consideration and issuance be duly and validly issued as fully paid and non-assessable;

g.   the issue and sale of the Securities by Little Squaw does not and will not conflict with, and does not and will not result in a breach of, any of the terms of its incorporating documents or any agreement or instrument to which Little Squaw is a party;

h.   Little Squaw has complied and will comply fully with the requirements of all applicable corporate and securities laws in all matters relating to the offering of the Units;

i.   there are no legal or governmental actions, suits, proceedings or investigations pending or, to Little Squaw's knowledge, threatened, to which Little Squaw or any of its subsidiaries is or may be a party or of which property owned or leased by Little Squaw or any of its subsidiaries is or may be the subject, or related to environmental, title, discrimination or other matters, which actions, suits, proceedings or investigations, individually or in the aggregate, could have a material adverse effect on Little Squaw;

j.   there are no judgments against Little Squaw or any of its subsidiaries, if any, which are unsatisfied, nor is Little Squaw or any of its subsidiaries, if any, subject to any injunction, judgment, decree or order of any court, regulatory body, administrative agency or other governmental body;

k. this Agreement has been or will be by the Closing Date, duly authorized by all necessary corporate action on the part of Little Squaw, and Little Squaw has full corporate power and authority to undertake this offering;

l. this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Company enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

m. neither Little Squaw nor any of its subsidiaries is in violation of its organizational or incorporating documents nor in violation of, or in default under, any lien, mortgage, lease, agreement or instrument, except for such defaults which would not, individually or in the aggregate, have a material adverse effect on the financial condition, properties or business of Little Squaw or it subsidiaries;

n. subject to the accuracy of the representations and warranties of the Subscriber contained in this Agreement, the offer, sale and issuance of the Securities as contemplated by this Agreement are exempt from the registration requirements of the U.S. Securities Act, from the registration or qualifications requirements of the state securities or "blue sky" laws and regulations of any applicable state or other applicable jurisdiction;

o. Little Squaw's shares of common stock are quoted for trading on the National Association of Securities Dealers over-the-counter electronic bulletin board (the "**OTCBB**"),

p. no order ceasing, halting or suspending trading in securities of Little Squaw nor prohibiting the sale of such securities has been issued to and is outstanding against Little Squaw or its directors, officers or promoters, and, to the best of Little Squaw's knowledge, no investigations or proceedings for such purposes are pending or threatened;

q. neither Little Squaw nor any subsidiary thereof will have taken any action which would be reasonably expected to result in the delisting or suspension of quotation of Little Squaw's shares of common stock on or from the OTCBB and Little Squaw will have complied, in all material respects, with the rules and regulations of eligibility on the OTCBB;

r. except for (i) a cash commission in the amount of 10% payable to Strata Partners and certain selling agents and (ii) agent's warrants, equal to 10% of the number to the number of Units subscribed for hereby, to be issued to Strata Partners and certain selling agents, no person, firm or corporation acting or purporting to act at the request of Little Squaw is entitled to any brokerage, agency or finder's fee in connection with the purchase and sale of the Securities described herein;

s. Little Squaw is a "reporting issuer" under section 12 of the Securities Exchange Act of 1934, as amended (the "**1934 Act**") and is not in default of any of the requirements of the 1934 Act;

t.   as of their respective filing dates, each report, schedule, registration statement and proxy filed by Little Squaw with the United States Securities and Exchange Commission ("**SEC**")(each, an "**SEC Report**" and collectively, the "**SEC Reports**") (and if any SEC Report filed prior to the date of this Agreement was amended or superseded by a filing prior to the date of this Agreement, then also on the date of filing of such amendment or superseding filing), (i) where required, were prepared in all material respects in accordance with the requirements of the U.S. Securities Act, or the 1934 Act, as the case may be, and the rules and regulations promulgated under such Acts applicable to such SEC Reports, (ii) did not contain any untrue statements of a material fact and did not omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (iii) are all the forms, reports and documents required to be filed by Little Squaw with the SEC since that time. Little Squaw's subsidiaries are not required to file any reports or other documents with the SEC. Each set of audited consolidated financial statements and unaudited interim financial statements of Little Squaw (including any notes thereto) included in the SEC Reports (i) complies as to form in all material respects with the published rules and regulations of the SEC with respect thereto, and (ii) have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present, in all material respects, the financial position of Little Squaw as of the dates thereof and the results of its operations and cash flows for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end adjustments which were not or are not expected to be material in amount. To Little Squaw's knowledge, no events or other factual matters exist which would require Little Squaw to file any amendments or modifications to any SEC Reports which have not yet been filed with the SEC but which are required to be filed with the SEC pursuant to the U.S. Securities Act or the 1934 Act;

u.   Each SEC Report containing financial statements that has been filed with or submitted to the SEC since July 31, 2002, was accompanied by the certifications required to be filed or submitted by Little Squaw's chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act of 2002 (the "**Sarbanes-Oxley Act**"); at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Little Squaw nor any of its officers has received notice from any governmental entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification;

v.   there is no fact known to Little Squaw which Little Squaw has not publicly disclosed which materially adversely affects, or so far as Little Squaw can reasonably foresee, will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) of Little Squaw or the ability of Little Squaw to perform its obligations under this Agreement;

w.   Except as disclosed in the SEC Reports, Little Squaw and its subsidiaries, if any, have filed all federal, state, local and foreign tax returns which are required to be filed, or have requested extensions thereof, and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for such assessments, fines and penalties which are currently being contested in good faith;

x. Little Squaw has established on its books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of Little Squaw or its subsidiaries, if any, except for taxes not yet due, and there are no audits of any of the tax returns of Little Squaw which are known by Little Squaw's management to be pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of Little Squaw;

y. Little Squaw is not an "investment company" within the meaning of the Investment Company Act of 1940;

z. neither Little Squaw nor any of its affiliates, nor any person acting on its or their behalf (i) has made or will make any "directed selling efforts" (as such term is defined in Regulation S of the U.S. Securities Act) in the United States, or (ii) has engaged in or will engage in any form of "general solicitation" or "general advertising" (as such terms are defined in Rule 502 (c) under Regulation D of the U.S. Securities Act) in the United States with respect to offers or sales of the Securities;

aa. Little Squaw has not, for a period of six months prior to the date hereof, sold, offered for sale or solicited, and will not for a period of six months after the Closing Date, offer, sell or solicit, any offer to buy any of its securities in a manner that would be integrated with the offer and sale of the Securities and would cause the exemption from registration set forth in Rule 506 of Regulation D or Rule 903 of Regulation S of the U.S. Securities Act to become unavailable with respect to the offer and sale of the Securities;

bb. the warranties and representations in this section are true and correct and will remain so as of the Closing Date; and

cc. Little Squaw shall indemnify, defend and hold the Subscriber (which term shall, for the purposes of this Section, include the Subscriber or its shareholders, managers, partners, directors, officers, members, employees, direct or indirect investors, agents and affiliates and assignees and the stockholders, partners, directors, members, managers, officers, employees direct or indirect investors and agents of such affiliates and assignees) harmless against any and all liabilities, loss, cost or damage, together with all reasonable costs and expenses related thereto (including reasonable legal and accounting fees and expenses), arising from, relating to, or connected with an untrue, inaccurate or breached statement, representation, warranty or covenant of Little Squaw contained herein. Little Squaw undertakes to notify the Subscriber immediately of any change in any representation, warranty or other material information relating to Little Squaw set forth in this Agreement which takes place prior to the Closing Date.

4. **Registration Rights**

a. Little Squaw shall (i) prepare and file with the SEC within **sixty** (**60**) calendar days after the Closing Date a registration statement (on Form S-3, SB-1, SB-2, S-1, or other appropriate registration statement form reasonably acceptable to the Subscriber) under the U.S. Securities Act (the "**Registration Statement**"), at the sole expense of Little Squaw (except as specifically provided in Section c hereof), in respect of the Subscriber, so as to permit a public offering and resale of the Common Shares and Warrant Shares (collectively, the "**Registrable Securities**") in the United States under the U.S. Securities Act by the Subscriber as selling stockholder and not as underwriter; and (ii) use commercially reasonable efforts to cause a Registration Statement to be declared effective by the SEC as soon as possible, but in any event not later than the earlier of (a) **one hundred twenty** (**120**) days following the Closing Date (or **one hundred fifty** (**150**) days in the event of an SEC review of the Registration Statement), and (b) the fifth trading day following the date on which Little Squaw is notified by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments. Little Squaw will notify the Subscriber of the effectiveness of the Registration Statement (the "**Effective Date**") within three (3) Trading Days (days in which the OTCBB is open for quotation) (each, a "**Trading Day**").

b. Little Squaw will maintain the Registration Statement or post-effective amendment filed under this Section 4 effective under the U.S. Securities Act until the earlier of the date (i) all of the Registrable Securities have been sold pursuant to such Registration Statement, (ii) the Subscriber receives an opinion of counsel to Little Squaw, which opinion and counsel shall be reasonably acceptable to the Subscriber, that the Registrable Securities may be sold under the provisions of Rule 144 without limitation as to volume, (iii) all Registrable Securities, (or all Common Stock and Warrants, in the case of Warrants not then exercised) have been otherwise transferred to persons who may trade the Registrable Securities without restriction under the U.S. Securities Act, and Little Squaw has delivered a new certificate or other evidence of ownership for such Registrable Securities not bearing a restrictive legend, (iv) all Registrable Securities may be sold without any time, volume or manner limitations pursuant to Rule 144(k) or any similar provision then in effect under the U.S. Securities Act in the opinion of counsel to Little Squaw, which counsel shall be reasonably acceptable to the Subscriber, (v) Little Squaw obtains the written consent of the Subscriber, or (vi) three (3) years from the Effective Date (the "**Effectiveness Period**").

c. All fees, disbursements and out-of-pocket expenses and costs incurred by Little Squaw in connection with the preparation and filing of the Registration Statement and in complying with applicable securities and "blue sky" laws (including, without limitation, all attorneys' fees of Little Squaw, registration, qualification, notification and filing fees, printing expenses, escrow fees, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration) shall be borne by Little Squaw. The Subscriber shall bear the cost of underwriting and/or brokerage discounts, fees and commissions, if any, applicable to the Registrable Securities being registered and the fees and expenses of its counsel. The Subscriber and its counsel shall have a reasonable period, not to exceed five (5) Trading Days, to review the proposed Registration Statement or any amendment thereto, prior to filing with the SEC. Little Squaw shall qualify any of the Registrable Securities for sale in such states as the Subscriber reasonably designates. However, Little Squaw shall not be required to qualify in any state which will require an escrow or other restriction relating to Little Squaw and/or the sellers, or which will require Little Squaw to qualify to do business in such state or require Little Squaw to file therein any general consent to service of process. Little Squaw at its expense will supply the Subscriber with copies of the applicable Registration Statement and the prospectus included therein and other related documents in such quantities as may be reasonably requested by the Subscriber.

d. Prior to the effectiveness of the Registration Statement filed pursuant to Section 4(a), the rights to cause Little Squaw to register Registrable Securities granted to the Subscriber by Little Squaw under this Section 4 may be assigned in full by a Subscriber in connection with a transfer by such Subscriber of not less than 1,000,000 Common Shares or not less than 500,000 Warrants, in either case in a single transaction to a single transferee purchasing as principal, provided, however, that (i) such transfer is otherwise effected in accordance with applicable securities laws; (ii) such Subscriber gives prior written notice to Little Squaw; and (iii) such transferee agrees to comply with the terms and provisions of this Agreement, and such transfer is otherwise in compliance with this Agreement.

e. If at any time or from time to time after the Effective Date, Little Squaw notifies the Subscriber in writing of the existence of a Potential Material Event (as defined in Section (f) below), the Subscriber shall not offer or sell any Registrable Securities or engage in any other transaction involving or relating to Registrable Securities, from the time of the giving of notice with respect to a Potential Material Event until the Subscriber receives written notice from Little Squaw that such Potential Material Event either has been disclosed to the public or no longer constitutes a Potential Material Event. If a Potential Material Event shall occur prior to the date a Registration Statement is required to be filed, then Little Squaw's obligation to file such Registration Statement shall be delayed without penalty for not more than thirty (30) calendar days. Little Squaw must, if lawful, give the Subscriber notice in writing at least two (2) Trading Days prior to the first day of the blackout period.

f. "**_Potential Material Event_**" means any of the following: (i) the possession by Little Squaw of material information not ripe for disclosure in a registration statement, as determined in good faith by the Chief Executive Officer, President or the Board of Directors of Little Squaw that disclosure of such information in a Registration Statement would be detrimental to the business and affairs of Little Squaw; or (ii) any material engagement or activity by Little Squaw which would, in the good faith determination of the Chief Executive Officer, President or the Board of Directors of Little Squaw, be adversely affected by disclosure in a registration statement at such time, which determination shall be accompanied by a good faith determination by the Chief Executive Officer, President or the Board of Directors of Little Squaw that the applicable Registration Statement would be materially misleading absent the inclusion of such information; provided that, (i) Little Squaw shall not use such right with respect to the Registration Statement for more than an aggregate of 90 days in any 12-month period; and (ii) the number of days Little Squaw is required to keep the Registration Statement effective shall be extended by the number of days for which the Company shall have used such right.

g. The Subscriber will cooperate with Little Squaw in all respects in connection with this Agreement, including timely supplying all information reasonably requested by Little Squaw (which shall include all information regarding the Subscriber and proposed manner of sale of the Registrable Securities required to be disclosed in any Registration Statement) and executing and returning all documents reasonably requested in connection with the registration and sale of the Registrable Securities and entering into and performing its obligations under any underwriting agreement, if the offering is an underwritten offering, in usual and customary form, with the managing underwriter or underwriters of such underwritten offering. Any delay or delays caused by the Subscriber, or by any other purchaser of securities of Little Squaw having registration rights similar to those contained herein, by failure to cooperate as required hereunder shall not constitute a breach or default of Little Squaw under this Agreement.

h. Whenever Little Squaw is required by any of the provisions of this Agreement to effect the registration of any of the Registrable Securities under the U.S. Securities Act, Little Squaw shall (except as otherwise provided in this Agreement), as expeditiously as possible, subject to the assistance and cooperation as reasonably required of the Subscriber with respect to each Registration Statement:

(i) (A) prior to the filing with the SEC of any Registration Statement (including any amendments thereto) and the distribution or delivery of any prospectus (including any supplements thereto), provide draft copies thereof to the Subscriber and reflect in such documents all such comments as the Subscriber (and its counsel), reasonably may propose respecting the Selling Shareholders and Plan of Distribution sections (or equivalents) and (B) furnish to the Subscriber such numbers of copies of a prospectus including a preliminary prospectus or any amendment or supplement to any prospectus, as applicable, in conformity with the requirements of the U.S. Securities Act, and such other documents as the Subscriber may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by the Subscriber;

(ii) register and qualify the Registrable Securities covered by the Registration Statement under such other securities or blue sky laws of such jurisdictions as the Subscriber shall reasonably request (subject to the limitations set forth in Section (b) above), and do any and all other acts and things which may be necessary or advisable to enable the Subscriber to consummate the public sale or other disposition in such jurisdiction of the securities owned by the Subscriber;

(iii) cause the Registrable Securities to be quoted or listed on each service on which the Common Stock of Little Squaw is then quoted or listed;

(iv) notify the Subscriber, at any time when a prospectus relating thereto covered by the Registration Statement is required to be delivered under the U.S. Securities Act, of the happening of any event of which it has knowledge as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and Little Squaw shall prepare and file a curative amendment as promptly as commercially reasonable;

(v) as promptly as practicable after becoming aware of such event, notify the Subscriber, (or, in the event of an underwritten offering, the managing underwriters) of the issuance by the SEC of any stop order or other suspension of the effectiveness of the Registration Statement at the earliest possible time and take all lawful action to effect the withdrawal, rescission or removal of such stop order or other suspension; and

(vi) provide a transfer agent and registrar for all securities registered pursuant to the Registration Statement and a CUSIP number for all such securities.

i.   With respect to any sale of Registrable Securities pursuant to a Registration Statement filed pursuant to this Section 4, the Subscriber hereby covenants with Little Squaw (i) not to make any sale of the Registrable Securities without effectively causing the prospectus delivery requirements under the Securities Act to be satisfied and (ii) to notify Little Squaw promptly upon disposition of all of the Registrable Securities.

j.   In addition to the registration rights set forth in Section 4(a), if the Registration Statement filed pursuant to Section 4(a) is not filed within 120 calendar days from the Closing Date, or otherwise declared effective by the SEC, then the Subscriber shall also have certain "piggy-back" registration rights as follows:

(i)   If at any time after the issuance of the Registrable Securities, Little Squaw shall file with the SEC a registration statement under the U.S. Securities Act registering any shares of equity securities, Little Squaw shall give written notice to the Subscriber prior to such filing.

(ii)   Within twenty (20) calendar days after such notice from Little Squaw, the Subscriber shall give written notice to Little Squaw whether or not such Subscriber desires to have all of such Subscriber's Registrable Securities included in the registration statement. If any Subscriber fails to give such notice within such period, such Subscriber shall not have the right to have Subscriber's Registrable Securities registered pursuant to such registration statement. If the Subscriber gives such notice, then Little Squaw shall include such Subscriber's Registrable Securities in the registration statement, at Company's sole cost and expense, subject to the remaining terms of this Section 4(j).

(iii)   If the registration statement relates to an underwritten offering, and the underwriter shall determine in writing that the total number of shares of equity securities to be included in the offering, including the Registrable Securities, shall exceed the amount which the underwriter deems to be appropriate for the offering, the number of shares of the Registrable Securities shall be reduced in the same proportion as the remainder of the shares in the offering and such participating Subscriber's Registrable Securities included in such registration statement will be reduced proportionately. For this purpose, if other securities in the registration statement are derivative securities, their underlying shares shall be included in the computation. Each participating Subscriber shall enter into such agreements as may be reasonably required by the underwriters and each Subscriber shall pay the underwriters commissions relating to the sale of their respective Registrable Securities.

(iv)   The Subscriber shall have an unlimited number of opportunities to have the Registrable Securities registered under this Section 4(j) provided that Little Squaw shall not be required to register any Registrable Security or keep any Registration Statement effective beyond such period required under Section 4(b) of this Agreement.

(v)   The Subscriber shall furnish in writing to Little Squaw such information as Little Squaw shall reasonably require in connection with a registration statement.

5.   **Indemnity and Contribution**

a.   Little Squaw agrees to indemnify and hold harmless each Subscriber, their respective officers, directors, employees, partners, legal counsel and accountants, and each person controlling such Subscriber within the meaning of Section 15 of the U.S. Securities Act, and each person who controls any underwriter within the meaning of Section 15 of the U.S. Securities Act, from and against any losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) to which such Subscriber or such other indemnified person may become subject (including in settlement of litigation, whether commenced or threatened) insofar as such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact in the Registration Statement, including all documents filed as a part thereof and information deemed to be a part thereof, on the effective date thereof, or any amendment or supplements thereto, or arise out of any failure by Little Squaw to fulfill any undertaking or covenant included in the Registration Statement or to perform its obligations hereunder or under applicable law and Little Squaw will, as incurred, reimburse such Subscriber, each of its respective officers, directors, employees, partners, legal counsel and accountants, and each person controlling such Subscriber, and each person who controls any such underwriter, for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend, settling, compromising or paying such action, proceeding or claim; provided, however, that Little Squaw shall not be liable in any such case to the extent that such loss, claim, damage, expense or liability (or action or proceeding in respect thereof) arises out of, or is based upon, (i) the failure of any Subscriber, or any of their agents, affiliates or persons acting on their behalf, to comply with the covenants and agreements contained in this Agreement with respect to the sale of Registrable Securities, (ii) an untrue statement or omission in such Registration Statement in reliance upon and in conformity with written information furnished to Little Squaw by an instrument duly executed by or on behalf of the Subscriber, or any of its agents, affiliates or persons acting on its behalf, and stated to be specifically for use in preparation of the Registration Statement and not corrected in a timely manner by the Subscriber in writing or (iii) an untrue statement or omission in any prospectus that is corrected in any subsequent prospectus, or supplement or amendment thereto, that was delivered to the Subscriber prior to the pertinent sale or sales by such Subscriber and not delivered by the Subscriber to the individual or entity to which it made such sale(s) prior to such sale(s).

b.   The Subscriber agrees to indemnify and hold harmless Little Squaw from and against any losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) to which Little Squaw may become subject (under the U.S. Securities Act or otherwise) insofar as such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon (i) the failure of the Subscriber or any of its agents, affiliates or persons acting on its behalf, to comply with the covenants and agreements contained in this Agreement with respect to the sale of Registrable Securities; or (ii) an untrue statement or alleged untrue statement of a material fact or omission to state a material fact in the Registration Statement in reliance upon and in conformity with written information furnished to Little Squaw by an instrument duly executed by or on behalf of such Subscriber and stated to be specifically for use in preparation of the Registration Statement; provided, however, that the Subscriber shall not be liable in any such case for (i) any untrue statement or alleged untrue statement or omission in any prospectus or Registration Statement which statement has been corrected, in writing, by such Subscriber and delivered to Little Squaw before the sale from which such loss occurred; or (ii) an untrue statement or omission in any prospectus that is corrected in any subsequent prospectus, or supplement or amendment thereto, that was delivered to the Subscriber prior to the pertinent sale or sales by the Subscriber and delivered by the Subscriber to the individual or entity to which it made such sale(s) prior to such sale(s), and the Subscriber, severally and not jointly, will, as incurred, reimburse Little Squaw for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim. Notwithstanding the foregoing, the Subscriber shall not be liable or required to indemnify Little Squaw in the aggregate for any amount in excess of the net amount received by the Subscriber from the sale of the Registrable Securities, to which such loss, claim, damage, expense or liability (or action proceeding in respect thereof) relates.

c.   Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 5, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action and, subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall wish, to assume the defense thereof. After notice from the indemnifying person to such indemnified person of the indemnifying person's election to assume the defense thereof, the indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof; provided, however, that if there exists or shall exist a conflict of interest that would, in the opinion of counsel to the indemnified party, make it inappropriate under applicable laws or codes of professional responsibility for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; provided, further, that the indemnifying person shall not be obligated to assume the expenses of more than one counsel to represent all indemnified persons. In the event of such separate counsel, such counsel shall agree to reasonably cooperate.

d.   If the indemnification provided for in this Section 5 is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of Little Squaw on the one hand and the Subscriber, or its agents, affiliates or persons acting on its behalf, on the other in connection with the statements or omissions which resulted in such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by Little Squaw on the one hand or the Subscriber, or its agents, affiliates or persons acting on its behalf, on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Little Squaw and the Subscriber agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. In any event, the Subscriber shall not be liable or required to contribute to Little Squaw in the aggregate for any amount in excess of the net amount received by the Subscriber from the sale of its Registrable Securities.

6.   **Governing Law:** This Subscription Agreement shall be binding upon the parties hereto, their heirs, executors, successors, and legal representatives. The laws of the State of Washington shall govern the rights of the parties as to this Agreement.

7.   **Indemnification:** Subscriber acknowledges that it understands the meaning and legal consequences of the representations and warranties contained herein, and it hereby agrees to indemnify and hold harmless Little Squaw and any other person or entity relying upon such information thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation, warranty, or acknowledgement of Subscriber contained in this Agreement.

8.   **Nonassignability:** Except as otherwise expressly provided herein, this Agreement may not be assigned by Subscriber.

9.   **Entire Agreement:** This instrument contains the entire agreement among the parties with respect to the acquisition of the shares and the other transactions contemplated hereby, and there are no representations, covenants or other agreements except as stated or referred to herein.

10.   **Amendment:** This Agreement may be amended or modified only by a writing signed by the party or parties to be charged with such amendment or modification.

11.   **Binding On Successors:** All of the terms, provisions and conditions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, and legal representatives.

12.   **Titles:** The titles of the sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

13.   **Counterparts:** This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be deemed an original and all of which taken together shall constitute one and the same document, notwithstanding that all parties are not signatories to the same counterpart.

14.   **Severability:** The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of the balance of this Agreement.

15.   **Disclosure Required Under State Law:** The offering and sale of the Securities is intended to be exempt from registration under the securities laws of certain states. Subscribers who reside or purchase the Securities may be required to make additional disclosures by the securities laws of various states and agrees to provide such additional disclosures as requested by Little Squaw upon written request.

16.   **Notices:** All notes or other communications hereunder (except payment) shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail postage prepaid, or by Express Mail Service or similar courier, addressed as follows:

If to Subscriber:	At the address designated on the signature page of this Agreement.	

If to the Company:	Little Squaw Gold Mining Company 3412 S. Lincoln Dr. Spokane, WA 99203-1650 Fax: 509-624-2878

With Copy to:	Dorsey & Whitney LLP Republic Plaza Building Suite 4700, 370 Seventeenth Street Denver, CO 80202-5647 Attention: Kenneth Sam

17.   **Time of the Essence:** Time shall be of the essence of this Agreement in all respects.

18.   **Facsimile and Counterpart Subscriptions:** Little Squaw shall be entitled to rely on delivery of a facsimile copy of this Agreement executed by the subscriber, and acceptance by Little Squaw of such executed Agreement shall be legally effective to create a valid and binding agreement between the Subscriber and Little Squaw in accordance with the terms hereof. In addition, this Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same document.

19.   **Future Assurances:** Each of the parties hereto will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

SUBSCRIBER HEREBY DECLARES AND AFFIRMS THAT IT HAS READ THE WITHIN AND FOREGOING SUBSCRIPTION AGREEMENT, IS FAMILIAR WITH THE CONTENTS THEREOF AND AGREES TO ABIDE BY THE TERMS AND CONDITIONS THEREIN SET FORTH, AND KNOWS THE STATEMENTS THEREIN TO BE TRUE AND CORRECT.

<p style="text-align:center">******</p>

IN WITNESS WHEREOF, Subscriber executed this Agreement this _____ day of January, 2006.

SUBSCRIBER:

By:*   _____

Title: _____

Registration and Delivery Instructions:

_____

_____

(Address)

_____

*   By the foregoing signature, I hereby certify to Little Squaw Gold Mining Company that I am duly empowered and authorized to provide the foregoing information.

This Subscription Agreement is hereby accepted by the Company this _____ day of _____, 2006.

<p style="text-align:center">Little Squaw Gold Mining Company</p>

By: _____

Title:_____

Exhibit A

U.S. ACCREDITED INVESTOR CERTIFICATE

TO: LITTLE SQUAW GOLD MINING COMPANY

The Subscriber understands and agrees that the Securities have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the **"U.S. Securities Act"**), or applicable state securities laws, and the Securities are being offered and sold to the Subscriber in reliance upon Rule 506 of Regulation D under the U.S. Securities Act.

Capitalized terms used in this Exhibit A and defined in the Agreement to which the Exhibit A is attached have the meaning defined in the Agreement unless otherwise defined herein.

The undersigned (the **"Subscriber"**) represents, warrants and covenants (which representations, warranties and covenants shall survive the Closing) to Little Squaw (and acknowledges that Little Squaw is relying thereon) that:

(a) it is purchasing the Securities for its own account or for the account of one or more persons for whom it is exercising sole investment discretion, (a **"Beneficial Purchaser"**), for investment purposes only and not with a view to resale or distribution and, in particular, neither it nor any Beneficial Purchaser for whose account it is purchasing the Securities has any intention to distribute either directly or indirectly any of the Securities in the United States or to U.S. Persons; provided, however, that this paragraph shall not restrict the Subscriber from selling or otherwise disposing of any of the Securities pursuant to registration thereof pursuant to the U.S. Securities Act and any applicable state securities laws or under an exemption from such registration requirements;

(b) it, and if applicable, each Beneficial Purchaser for whose account it is purchasing the Securities is a U.S. Accredited Investor that satisfies one or more of the categories of U.S. Accredited Investor indicated below (**the Subscriber must initial "SUB" for the Subscriber, and "BP" for each Beneficial Purchaser, if any, on the appropriate line(s)**):

_____ Category 1. A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

_____ Category 2. A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

_____ Category 3. A broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934, as amended; or

_____ Category 4. An insurance company as defined in Section 2(13) of the U.S. Securities Act; or

_____ Category 5. An investment company registered under the United States *Investment Company Act of 1940*; or

	Category 6.	A business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940; or
	Category 7.	A small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958; or
	Category 8.	A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S. $5,000,000; or
	Category 9.	An employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are accredited investors; or
	Category 10.	A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940; or
	Category 11.	An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of U.S. $5,000,000; or
	Category 12.	Any director or executive officer of the Issuer; or
	Category 13.	A natural person whose individual net worth, or joint net worth with that person's spouse, at the date hereof exceeds U.S. $1,000,000; or
	Category 14.	A natural person who had an individual income in excess of U.S. $200,000 in each of the two most recent years or joint income with that person's spouse in excess of U.S. $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or
	Category 15.	A trust, with total assets in excess of U.S. $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act; or
	Category 16.	Any entity in which all of the equity owners meet the requirements of at least one of the above categories;

(c)   it understands that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. state laws and regulations, the certificates representing the Securities, and all securities issued in exchange therefor or in substitution thereof, will bear a legend in substantially the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") AND SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF PARAGRAPH (C) OR (D), THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO SUCH EFFECT.

provided that if any of the Securities are being sold pursuant to Rule 144 of the U.S. Securities Act and in compliance with any applicable state securities laws, the legend may be removed by delivery to Little Squaw's transfer agent of an opinion satisfactory to Little Squaw and its transfer agent to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(d)   Certificates representing Warrants, and all certificates issued in exchange therefore or in substitution thereof, shall bear the following legend in substantially the following form:

"THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF A "U.S. PERSON" OR A PERSON IN THE UNITED STATES UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT."

The Subscriber acknowledges that the representations, warranties and covenants contained in this Certificate are made by it with the intent that they may be relied upon by the Issuer in determining its eligibility or the eligibility of others on whose behalf it is contracting thereunder to purchase Securities. It agrees that by accepting Securities it shall be representing and warranting that the representations and warranties above are true as at the Closing with the same force and effect as if they had been made by it at the Closing and that they shall survive the purchase by it of Securities and shall continue in full force and effect notwithstanding any subsequent disposition by it of such securities.

The Subscriber undertakes to notify the Issuer immediately of any change in any representation, warranty or other information relating to the Subscriber or any Beneficial Purchaser set forth herein which takes place prior to the Closing.

Dated this _____ day of _____, 2006.

If a Corporation, Partnership or Other Entity: If an Individual:

_____   _____
Name of Entity   Signature

_____   _____
Type of Entity   Print or Type Name

_____
Signature of Person Signing

_____
Print or Type Name and Title of Person Signing

Exhibit B

Form of Warrant Certificate

Schedule "I"

Wire Instructions

To: U.S. Bank National Association
                             800 Nicollet Mall
                             Minneapolis, MN 55402

(omitted)

Account Number: **(omitted)**

Account Name: Dorsey & Whitney LLP Trust Account

Message: Little Squaw Gold Mining – Financing
                             Trust – Attn: Kenneth Sam

Exhibit 10.17

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) IF THE SECURITIES HAVE BEEN REGISTERED IN COMPLIANCE WITH THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT IN ACCORDANCE WITH RULE 144 THEREUNDER, IF APPLICABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL, OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE COMPANY. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH U.S. SECURITIES LAWS.

LITTLE SQUAW GOLD MINING COMPANY

CLASS B WARRANTS
TO PURCHASE SHARES
OF COMMON STOCK OF
LITTLE SQUAW GOLD MINING COMPANY

CERTIFICATE NO.: B-♦

Warrant to Purchase
♦ Shares of Common Stock
January 31, 2006

  FOR VALUE RECEIVED, LITTLE SQUAW GOLD MINING COMPANY**,** a Delaware corporation (the "**Company**"), hereby certifies that _____, its successor or permitted assigns (the "**Holder**"), is entitled, subject to the provisions of this Warrant, to purchase from the Company, at the times specified herein, ♦ fully paid and non-assessable shares of Common Stock of the Company, par value $0.10 per share (the "**Common Stock**"), at a purchase price per share equal to the Exercise Price (as hereinafter defined).

  1. *Definitions*. (a) The following terms, as used herein, have the following meanings:

"**Affiliate**" shall have the meaning given to such term in Rule 12b-2 promulgated under the Securities and Exchange Act of 1934, as amended.

"**Business Day**" means any day except a Saturday, Sunday or other day on which commercial banks in the City of Seattle, Washington are authorized by law to close.

"**Common Stock**" means the Common Stock, par value $0.10 per share, of the Company.

"**Duly Endorsed**" means duly endorsed in blank by the Person or Persons in whose name a stock certificate is registered or accompanied by a duly executed stock assignment separate from the certificate with the signature(s) thereon guaranteed by a commercial bank or trust company or a member of a national securities exchange or of the National Association of Securities Dealers, Inc.

"**Exercise Date**" means the date a Warrant Exercise Notice is delivered to the Company in the manner provided in Section 9 below.

"**Exercise Price**" means:

US$0.35 from **January 31, 2006** to **January 31, 2007**;
US$0.50 from **February 1, 2007** to **January 31, 2008**; and
US$0.65 from **February 1, 2008** to **January 31, 2009**;

"**Expiration Date**" means 5:00 p.m. (Seattle, Washington) on **January 31, 2009**; provided that if such date shall in the City of Seattle, Washington be a holiday or a day on which banks are authorized to close, then 5:00 p.m. on the next following day which in the City of Seattle, Washington is not a holiday or a day on which banks are authorized to close.

"**Fair Market Value**" means as to any security, the average closing prices of such security's sales on the Principal Market for the day as of which "Fair Market Value" is being determined, or, if there have been no sales on any such exchanges on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day. If the Common Stock is not listed or admitted to unlisted trade privileges and bid and asked prices are not so reported, the Fair Market Value shall be determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

"**Initial Warrant Exercise Date**" means the date hereof.

"**Person**" means an individual, partnership, corporation, trust, joint stock company, association, joint venture, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"**Principal Market**" means the National Association of Securities Dealers electronic over-the-counter bulletin board ("OTCBB"), or if not quoted on the OTCBB, the primary securities exchanges or market on which such security may at the time be listed or quoted for trading.

"**Warrant Shares**" means the shares of Common Stock deliverable upon exercise of this Warrant, as adjusted from time to time.

2.   *Exercise of Warrant*.

(a)   The Holder is entitled to exercise this Warrant in whole or in part at any time on or after the Initial Warrant Exercise Date until the Expiration Date.   To exercise this Warrant, the Holder shall execute and deliver to the Company a Warrant Exercise Notice substantially in the form annexed hereto. No earlier than five (5) days after delivery of the Warrant Exercise Notice, the Holder shall deliver to the Company this Warrant Certificate, including the Warrant Exercise Subscription Form forming a part hereof duly executed by the Holder, together with payment of the applicable Exercise Price. Upon such delivery and payment, the Holder shall be deemed to be the holder of record of the Warrant Shares subject to such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Warrant Shares shall not then be actually delivered to the Holder. No fractional shares will be issued.

(b)   The Exercise Price may be paid to the Company in cash or by certified or official bank check or bank cashier's check payable to the order of the Company, or by wire transfer or by any combination of cash, check or wire transfer.

(c)   If the Holder exercises this Warrant in part, this Warrant Certificate shall be surrendered by the Holder to the Company and a new Warrant Certificate of the same tenor and for the unexercised number of Warrant Shares shall be executed by the Company. The Company shall register the new Warrant Certificate in the name of the Holder or in such name or names of its transferee pursuant to paragraph 6 hereof as may be directed in writing by the Holder and deliver the new Warrant Certificate to the Person or Persons entitled to receive the same.

(d)   Upon surrender of this Warrant Certificate in conformity with the foregoing provisions, the Company shall transfer to the Holder of this Warrant Certificate appropriate evidence of ownership of the shares of Common Stock or other securities or property to which the Holder is entitled, registered or otherwise placed in, or payable to the order of, the name or names of the Holder or such transferee as may be directed in writing by the Holder, and shall deliver such evidence of ownership and any other securities or property to the Person or Persons entitled to receive the same.

(e)   In no event may the Holder exercise these Warrants in whole or in part unless the Holder is an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended (the "U.S. Securities Act"), or the Holder is a non-U.S. person (as defined in Regulation S of the U.S. Securities Act) exercising these Warrants in an "off shore transaction" in accordance with the requirements of Regulation S of the U.S. Securities Act.

(f)   Notwithstanding any other provision hereof, no Holder shall exercise these Warrants, if as a result of such conversion the holder would then become a "ten percent beneficial owner" (as defined in Rule 16a-2 under the Securities Exchange Act of 1934, as amended) of Common Stock. For greater certainty, the Warrants shall not be exercisable by the Holder or redeemed by the Company, if, after giving effect to such exercise, the holder of such securities, together with its affiliates, would in aggregate beneficially own, or exercise control or direction over that number of voting securities of the Company which is 9.99% or greater of the total issued and outstanding voting securities of the Company, immediately after giving effect to such exercise; provided, however, that upon a holder of these Warrants providing the Company with a Waiver Notice that such holder would like to waive the provisions of this paragraph 2(f) with regard to any or all shares of Common Stock issuable upon exercise of these Warrants, this paragraph 2(f) shall be of no force or effect with regard to those shares of Common Stock referenced in the Waiver Notice; provided, further, that this provision shall be of no further force or effect during the sixty-one (61) days immediately preceding the expiration of the term of these Warrants.

3.   *Mandatory Exercise*. Following the effectiveness of a registration statement qualifying the resale of the Warrant Shares, the Company may require Warrant holders, at any time following the date that the closing bid price of the Shares as listed on a Principal Market (as defined herein), as quoted by Bloomberg L.P. (the "Closing Bid Price") has averaged at or above $0.875 for a period of five consecutive trading days, to exercise the Warrants and acquire Warrant Shares at the applicable exercise price per Warrant Share. The Warrant holders will be required to exercise the Warrants within five (5) business days of the receipt of notice from the Company, after which time the Warrants shall be cancelled if unexercised. As used herein, "Principal Market" shall mean The National Association of Securities Dealers Inc.'s OTC Bulletin Board, the Nasdaq SmallCap Market, or the American Stock Exchange. If the Common Shares are not traded on a Principal Market, the Closing Bid Price shall mean the reported Closing Bid Price for the Common Shares, as furnished by the National Association of Securities Dealers, Inc., for the applicable periods.

4.   *Restrictive Legend*. Certificates representing shares of Common Stock issued pursuant to this Warrant shall bear a legend substantially in the form of the legend set forth on the first page of this Warrant Certificate to the extent that and for so long as such legend is required pursuant to applicable law.

5.   *Covenants of the Company*.

(a)   The Company hereby agrees that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant such number of its authorized but unissued shares of Common Stock or other securities of the Company from time to time issuable upon exercise of this Warrant as will be sufficient to permit the exercise in full of this Warrant. All such shares shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights.

(b)   The Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant, and (iii) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

(d)   Before taking any action which would cause an adjustment reducing the current Exercise Price below the then par value, if any, of the shares of Common Stock issuable upon exercise of the Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of such Common Stock at such adjusted Exercise Price.

(e)   Before taking any action which would result in an adjustment in the number of shares of Common Stock for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(f)   The Company covenants that during the period the Warrant is outstanding, it will use its best efforts to comply with any and all reporting obligations under the Securities Exchange Act of 1934, as amended.

(g)   The Company will take all such reasonable action as may be necessary (i) to maintain a Principal Market for its Common Shares in the United States and (ii) to assure that such Warrant Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Principal Market upon which the Common Stock may be listed.

(h)   The Company shall preserve and maintain its corporate existence and all licenses and permits that are material to the proper conduct of its business.

(i)   The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant.

6.   *Exchange, Transfer or Assignment of Warrant*; *Registration*

(a)   Each taker and holder of this Warrant Certificate by taking or holding the same, consents and agrees that the registered holder hereof may be treated by the Company and all other persons dealing with this Warrant Certificate as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby.

(b)   The Holder agrees that it will not transfer, hypothecate, sell, assign, pledge or encumber any Warrants or Warrant Shares unless such securities are registered under the U.S. Securities Act and registered or qualified under any applicable state securities laws or such transfer is effected pursuant to an available exemption from registration.

(c)   The Holder of this Warrant has been granted certain registration rights by the Company. The registration rights are set forth in that certain Subscription Agreement between the Company and the Holder under which this Warrant was issued. The terms of the Subscription Agreement are incorporated herein by this reference.

7.   *Anti-Dilution Provisions*. The Exercise Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a)   In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the number of Warrant Shares shall be proportionately adjusted to reflect such dividend, distribution, subdivision, reclassification or combination. For

6

example, if the Company declares a 2 for 1 stock split and the number of Warrant Shares immediately prior to such event was 200,000, the number of Warrant Shares immediately after such event would be 400,000. Such adjustment shall be made successively whenever any event listed above shall occur.

(b)   Whenever the number of Warrant Shares is adjusted pursuant to Subsection (a) above, the Exercise Price shall simultaneously be adjusted by multiplying the Exercise Price immediately prior to such event by the number of Warrant Shares immediately prior to such event and dividing the product so obtained by the number of Warrant Shares, as adjusted. If an Exercise Price has not yet been established, an adjustment thereof shall be deferred until one is established pursuant to the terms of this Warrant.

(c)   No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least five percent (5%) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 7 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

(d)   Whenever the Exercise Price is adjusted, as herein provided, the Company shall promptly cause a notice setting forth the adjusted Exercise Price and adjusted number of Shares issuable upon exercise of each Warrant to be mailed to the Holder. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computation required by this Section 7, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e)   In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsection (a), above.

(f)   Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in this Warrant.

(g)   In case at any time or from time to time conditions arise by reasons of action taken by the Company, which in the reasonable opinion of its Board of Directors, are not adequately covered by the provisions of Section 7 hereof, and which might materially and adversely affect the exercise rights of the Holder hereof, the Board of Directors shall appoint a firm of independent certified public accountants, which may be the firm regularly retained by the Company, which will give their opinion upon the adjustment, if any, on a basis consistent with the standards established in the other provisions of Section 7 necessary with respect to the Exercise Price then in effect and the number of shares of Common Stock for which the Warrant is exercisable, so as to preserve, without dilution, the exercise rights of the Holder. Upon receipt of such opinion, the Board of Directors shall forthwith make the adjustments described therein.

8.   *Loss or Destruction of Warrant*. Upon receipt by the Company of evidence satisfactory to it (in the exercise of its reasonable discretion) of the loss, theft, destruction or mutilation of this Warrant Certificate, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant Certificate, if mutilated, the Company shall execute and deliver a new Warrant Certificate of like tenor and date.

9.   *Notices*. Any notice, demand or delivery authorized by this Warrant Certificate shall be in writing and shall be given to the Holder or the Company, as the case may be, at its address (or telecopier number) set forth below, or such other address (or telecopier number) as shall have been furnished to the party giving or making such notice, demand or delivery:

If to the Company: LITTLE SQUAW GOLD MINING COMPANY
                              3412 S. Lincoln Dr.
                              Spokane, WA 99203-1650
                              Attention: Dick Walters, President
                              Fax: 509-624-2878

                with a copy to:

                              DORSEY & WHITNEY LLP
                              Republic Plaza Building
                              Suite 4700 370 Seventeenth Street
                              Denver, CO 80202-5647
                              Attention: Kenneth Sam
                              Fax: 303-629-3450

If to the Holder: at the address set forth on the last page of this Warrant.

Each such notice, demand or delivery shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified herein and the intended recipient confirms the receipt of such telecopy or (ii) if given by any other means, when received at the address specified herein.

10.   *Rights of the Holder*. Prior to the exercise of any Warrant, the Holder shall not, by virtue hereof, be entitled to any rights of a shareholder of the Company, including, without limitation, the right to vote, to receive dividends or other distributions, to exercise any preemptive right or any notice of any proceedings of the Company except as may be specifically provided for herein.

11.   *GOVERNING LAW*. THIS WARRANT CERTIFICATE AND ALL RIGHTS ARISING HEREUNDER SHALL BE CONSTRUED AND DETERMINED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF WASHINGTON, AND THE PERFORMANCE THEREOF SHALL BE GOVERNED AND ENFORCED IN ACCORDANCE WITH SUCH LAWS.

12.   *Amendments; Waivers*. Any provision of this Warrant Certificate may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Holder and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

13.   *Company Reorganization.* In the event of any sale of substantially all the assets of the Company or any reorganization, reclassification, merger or consolidation of the Company where the Company is not the surviving entity, then as a condition to the Company entering into such transaction, the entity acquiring such assets or the surviving entity, as the case may be, shall agree to assume the Company's obligations hereunder.

****

IN WITNESS WHEREOF, the Company has duly caused this Warrant to be signed by its duly authorized officer and to be dated as of **January 31, 2006**.

LITTLE SQUAW GOLD MINING COMPANY

By:_____

Name:

Title:

Holder:

_____

_____

_____

(Name and address)

WARRANT EXERCISE SUBSCRIPTION FORM

(To be executed only upon exercise of the Warrant
after deliver of Warrant Exercise Notice)

To: LITTLE SQUAW GOLD MINING COMPANY

The undersigned irrevocably exercises the Warrant for the purchase of _____ shares (the **"Shares"**) of Common Stock, par value $0.10 per share, of LITTLE SQUAW GOLD MINING COMPANY (the **"Company"**) at $_____ per Share (the Exercise Price currently in effect pursuant to the Warrant).

The undersigned herewith makes payment of $_____ (such payment being made in cash or by certified or official bank or bank cashier's check payable to the order of the Company or by any permitted combination of such cash or check), all on the terms and conditions specified in the within Warrant Certificate, surrenders this Warrant Certificate and all right, title and interest therein to the Company and directs that the Shares deliverable upon the exercise of this Warrant be registered or placed in the name and at the address specified below and delivered thereto.

The undersigned is either (i) an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended (the "U.S. Securities Act"), and is exercising these Warrants in a transaction that does not require registration under the U.S. Securities Act or (ii) is not a U.S. Person or person in the United States and is exercising these Warrants in an "off shore transaction" in accordance with the requirements of Regulation S of the U.S. Securities Act. The terms U.S. Person, United States and off-shore transaction have the meanings set forth in Regulation S of the U.S. Securities Act.

Number of shares of Common Stock beneficially owned or deemed beneficially owned by the Holder on the date of Exercise: _____

Check this box, if applicable:

☐   The undersigned hereby represents that it has either sold the common stock to be issued hereunder or intends to sell such common stock within 20 business days of receipt of such common stock in compliance with the Plan of Distribution set forth in the Registration Statement file under the U.S. Securities Act in respect to such common stock and in compliance with the applicable securities law. The undersigned hereby requests that the share certificate representing the common stock be issued without a restrictive legend.

Date: _____

_____
(Signature of Owner)

_____
(Street Address)

_____
(City)   (State) (Zip Code)

Securities and/or check to be issued to: _____

Please insert social security or identifying number: _____

Name: _____

Street Address: _____

City, State and Zip Code: _____

Any unexercised portion of the Warrant evidenced by the within Warrant Certificate to be issued to: _____

Please insert social security or identifying number: _____

Name: _____

Street Address: _____

City, State and Zip Code: _____

WARRANT ASSIGNMENT FORM

Dated _____ ____, _____

FOR VALUE RECEIVED, _____ hereby sells, assigns and transfers unto_____(the "**Assignee**"),

(please type or print in block letters)

_____

_____

(insert address)

its right to purchase up to shares of Common Stock represented by these Warrants and does hereby irrevocably constitute and appoint _____ Attorney, to transfer the same on the books of the Company, with full power of substitution in the premises.

Signature: _____

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES.

To be completed by transferee.

In connection with this transfer: (check one):

_____   The undersigned transferee hereby certifies that (i) it is not a U.S. Person and was not offered the Warrants while in the United States and did not execute this certificate while within the United States, (ii) it is not acquiring any of the Warrants represented by this Warrant Certificate by or on behalf of any U.S. person or person within the United States, and (iii) it has in all other respects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the "US Securities Act"), or any successor rule or regulation of the United States Securities and Exchange Commission as presently in effect.

_____   The undersigned transferee is delivering a written opinion of U.S. counsel to the effect that this transfer of Warrants has been registered under the US Securities Act or are exempt from registration thereunder.

Signature: _____

Exhibit 10.18

INDEPENDENT CONTRACTOR AGREEMENT
FOR
CONSULTING MANAGEMENT SERVICES

THIS INDEPENDENT CONTRACTOR AGREEMENT ("Agreement") is entered into as of the 1st day of March, 2006 (the "Effective Date") by and between Little Squaw Gold Mining LSGMC ("LSGM"), with its principal place of business located in Spokane, Washington, and Ted R. Sharp ("Consultant"), Nampa, Idaho.

WHEREAS, LSGM and Consultant recognize that Consultant will provide certain services for LSGM as a consultant including but not limited to executive management functions and financial management functions; and

WHEREAS, LSGM and Consultant desire to enter into this Agreement setting forth the terms and conditions of the business relationship.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the sufficiency of such consideration is expressly acknowledged by the parties, LSGM and Consultant hereby agree as follows:

1. Services. Consultant shall be the Chief Financial Officer, Secretary, and Treasurer of LSGM, as of March 1, 2006, and shall perform the duties and responsibilities of those positions. In addition, the Consultant shall provide such other executive management functions and financial management functions as may be requested by LSGM and acceptable to the Consultant. For purposes of this Agreement, the duties and responsibilities of the Chief Financial Officer, Secretary and Treasurer and such additional services as are requested by LSGM and accepted by the Consultant shall be referred to as the "Services".

2. Term. The term of this Agreement is for a period commencing March 1, 2006 and ending December 31, 2006. This Agreement may be terminated at anytime by either party upon receipt of reasonable notice. Reasonable notice is defined as a written notice received by the other party not less than fifteen (15) days prior to the termination date. The parties to this Agreement reserve the right to cancel this Agreement at any time by mutual agreement.

3. Compensation.

    3.1 Consulting Fee. As consideration for performance of the Services, LSGM will pay Consultant a flat rate consulting fee of seven thousand five hundred dollars ($7,500) per month.

    3.2 Payment. The consulting fee payable to Consultant is payable by LSGMC within fifteen (15) days of receipt of an invoice for Services from the Consultant.

3.3 Restricted Stock Awards and Options. If the Consultant's performance of the Services during the period March 1, 2006 to April 30, 2006 has been satisfactory, in the sole discretion of LSGM, then LSGM will issue to Consultant 25,000 restricted shares of common stock of LSGMC, and options to purchase an additional 50,000 shares at an exercise price of $0.40 per share. The exercise price for the options was determined by the market closing price of the shares of common stock of the Company on March 1, 2006, the day the awards and options were authorized by the Board of Directors. The restricted shares and options are to be issued in accordance with the terms and conditions of the LSGM Restated 2003 Share Incentive Plan.

3.4 Expenses. LSGM will reimburse the Consultant for all his reasonable expenses incurred in the course of performing his duties with the exception of those expenses involved in commuting to and from his home and principal business office in Nampa, Idaho and Spokane, Washington, including his living expenses while in Spokane. Also excepted are any rental or usage fees for the Consultant's business office in Nampa, Idaho, and for use of the office equipment therein. Consultant's applicable telecommunications and office consumables are reimbursable expenses. Individual expense greater than $1,000 are subject to prior approval of the President. Advances up to $5,000 per month may be provided to Consultant at the discretion of the President. Consultant will provide a monthly expense accounting on a timely basis and on a form to be provided by LSGMC. All Consultant's monthly expense accounts are subject to acceptance approvals the President. Receipts or other proofs of expenditures exceeding $50 made on behalf of LSGMC are required to be submitted with Consultant's monthly expense accounts. LSGMC reserves the right to withhold reimbursement of those expense items over $50 that are not receipted. Items of expense less than $50 are to be receipted in-so-far as reasonably possible. LSGMC will reimburse Consultant for the amount of each of his monthly expense account reports less any outstanding expense advance balance within fifteen (15) days of receiving his expense report.

3.5 Additional Terms Regarding Compensation. Pursuant to this Agreement: (i) Consultant will be required to submit an invoice for payment for Services; (ii) LSGM will report payments to Consultant for Services on an IRS Form 1099; and (iii) Consultant will be required to provide state Business Identification numbers, a federal identification number, and evidence of professional or business liability and medical insurances.

4. Other Terms and Conditions.

4.1 Status. Consultant's status under this Agreement shall be that of an independent contractor and not that of an employee or agent. This Agreement does not create any other relationship of any kind, including, without limitation, joint venture, partnership or other relationship of any similar kind between or among the Consultant and LSGM, LSGM's affiliates, and/or its business partners. As an independent contractor, Consultant is solely responsible for payment of all taxes relating to Services, including but not limited to, all federal, state and local income taxes, employment related taxes, self-employment taxes and all withholding taxes relating to any employee of Consultant.

4.2 Performance of Services. For Services other than those normally performed by the Chief Financial Officer, Secretary or Treasurer of a company, LSGM shall provide general time guidelines for the completion of those additional Services. Consultant shall determine the method for the performance of such additional Services and, within the time specifications, the period of time in which the work is to be performed.

4.3 Time. Consultant is required and expected to devote such time and services as may be necessary to perform the Services.

4.4 No Benefits. Both LSGM and Consultant agree that no benefits will be provided to Consultant other than cash payments for Services performed hereunder.

5. Confidential Information. Consultant acknowledges that Consultant, in the course of his Services for LSGM, will acquire, have access to and/or develop information and knowledge with respect to the following ("Confidential Information"): (i) confidential business operations, procedures, long range plans, short range plans, pricing, business contacts and the like, (ii) intellectual properties, technologies, ideas and the like, (iii) computer programs, designs, applications and software, and (iv) any other item or matter that LSGM would reasonably desire to have kept confidential. Consultant agrees that (i) Confidential Information is proprietary to LSGM and (ii) at no time during the term of this Agreement or at any time after the termination of this Agreement will Consultant use (for Consultant's benefit) or disclose to anyone else, Confidential Information except in performance of the Services for LSGM. On termination of this Agreement, Consultant shall not be entitled to keep or reproduce Confidential Information in any form, and shall promptly return any Confidential Information to LSGM. Confidential Information does not include information in the public domain.

6. Ownership of Intellectual Property. All intellectual property, technology, ideas and all Confidential Information (as defined at Section 5, above) of LSGM or developed by Consultant, either alone or in conjunction with others, as a result of Consultant's Services rendered to LSGM, is and shall be the sole property of LSGM. Consultant agrees that, at any time requested by LSGM (both during or after the term of this Agreement), Consultant shall (i) deliver to LSGM any and all documents, electronically stored information, property or the like relating to the property described in this Section 6 and Confidential Information, and (ii) execute any documents of assignment to document LSGM's ownership of the same.

7. Enforcement. Consultant acknowledges that actual or threatened breach of Sections 5, or 6 could cause irreparable harm to LSGM. In the event of Consultant's actual or threatened breach of any said section, LSGM may seek an injunction or order restraining Consultant without proof of monetary damages. Nothing contained herein shall be construed as preventing LSGM from pursuing any other available remedies for such breach or threatened breach, including the recovery of damages from Consultant. The terms of this paragraph and Sections 5 and 6 shall be continuing covenants which survive termination of this Agreement.

8. Severability. Should any provision of this Agreement be held invalid or unenforceable, the remainder of this Agreement shall nevertheless remain in full force and effect. Furthermore, if any one or more of the provisions of this Agreement for any reason   shall be held to be excessively broad as to activity or subject, it shall be construed by limiting and/or reducing it, so as to be enforceable to the extent compatible with applicable law.

9. Enforcement. This Agreement is to be construed in accordance with the laws of the State of Washington, without reference to its choice of laws provisions. Venue of any action arising in connection with this Agreement must be laid in the County of Spokane.

10. Waivers.   If LSGM or Consultant waives a breach of this Agreement, by the other, that waiver will not operate or be construed as a waiver of later breaches.

11. Assignment. This Agreement may not be assigned by Consultant.

12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13. Attorneys' Fees. In the event that either party shall bring an action, during or after the termination of this Agreement, in connection with the performance, breach or interpretation of this Agreement, or in any way relating to Consultant's Services to LSGM, the prevailing party as determined by the court in such action shall be entitled to recover from the losing party all reasonable costs and expenses of litigation, including attorneys' fees, court costs, costs of investigation, accounting and other costs reasonably related to said litigation, in such amount as may be determined in the sole discretion of the court having jurisdiction over such action.

14. Notices. Any notices given in connection with this Agreement shall be given in writing and shall be sent by Certified Mail, Return Receipt Requested, to the other party at the other party's address stated under his, her or its signature below. Either party may change its address stated herein by giving notice of the change in accordance with this section.

15. Entire Agreement. This Agreement is intended by the parties hereto to constitute the entire understanding of the parties with respect to the Consultant's Services to LSGM. It supersedes any prior arrangements, understandings, writings or communications among them and cannot be amended, modified or supplemented in any respect except by subsequent written agreements signed by LSGM and Consultant.

        IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

LSGM:
Little Squaw Gold Mining LSGMC: **Consultant:**

/s/ Richard R. Walters   /s/ Ted R. Sharp
Richard R. Walters,   **Ted R. Sharp**
President   **714 Whisperwood Ct.**
                                                 Nampa, Idaho 83686

Exhibit 23.5



A PROFESSIONAL SERVICES FIRM

Certified Public Accountants | Business Consultants

dm-t
decoria • maichel • teague

1105 W. Francis, Suite A
Spokane, Washington 99205

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated March 4, 2006, with respect to the balance sheets of Little Squaw Gold Mining Company as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended and from the date of inception on March 26, 1959 through December 31, 2005, which report appears in a Form SB-2/A Amendment No. 1 expected to filed on July 6, 2006.

DeCoria, Maichel + Teague P.S.

DeCoria, Maichel & Teague, P.S.
Spokane, Washington
July 6, 2006